082-35029



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

December 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a notice/announcement from the Westfield Group regarding an update to the Westfield Group's Distribution Reinvestment Plan. This notice with attachments was sent to the Members of Westfield Group on December 23, 2008. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms.   Aline Taireh
Title: Assistant Secretary

Enclosures

82-35029

23 December 2008

RECEIVED

2009 JAN -5 A. 8: 4 !

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone	02 9358 7000
Facsimile	02 9358 7077
Internet	www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Westfield Group (ASX : WDC)
Update and important information about the operation of the Group's
Distribution Reinvestment Plan

On 11 November 2008, the Group announced the reactivation of its Distribution Reinvestment Plan (DRP) for the February 2009 distribution.

As stated in that announcement, a discount of 2.5% will be applied to securities issued under the DRP. Securities issued under the DRP in respect of the February 2009 distribution will rank for distributions from 1 January 2009. That is, they will carry the same distribution and other entitlements as existing stapled securities and trade under the code "WDC".

In conjunction with the reactivation of the DRP, the DRP rules have been amended as follows:

1. The pricing period for setting the DRP price has been extended to 10 consecutive trading days (previously 5 trading days) as determined by the Board and the pricing methodology adjusted to a simple arithmetic mean calculation.

2. To allow for on-line applications to participate in the DRP.

3. To permit future changes to the DRP rules to be notified to members by way of announcement to the ASX.

As the pricing period is being extended, the record date for entitlements to distributions as well as participation in the DRP will move from mid February and August to early February and August. The record date for the distribution payable in February 2009 will be announced to the ASX at the same time as the Group announces its estimated distribution. This announcement is expected to be made in late January 2009.

The DRP booklet is attached. The booklet, together with details as to how to participate in the DRP, can also be found within the Investor Services section of Westfield Group's website at www.westfield.com/corporate.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449



Westfield Group
Distribution Reinvestment Plan

Key Features of the Westfield Group Distribution Reinvestment Plan

> Applies to Westfield Group Stapled Securities

> No brokerage

> Automatic reinvestment of distributions

> Optional participation – may be varied from time to time

> Participation may be subject to scale back

> Stapled Securities may be issued at a discount

Please telephone the Westfield Group Registry, (see page 5 for contact details) if you have any enquiries or require assistance.

Westfield Holdings Limited (ABN 66 001 671 496) Westfield Management Limited (ABN 41 001 670 579; AFS Licence 230329) as Responsible Entity of Westfield Trust (ARSN 090 849 746) Westfield America Management Limited (ABN 66 072 780 619; AFS Licence 230324) as Responsible Entity of Westfield America Trust (ARSN 092 058 449)

Dated 23 December 2008

Westfield

82-35029

If you have any questions concerning the operation of the Plan, its impact on you or your decision whether to participate in the Plan, please contact your investment, financial or other adviser.

Frequently Asked Questions

Set out below are summarised answers to certain frequently asked questions on the operation of the Plan. The full Rules of the Plan are set out on pages 6-12 of this booklet.

This document does not take into account your individual investment objectives, financial situation, taxation position or needs. If you have any questions concerning the operation of the Plan, its impact on you, or your decision whether to participate in the Plan, please contact your investment, financial or other adviser.

1. What is the plan?

The Westfield Group Distribution Reinvestment Plan ("Plan") provides holders of Westfield Group Stapled Securities ("Stapled Securities") with an optional and convenient method of reinvesting all or part of their distributions into new Stapled Securities. If a holder of Stapled Securities ("Securityholder") chooses to participate in the Plan, distributions the Securityholder would otherwise receive are used to acquire new Stapled Securities.

The new Stapled Securities are issued to the Securityholder at the arithmetic average of the daily volume weighted average sale price of Stapled Securities traded on the ASX during the Pricing Period, excluding certain trades, appropriately adjusted to reflect differing initial distribution entitlements and less a discount (if any) of up to 10%.

The Plan will be administered for Westfield Holdings Limited by its directors, for Westfield Trust ("WFT") by Westfield Management Limited as responsible entity of WFT and for Westfield America Trust ("WFA") by Westfield America Management Limited as responsible entity of WFA ("Administrators").

2. Who may participate in the Plan?

All Securityholders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. The laws of some countries, however, may prohibit participation by some overseas Securityholders. Accordingly, Securityholders who are not resident in Australia or New Zealand may not participate in the Plan unless the Administrators are satisfied that the issue of Stapled Securities to them under the Plan is lawful and practicable.

3. How do I join the Plan?

If you wish to participate in the Plan, complete the Distribution Reinvestment Plan Form and return it to the Westfield Group Registry or apply online at the Registry's website'. You may join the Plan at any time, but if you wish to participate in the Plan for a particular distribution, your completed application form must be received by the Registry or be lodged online prior to the record date for that distribution. The record date is the date used to identify Securityholders entitled to participate in the distribution, and is announced to the ASX at the same time as the Group announces its estimated distribution.

1. See page 5 for the Westfield Group Registry's contact and website details.

2 / Westfield Group

Frequently Asked Questions

4. What levels of participation are available?

Participation in the Plan is optional. If you do nothing, you will continue to receive distributions in the usual manner. If, however, you wish to participate in the Plan, you may do so at two levels (subject to any limitations discussed below):

(a) **Participation in full**, under which all cash distributions on all Stapled Securities you hold now or may hold in the future under the same Holder name and account designation are automatically reinvested into new Stapled Securities under the Plan. Please note that a separate application form must be completed for each HIN or SRN.

(b) **Participation in part**, under which cash distributions on the number of Stapled Securities you nominate will be automatically reinvested into new Stapled Securities under the Plan. Distribution payments will continue to be made in the usual manner for Stapled Securities you hold which you do not nominate for participation in the Plan. Please note that a separate application form must be completed for each HIN or SRN.

5. Is there any limit on my participation?

The Administrators may, in respect of a distribution, limit the aggregate amount which may be reinvested under the Plan. In that case, if that amount is exceeded, the Administrators may scale back on a pro-rata basis each Participant's participation in the Plan in respect of that distribution. Where scale back applies, any amount of a Participant's distribution which is not reinvested will be paid to that Participant.

The Administrators will advise any such limit to the Australian Securities Exchange.

6. How can my participation be changed?

A Participant may vary their participation in the Plan by completing the relevant section of the Distribution Reinvestment Plan Form and returning it to the Westfield Group Registry or applying online at the Westfield Group Registry's website'.

Copies of the Distribution Reinvestment Plan Form are available on request from the Westfield Group Registry or can be downloaded at www.westfield.com/corporate. A variation of your participation in the Plan will take effect for the next distribution after the Distribution Reinvestment Plan Form is received. Please note, however, that changes to your participation received or lodged online after the record date for a particular distribution will not take effect until the following distribution.

7. How can my participation be withdrawn?

A Participant may cancel their participation in the Plan by completing the relevant section of the Distribution Reinvestment Plan Form and returning it to the Westfield Group Registry or by changing their details online at the Registry's website'. (Note: For so long as a Securityholder is participating in the Plan, a Direct Credit Form will not override Plan instructions unless there is a note on the form requesting that the participation in the Plan be withdrawn).

1. See page 5 for the Westfield Group Registry's contact and website details.

3 / Westfield Group

If you have any questions concerning the operation of the Plan, its impact on you or your decision whether to participate in the Plan, please contact your investment, financial or other adviser.

Frequently Asked Questions

8. Can I sell my participating Stapled Securities?

Stapled Securities participating in the Plan or Stapled Securities issued under the Plan may be sold at any time. Should a Participant sell any participating Stapled Securities before the record date for the relevant distribution they should inform their broker that the Stapled Securities are participating in the Plan. The Participant should also immediately complete the relevant section of the Distribution Reinvestment Plan Form and return it to the Westfield Group Registry or changing their details online.

Note: Participating Stapled Securities sold after the record date for a relevant distribution will remain subject to the Plan for that distribution unless Plan participation is altered or cancelled by the Participant in writing to the Westfield Group Registry or online prior to the record date.

9. At what price are Stapled Securities issued?

Stapled Securities issued under the Plan will be issued at a price which is equal to the arithmetic average of the daily volume weighted average sale price of Stapled Securities traded on the ASX during the Pricing Period, excluding any transaction defined in the ASX Market Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Stapled Securities, any overnight crossings and any other trades that the Administrator considers may not be fairly reflective of natural supply and demand. If Stapled Securities to be issued rank for distributions differently to existing Stapled Securities, the issue price will be adjusted to reflect this difference. The price may then be further reduced by any discount determined by the Administrators and notified to Securityholders (which may be up to 10%).

10. How many Stapled Securities are issued?

Cash distributions net of tax withheld (if any) are used to purchase as many new Stapled Securities as possible at the issue price, subject to any scale back described above, rounded down to the nearest whole number. Any fractional rounding amounts will either be carried forward and held on behalf of Securityholders for future re-investment in Stapled Securities under the Plan or paid to the Participant without interest.

11. What distributions are my new Stapled Securities entitled to?

Stapled Securities issued under the Plan will rank for distributions from the date determined by the Administrators. However, in the absence of a determination, Stapled Securities issued under the Plan will rank for distributions from the first day following the date on which they are issued.

If Stapled Securities issued under the Plan rank for distributions from the first day following the date on which they are issued and are issued at the end of February or August, those Stapled Securities will rank for distributions for the approximately four months remaining in the relevant Accrual Period. This means that those Stapled Securities would be entitled to approximately two-thirds of the next distribution.

In these circumstances, once Stapled Securities issued under the Plan become entitled to their first distribution, they will begin to rank equally for distributions with all other Stapled Securities.

4 / Westfield Group Distribution Reinvestment Plan

Frequently Asked Questions

12. What are the costs?

Securityholders participating in the Plan will pay no brokerage charges, commissions or other transaction costs in relation to the issue of Stapled Securities to them under the Plan. Stapled Securities will be issued at the issue price calculated on the basis outlined in question 9.

13. What statements will I receive?

Following the issue of Stapled Securities under the Plan, Securityholders who received Stapled Securities in that issue will receive a statement which gives details of the Participant's participation held in the Plan.

14. Can I trade my new Stapled Securities?

Stapled Securities issued under the Plan will be listed on the Australian Securities Exchange and may generally be traded with your existing Stapled Securities under the ASX code: WDC. However, if Stapled Securities are issued with different distribution entitlements to existing Stapled Securities (shown on the Distribution Statement) they will be traded under a separate ASX code until they become entitled to their first distribution, at which time they will begin to rank equally for distributions with other Stapled Securities.

15. What is the tax position of Stapled Securities issued under the Plan?

Distributions used to purchase Stapled Securities under the Plan are taxed in the same manner as cash distributions paid to Securityholders. Participants in the Plan will receive details on the taxable components of distributions at the same time as all other Securityholders.

The amount of cash distributions applied to acquire new Stapled Securities under the Plan is net of any applicable Australian withholding taxes. Australian resident Securityholders are subject to withholding tax at 46.5% on the gross distribution from WFA and WFT and the unfranked amount of dividends from WHL where no Tax File Number, exemption or Australian Business Number has been recorded. Securityholders resident outside Australia, unless exempted under Australian taxation law, are subject to Australian withholding taxes on their distributions at varying rates depending on the components of the distributions. Your Plan statements will provide details of the amount of any withholding taxes.

Please contact your taxation adviser if you have any questions concerning the taxation consequences of participating in the Plan.

16. What are the Westfield Group Registry's contact and website details?

The Westfield Group Registry is Computershare Investor Services Limited ("Computershare"). If you have any enquiries or require assistance you can telephone Computershare on Toll Free 1300 132 211 (for Australian callers) or +61 3 9415 4070 (for international callers).

If you wish to vary your participation in the Plan online please visit Computershare's website at www.computershare.com.au/investor.

If you wish to vary your participation in the Plan by completing a Distribution Reinvestment Plan Form, please post it to Computershare at the following address:

GPO Box 2975,
Melbourne VIC 3001
Australia

5 / Westfield Group Distribution Reinvestment Plan

1. Participation

1.1 Participation is optional and not transferable.

1.2 Subject to these Rules and the rights, obligations and restrictions attaching to any Stapled Securities or classes of Stapled Securities, each Securityholder may apply for participation in this Plan.

1.3 All Securityholders whose registered address is in Australia or New Zealand are eligible to participate in the Plan. Securityholders whose registered address is outside Australia or New Zealand may not participate in the Plan unless the Administrators are satisfied that the issue of such Stapled Securities to them under the Plan is lawful and practicable.

1.4 Every Securityholder who wishes to participate in the Plan must lodge an Application with the Security Registrar in a manner approved by the Administrators.

1.5 Each Application received by the Security Registrar will be effective in respect of the first Distribution payment after receipt of the Application, provided it is received on or before 5 pm (Sydney time) on the record date for that Distribution.

1.6 An Application by joint holders of Stapled Securities must be signed by all joint holders unless the Application is lodged electronically. The Administrators may impose any measures which they consider appropriate in respect of Applications lodged electronically by joint holders.

1.7 An Application must be lodged for each Stapled Security holding account and each Stapled Security holding account of a Securityholder will be treated separately for all purposes under the Plan.

2. Level of Participation

2.1 A Securityholder must specify on the Application the extent to which the Securityholder wishes to participate in the Plan in respect of the nominated account. Subject to a minimum and/or maximum number of Stapled Securities determined by the Administrators from time to time and rule 3.6, participation in the Plan may be either:

(a) full participation for the whole of that Securityholder's holding from time to time however acquired (including Stapled Securities issued under the Plan); or

(b) limited participation for a nominated number of that Securityholder's Stapled Securities together with the Stapled Securities issued under the Plan. If at the record date for a Distribution the number of Stapled Securities held by the Participant is less than the nominated number, then the Plan will apply only to such lesser number for that Distribution.

2.2 An Application in respect of a Securityholder's holding which is duly signed or which is lodged electronically, but which does not indicate the degree of participation selected, shall be deemed to be an Application for full participation.

2.3 The Westfield Group records of the level of a Securityholder's participation and the number of Stapled Securities subject to the Plan will be conclusive evidence of the matters so recorded.

---

3. Operation of the Plan

3.1 Subject to the Constitutions, Distributions on Stapled Securities participating in the Plan will, upon payment, be applied by the Administrators to acquire additional Stapled Securities in the Westfield Group.

3.2 In respect of each Participant, the Administrators will establish and maintain a Plan account. At the time of each cash Distribution payment the Administrators will for that Participant:

(a) determine the Distribution payable in respect of the Stapled Securities subject to the Plan and any withholding tax payable or other amount that may be withheld in respect of such Stapled Securities;

(b) credit the net amount in 3.2(a) above to the Participant's Plan account; and

(c) subject to the Constitutions and rule 3.6, acquire additional Stapled Securities in the name of the Participant and apply the amount in the Participant's Plan account towards and in satisfaction of the allotment or application price for those additional Stapled Securities.

3.3 Subject to rules 3.5, 3.6, 3.7 and 3.8 described below, the number of Stapled Securities issued to a Participant will be the whole number equal to, or where not a whole number, the nearest whole number below the number calculated by the formula:

Number of Stapled Securities

$$= \frac{D - I + R}{C}$$

D is the amount of the Distribution payable on the Participant's participating Stapled Securities as at the record date for that Distribution;

T is any withholding tax or other amounts to be withheld in relation to the Distribution payable on such Stapled Securities;

R is the residual positive balance carried forward in the Participant's Plan account; and

C is the issue price of Stapled Securities under the Plan.

3.4 The issue price of a Stapled Security issued under the Plan on a particular date ("Issue Date") is calculated as:

(a) the arithmetic average of the daily volume weighted average sale price of Stapled Securities traded on the ASX during the Pricing Period excluding any transaction defined in the ASX Market Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Stapled Securities, any overnight crossings and any other trades that the Administrators consider may not be fairly reflective of natural supply and demand; or

(b) if no sale was made in the Pricing Period, the average of the price offered by a willing purchaser for such Stapled Securities ("bid price") and the price offered by a willing vendor for such Stapled Securities ("ask price") as quoted on the ASX during that period; or

3. Operation of the Plan (continued)

(c) if either no bid or ask prices were quoted during the Pricing Period, the last sale price as quoted on the ASX prior to the Pricing Period,

such price being:

(d) first, if the Stapled Securities whose prices used under 3.2(a), (b) or (c) above have an entitlement to Distributions which is different to the Distributions to which the new Stapled Securities will be entitled, adjusted by the Administrators by such an amount as they consider appropriate to reflect this difference;

(e) secondly, subject to any relevant conditions of any ASIC relief applicable to the issue, reduced by such percentage (being zero or a percentage less than 10%) as the Administrators may notify to all Securityholders from time to time; and

(f) thirdly, rounded to the nearest whole cent (0.5 of one cent being rounded down).

For these purposes a fully participating Stapled Security is a fully paid Stapled Security which will participate fully for distributions for the Accrual Period in which the Issue Date occurs.

3.5 The issue price calculated in accordance with rule 3.4 will be broken into three components as follows:

(a) the acquisition price of the WHL Shares to be issued under the Plan will be determined by the directors of WHL as a component of the price of the Stapled Securities;

(b) the acquisition price of the WFT Units to be issued under the Plan will be determined by the responsible entity of WFT; and

(c) the acquisition price of the WFA Units to be issued under the Plan will be determined by the responsible entity of WFA.

3.6 Notwithstanding any other provision of this Plan, if the Aggregate Reinvestment Amount exceeds the Reinvestment Limit, then the Administrators may:

(a) scale back the amount of the Distribution to be reinvested by each Participant on a pro-rata basis to the extent necessary to ensure that the Reinvestment Limit is not exceeded; and

(b) pay to each Participant any portion of their Distribution which is not reinvested (without interest).

3.7 Notwithstanding any other provision of this Plan, no WHL Shares, WFT Units or WFA Units may be issued under this Plan unless the number of WHL Shares, WFT Units and WFA Units issued to a Participant is identical and each WHL Share is stapled to a WFT Unit and a WFA Unit.

3.8 Dividends on WHL Shares and distributions on WFT Units and WFA Units will be pooled for the purpose of calculating a Participant's entitlement to additional Stapled Securities under the Plan.

3. Operation of the Plan (continued)

3.9 Subject to rule 3.6, in relation to each Distribution, the amount of a Participant's Distribution on participating Stapled Securities not reinvested in Stapled Securities (including amounts representing a fraction of a Stapled Security), subject to the proper withholding of any tax or other amounts, at the election of the Administrators, will either be:

(a) recorded as a residual positive balance in the Plan account and will be carried forward to the next Distribution. No interest will accrue in respect of any residual positive balance; or

(b) paid to the Participant without interest.

4. Issue of Stapled Securities

4.1 Newly issued Stapled Securities to be allotted under the Plan will be issued within the time required by the Listing Rules of the ASX.

4.2 All newly issued Stapled Securities allotted to Participants under the Plan will rank for Distributions from the date determined by the Administrators or, in the absence of such a determination, the first day immediately following the date on which they are issued.

4.3 All Stapled Securities allotted under the Plan will be registered on the Stapled Security register on which the Participant's holding is currently registered. Where Stapled Securities are held on more than one register the Stapled Securities will be registered under the first named register as shown on the register of Securityholders.

4.4 Application will be made promptly after allotment of any newly issued Stapled Securities under the Plan for such Stapled Securities to be quoted on the ASX, if other Stapled Securities are quoted at that time.

5. Statements to Participants

After each Distribution payment, Participants will be sent a statement which will include:

(a) the number of Stapled Securities participating in the Plan;

(b) from the Distribution paid on those Stapled Securities:
(i) the amount comprising dividends on WHL Shares and the extent to which the dividend is franked;
(ii) the amount comprising distributions on WFT Units;
(iii) the amount comprising distributions on WFA Units; and
(iv) the amount of any deduction made from the Distribution;

(c) the number of additional Stapled Securities issued and the price (and prices of the WHL Shares, WFT Units and WFA Units comprising the Stapled Securities) at which they were issued and the amount applied towards the Participant's residual positive balance;

(d) the total number of fully paid Stapled Securities held; and

(e) the details of any scale back under rule 3.6.

Rules of the Westfield Group Distribution Reinvestment Plan

6. Variation or Cancellation of Participation

6.1 A Participant may, by lodging a Distribution Reinvestment Plan Form with the Security Registrar in a manner approved by the Administrators, increase or decrease the number of Stapled Securities participating, or cancel participation, in the Plan. A Distribution Reinvestment Plan Form must be lodged for each holding account. To be effective for a forthcoming Distribution, the Distribution Reinvestment Plan Form must be received by the Security Registrar on or before the record date for that Distribution.

6.2 Where a Participant disposes of all the Participant's Stapled Securities without giving the Security Registrar notice of cancellation of participation and is not registered as the holder of Stapled Securities at the next record date, the Participant will be deemed to have cancelled participation on that record date.

6.3 When a Participant disposes of part of a holding of Stapled Securities, and does not notify the Security Registrar otherwise, the Stapled Securities disposed of will, to the extent possible, be taken to be:

(a) first, Stapled Securities which are not participating in the Plan; and

(b) second, Stapled Securities participating in the Plan.

6.4 When a Securityholder has terminated or is deemed to have terminated participation in the Plan any residual cash balance will be paid (in the same manner as if the payment were a Distribution) by cheque at the time the next Distribution is paid.

7. Administration, Modification and Cancellation of the Plan

7.1 This Plan will be administered by the Administrators who shall have the power:

(a) to determine appropriate procedures for administration of the Plan consistent with the provisions of these Rules and the Constitutions;

(b) to resolve conclusively all questions of fact or interpretation in connection with the Plan;

(c) to delegate to the extent permitted to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan; and

(d) to amend or add to these Rules on not less than one month's notice to Securityholders, with such notice to be provided in the manner the Administrators determine appropriate, including (but not limited to) announcement to the ASX or written notice sent to Securityholders by post.

7.2 Notwithstanding any other provision of this Plan, this Plan must be administered in accordance with the Listing Rules of the ASX and in relation to each of WHL, WFT and WFA in accordance with their respective Constitutions.

7.3 The Plan may be suspended or terminated by the Administrators at any time, and the Administrators may decide for which, if any, Distributions the Plan is available.

7.4 The non-receipt of any notice under the Plan by the holder of any Stapled Securities or the accidental omission to give notice of modification or termination of the Plan shall not invalidate such modifications or termination.

10 / Westfield Group Distribution Reinvestment Plan

Rules of the Westfield Group Distribution Reinvestment Plan

7. Administration, Modification and Cancellation of the Plan (continued)

7.5 The Administrators reserve the discretion to waive strict compliance with any provisions of these Rules.

7.6 Receipt of an Application or Distribution Reinvestment Plan Form by the Security Registrar is deemed to be receipt by the Administrators.

8. Costs to Participants

No brokerage, commissions, stamp duty or other transaction costs will be payable by Participants in respect of the application for, and allotment of, Stapled Securities under the Plan. However, a Participant assumes liability for any taxes, stamp duty or other imposts assessed against or imposed on the Participant.

9. Participants to be Bound

Participants are at all times bound by the Rules of the Plan.

10. Stapling

10.1 If Stapling ceases to apply, this Plan will terminate automatically.

10.2 To the extent this Plan or the publication of this Plan may be an offer of securities, this Plan is a contemporaneous offer of identical numbers of WHL Shares, WFT Units and WFA Units which will be Stapled together.

10.3 An Application and any Distribution Reinvestment Plan Form under this Plan is deemed contemporaneously to be in relation to WHL Shares and Units to be issued under this Plan.

10.4 If the directors of WHL, the responsible entity of WFT or the responsible entity of WFA determine to suspend or terminate this Plan, this Plan will be suspended or terminated automatically.

11. Interpretation

In these Rules unless the context otherwise indicates:

"Accrual Period" means the six monthly periods commencing on 1 January and 1 July.

"Administrators" means the administrators of the Plan being the directors of WHL in relation to WHL Shares, the responsible entity of WFT in relation to WFT Units and the responsible entity of WFA in relation to WFA Units.

"Aggregate Reinvestment Amount" means, in respect of a Distribution, the number of participating Stapled Securities under the Plan for that Distribution multiplied by the per security amount of the Distribution.

"Application" means a form of application (which may include an application form which can be lodged electronically) approved by the Administrators from time to time.

"ASX" means ASX Limited or its successors.

"ASX Market Rules" means the market rules of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX (which has not been revoked).

11 / Westfield Group Distribution Reinvestment Plan

Westfield

82-35029

11. Interpretation (continued)

"Constitutions" means the constitutions of WHL, WFT and WFA.

"Distribution" means a dividend in respect of a WHL Share and a distribution in respect of a WFT Unit or WFA Unit to which the Administrators have determined the Plan will apply.

"Distribution Reinvestment Plan Form" means a form of notice (which may include a form of notice which can be lodged electronically) approved by the Administrators from time to time by which a Participant may vary or cancel participation in the Plan.

"Issue Date" means the proposed date of the issue of a Stapled Security.

"Participant" means an eligible Securityholder with Stapled Securities participating in the Plan.

"Plan" and "Westfield Group Distribution Reinvestment Plan" means this plan which has been agreed and implemented by WHL, Westfield Management Limited as the responsible entity of WFT and Westfield America Management Limited as the responsible entity of WFA as a Stapled Security reinvestment plan to permit dividends on WHL Shares and distributions on WFT Units and WFA Units to be reinvested in Stapled Securities.

"Pricing Period" means a period of ten consecutive Trading Days as determined by the Administrators in respect of a Distribution and notified to Securityholders.

"Reinvestment Limit" means, in respect of a Distribution, the dollar amount (if any) determined by the Administrators and advised to ASX.

"Rules" means these rules governing the operation of the Plan.

"Securityholder" means the registered holder of a Stapled Security.

"Security Registrar" means the security registrar for the Westfield Group.

"Stapled" means the linking together of WHL Shares and Units so that one may not be transferred, or otherwise dealt with, without the others and which are quoted on the ASX jointly.

"Stapled Security" means a WHL Share, a WFT Unit and a WFA Unit which are Stapled together.

"Stapling" means where each WHL Share is stapled to a WFT Unit and a WFA Unit to form a Stapled Security.

"Trading Day" has the same meaning as in the Listing Rules of ASX.

"Units" means WFA Units and WFT Units.

"Westfield Group" means WHL, WFT and WFA.

"WFA" means Westfield America Trust.

"WFA Unit" means a unit in WFA.

"WFT" means Westfield Trust.

"WFT Unit" means a unit in WFT.

"WHL" means Westfield Holdings Limited.

"WHL Share" means a share in WHL.

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: **(310)575-6057**
Facsimile: **(310)478-8776**

December 26, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a notice/announcement from the Westfield Group regarding the amended Constitutions for Westfield Trust and Westfield America Trust. This notice with attachments was sent to the Members of Westfield Group on December 23, 2008. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms.   Aline Taireh
Title: Assistant Secretary

Enclosures

82-35029

Westfield

23 December 2008

Westfield Group

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Telephone   02 9358 7000
Facsimile   02 9358 7077
Internet   www.westfield.com

Dear Sir/Madam

Westfield Group (ASX:WDC)
Amended Westfield Trust and Westfield America Trust Constitutions

Further to our announcement regarding the reactivation of the Westfield Group Distribution Reinvestment Plan, attached are amended Constitutions for Westfield Trust and Westfield America Trust.

The Constitutions have been amended to reflect the changes to the DRP pricing period and pricing methodology.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

82-35029



Constitution of Westfield Trust

Manager: Westfield Management Limited (ACN 001 670 579)

Consolidated constitution of Westfield Trust incorporating all amendments up to and including the amendments made in relation to the DRP in December 2008

Mallesons Stephen Jaques
Solicitors

Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (61 2) 9296 2000
Facsimile (61 2) 9296 3999
DX 113 Sydney

Contents   Constitution of Westfield Trust

©Mallesons Stephen Jaques

©Mallesons Stephen Jaques

Constitution of Westfield Trust

1   Name of Trust

1.1   The Trust is called Westfield Trust, or such other name as the Manager determines from time to time.

1.2   If a Manager retires or is removed, its successor as Manager must, unless otherwise approved by the former Manager, change the name of the Trust to a name that does not imply an association with the former Manager or its business.

2   Assets held on trust

2.1   The Assets shall be vested in and held by the Manager on trust for the Members, subject to the terms and conditions of this constitution.

2.2   The Assets must be clearly identified as property of the Trust and held separately from the assets of the Manager and any other managed investment scheme, if and to the extent that the Corporations Act so requires.

3   Units and Options

Nature of Units

3.1   The beneficial interest in the Trust is divided into Units.

3.2   Subject to any applicable Class Rights, each Fully Paid Unit confers on the holder an equal, undivided interest in the Trust.

3.3   Subject to any applicable Class Rights, a Unit confers an interest in the Assets as a whole, subject to the Liabilities. It does not confer an interest in a particular Asset.

Stapling provisions

3.4   The provisions of this constitution relating to Stapling take effect if determined by the Manager and, if so determined, on and from the Stapling Commencement Date and apply subject to all other provisions of this constitution which may suspend, abrogate or terminate Stapling. The Manager may, subject to this constitution, the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

Units

3.5   Subject to the Corporations Act, the Manager may create and issue Units, including classes of Units, with such Class Rights as it determines. While Stapling applies, the Manager may not issue different Classes of Units except Units which may temporarily be of a different class due to different income entitlements. While the Units are not Stapled, the Manager may issue Units of different Classes. Except to the extent specified in the terms of issue of Units, all Units will rank pari passu.

3.6   The Manager may alter the class of a Unit whether by converting the whole class of Units to another class or by re-allocating any particular Units to another class.

Options

3.7   The Manager may, subject to the terms of this constitution, create and issue Options on such terms and conditions as the Manager determines. While Stapling applies, an Option may only be exercised if, at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities which are then Stapled to the Units.

Rights attaching to Units and Options

3.8   A Member holds a Unit subject to any applicable Class Rights. The holder of an Option holds an Option subject to any applicable Class Rights. Subject to the Corporations Act, the interests of Members holding Units will prevail over the interests of holders of Options in the case of conflict.

Partly paid units

3.9   Subject to clause 4, the Manager may offer Units for sale or subscription on terms that the Application Price is payable by one or more instalments of such amounts payable at such times as the Manager determines. The Manager may determine that the rights and entitlements of those Units (including without limitation the right to participate in the Distributable Income) will be altered. All the terms and conditions of such an offer (including the details of any altered rights and entitlements) must be set out in the document offering the Units for sale. If any Partly Paid Units are issued with altered rights or entitlements, the provisions of this constitution as they apply to such Partly Paid Units must be read subject to those altered rights and entitlements. While Stapling applies Units may not be issued partly paid unless there is, at the same time, a corresponding issue of Attached Securities which are also partly paid. A call will not be regarded as having been validly paid unless any amount payable at the same time in relation to partly paid Attached Securities is also paid.

Forfeiture

3.10   If a Member fails to pay in full any instalment due on any Partly Paid Unit on or by the due date, the Manager may, while any part of the instalment remains unpaid, notify the Member that, if the instalment is not paid in full on or by a specified time and day (not earlier than 14 days from the date of service of the notice) ("**Specified Date**"), the Partly Paid Units in respect of which the instalment or part instalment remains unpaid will be liable to be forfeited and, if Stapling applies, an equal number of Attached Securities will also be liable to be forfeited.

3.11   If any part of the instalment remains unpaid after the Specified Date:

(a)   any Partly Paid Unit in respect of which the notice has been given (together with the Attached Securities if Stapling applies) may, at any time after the Specified Date before the required instalment has been paid, be forfeited if the Manager so determines effective at such time as the Manager determines; and

(b)   all voting rights and entitlements to the distribution of income and capital in connection with any Partly Paid Unit and, if Stapling applies, the Attached Securities in respect of which the notice has been given are suspended until reinstated by the Manager and, in the case of the Attached Securities, the Stapled Entities.

From the date of forfeiture:

(a)   the holder of the Partly Paid Unit and, if Stapling applies, Attached Securities ceases to be a Member of the Trust and of each Stapled Entity in respect of the Attached Securities (and has no claims against the Manager or the Trust or the Stapled Entities in respect of the forfeited Unit and the forfeited Attached Securities); and

(b)   if required in order for ASIC relief to be effective, the Manager holds the Partly Paid Unit on trust for the Members.

3.12   A forfeited Partly Paid Unit and, if Stapling applies, any Attached Securities may, subject to compliance with the Corporations Act and the conditions of any ASIC relief and the Listing Rules, be sold or otherwise disposed of:

(a)   at a price equal to that received from the sale of the Partly Paid Units and, if Stapling applies, any Attached Securities in the normal course of business on ASX; or

(b)   by public auction; or

(c)   by private treaty.

At any time before a sale or disposition under this clause 3.12, the forfeiture may be cancelled on such terms as the Manager thinks fit and shall be cancelled when the Member pays to the Manager the full amount owing in respect of such Units and, if Stapling applies, to the Stapled Entities the full amount owing in respect of the Attached Securities.

3.13   The former holder of a Partly Paid Unit which has been forfeited remains liable to pay to the Manager on demand:

(a)   all money which at the date of forfeiture were payable by the holder to the Manager in respect of the forfeited Partly Paid Unit;

(b)   all costs incurred in connection with the forfeiture, including, without limitation, any costs incurred in connection with any proceedings brought against the former holder to recover the instalment or part of the instalment; and

(c)   interest calculated at the Market Rate plus 3% per annum on the daily balance of the amounts in (a) and (b) from the date they become due for payment or were incurred to the date of payment.

The former Partly Paid Unit holder's liability under this clause 3.13 ceases if and when the Manager receives payment in full of all such amounts.

3.14   A statement signed by an authorised officer of the Manager that a Partly Paid Unit and, if Stapling applies, the relevant Attached Securities have been forfeited on a stated date is conclusive evidence of that fact as against all persons claiming to be entitled to the forfeited Partly Paid Unit and the Attached Securities.

3.15   Where a Partly Paid Unit and the relevant Attached Securities are forfeited pursuant to clauses 3.10 to 3.18, the Manager may:

(a)   receive the consideration, if any, given for the forfeited Partly Paid Unit and relevant Attached Securities on the sale or disposal (or the Manager may determine that the consideration will be received in whole or in part by the Stapled Entities);

(b)   execute (or procure that the Stapled Entities execute) a transfer of such Partly Paid Unit and relevant Attached Securities in favour of the person to whom the Partly Paid Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Partly Paid Unit and relevant Attached Securities,

The Manager and the person acquiring the Partly Paid Units and relevant Attached Securities are not obliged to ensure that any part of the money which has been paid for the Partly Paid Unit and relevant Attached Securities is paid to the former holder of the Partly Paid Unit and relevant Attached Securities nor shall the person's title to that Partly Paid Unit or relevant Attached Securities be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture, sale or disposal of that Partly Paid Unit or the relevant Attached Securities.

3.16   Subject to the conditions of any applicable ASIC relief, where forfeited Partly Paid Units and relevant Attached Securities are sold or disposed of for cash, the Manager must deduct from the cash received:

(a)   all moneys which at the date of forfeiture were payable to the Manager in respect of the forfeited Partly Paid Units;

(b)   all costs incurred in connection with the forfeiture including, without limitation, any costs incurred in connection with any proceedings brought against the former holder to recover the instalment or part of the instalment;

(c)   interest calculated at the Market Rate plus 3% on the daily balance of the amounts in (a) and (b) from the day they became due for payment or were incurred up to and including the date of forfeiture; and

(d)   all amounts which have been or will be incurred for commissions, Taxes, transfer fees and other usual charges, if any, on the sale or disposal of the Partly Paid Unit.

The Manager may retain the amounts so deducted as Assets, but the balance remaining (if any) must be paid to the Member whose Partly Paid Units were forfeited.

3.17 Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

3.18 The Manager is not liable to any former or current holder of Partly Paid Units and Attached Securities for any loss incurred in relation to the sale or disposal of the forfeited Partly Paid Units and Attached Securities.

No fractions of Units or Options

3.19 The Manager may not issue fractions of a Unit or an Option.

3.20 Where any calculation performed under this constitution or the terms of a withdrawal offer would otherwise result in the issue or redemption of a fraction of one Unit or one Option, the number of Units or Options to be:

(a) issued is to be rounded down to the nearest whole Unit or Option (as the case may be);

(b) redeemed is to be rounded up to the nearest whole Unit or Option (as the case may be).

3.21 Any excess application or other money or property which results from rounding becomes an Asset.

Consolidation and division of Units and Options

3.22 Units and Options may be consolidated or divided as determined by the Manager with any resultant fraction of a Unit in a holding being rounded up to the next whole Unit.

Consolidation, division and conversion while Stapling applies

3.23 While Stapling applies, Units may only be consolidated, converted or divided if the related Attached Securities are also consolidated, divided or converted at the same time and to the same extent.

Uncertificated trading

3.24 The Manager is not required to, but may, subject to the Listing Rules and if it so determines in respect of some or all of the Units or Options, issue certificates in respect of any Units or Options while the Trust is admitted to any system or scheme which allows trading of uncertificated securities.

Transfer of Units and Options

3.25 Subject to clause 3.26 and any applicable Class Rights, Members may transfer their Units and holders of Options may transfer their Options.

3.26 While the Trust is Listed, a Member may not transfer Restricted Securities during the applicable escrow period.

3.27 Transfers must be in a form approved by the Manager and, unless the Manager is otherwise satisfied that the requirements for the effective

transfer of the Units or Options will otherwise be met, must be presented for Registration duly stamped.

3.28 A transfer is not effective until Registered.

3.29 Subject to the Listing Rules, the Manager may refuse to record any transfer in the Register without giving any reason for the refusal and, while the Trust is Listed, must refuse to record a transfer in the Register which would be in breach of clause 3.26.

Single instrument of transfer for Stapled Securities

3.30 While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply:

(a) the Manager must not register any transfer of Units unless it is a single instrument of transfer comprising an equivalent number of Units and Attached Securities and any provision of clauses 3.25 to 3.29 (inclusive) of this constitution referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in clauses 3.25 to 3.29 to a Unit will be deemed to be a reference to a Stapled Security.

Joint tenancy

3.31 Persons Registered jointly as the holder of a Unit or Option hold as joint tenants and not as tenants in common unless the Manager otherwise agrees.

Death or legal disability of Member

3.32 If a Member dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (where the deceased was a joint holder) or the legal personal representative (in any other case) will be recognised as having any claim to Units or Options Registered in the Member's name. The Manager may determine what evidence must be produced in order to establish the death, or legal disability of a Member.

Number of Units

3.33 While Stapling applies, the number of issued Units at any time must equal the number of issued Attached Securities of each category but disregarding Stapled Units held by the Stapled Company and its subsidiaries.

4   Application Price

4.1 The application price for a Unit is usually its Market Price or, while Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities as determined by the Manager in accordance with clause 4.8. However, a Unit may be issued at another application price in the following cases:

(a) in the case of a proportionate offer (including a rights issue), at a price calculated in accordance with clause 4.2;

(b)   in the case of a non-proportionate offer (such as a placement of Units), at a price calculated in accordance with clause 4.3 or 4.4;

(c)   in the case of reinvestment of income, at a price calculated in accordance with clause 4.5;

(d)   in the case of Units issued pursuant to the exercise of an Option, at a price calculated in accordance with clause 4.6;

(e)   in the case of Units issued pursuant to clause 27, at a price determined in accordance with the terms of any Proposal referred to in that clause.

Each of the possibilities referred to in this clause 4.1 is independent and any one of them is not limited by any other of them.

Proportionate Offers

4.2   The Manager may offer Units for sale or subscription at a price determined by the Manager to those persons who were Members of a Class (whether or not the right to acquire those Units is renouncable), on a date determined by the Manager not being more than 30 days immediately prior to the date of the offer, if:

(a)   the Manager complies with the Listing Rules applicable to the issue and the conditions of any ASIC relief applicable to the issue; and

(b)   the Application Price is not less than 50% of the relevant Market Price of the Units or, while Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities (as determined under clause 4.8).

Subject to the Listing Rules and the conditions of any ASIC relief applicable to the issue, the Manager is not required to offer Units under this clause to persons whose address on the Register is in a place other than Australia.

Non-Proportionate Offers

4.3   Subject to the Listing Rules and the conditions of any ASIC relief applicable to the issue, the Manager may at any time issue Units to any person, whether by way of placement or otherwise, on terms determined by it and at an Application Price equal to 95% of the Market Price of the Units or, while Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities (as determined under clause 4.8 or such other percentage of the Market Price for the Units or, if Stapling applies, the Market Price of Stapled Securities minus the application price of Attached Securities as an expert who is independent of the Manager determines at the Manager's request is appropriate having regard to the prevailing market conditions and the terms and circumstances of the issue.

4.4   The Manager may at any time issue Units to any person, whether by way of a placement or otherwise, at a price and on terms determined by it, provided that the Manager complies with the Listing Rules

applicable to the issue and the conditions of any ASIC relief applicable to the issue.

Reinvestment

4.5   The Application Price payable for each additional Unit on reinvestment of distributions (if any) is the Distribution Reinvestment Price.

Options

4.6   Subject to this constitution, the Corporations Act (and the conditions of any ASIC relief applicable to the issue) and, if relevant, the Listing Rules, the Manager may issue Options:

(a)   for a consideration determined by it (which may include nil consideration) or for a consideration which an expert who is independent of the Manager determines at the Manager's request is appropriate having regard to prevailing market conditions and the terms and circumstances of the issue (which may include nil consideration);

(b)   on the basis that the application price for a Unit to be issued on exercise of the Option is one of the following (as specified in the terms of issue of the Option):

(i)   the Market Price of a Unit on or about the date of issue of the Option or, while Stapling applies, the Market Price of a Stapled Security on or about the date of issue of the Option minus the exercise price of the Option in relation to the Attached Securities as determined in accordance with the terms of the Option or as determined in accordance with clause 4.8; or

(ii)   a price which an expert who is independent of the Manager determines, at the Manager's request, to be appropriate having regard to prevailing market conditions and the terms and circumstances of the issue, which price may be equal to or greater than the Market Price of a Unit or, while Stapling applies, the Market Price of a Stapled Security minus the exercise price at which the Attached Securities are to be issued pursuant to the Option as determined in accordance with the terms of the Option or as determined in accordance with clause 4.8; or

(iii)   50% of the relevant price that would otherwise apply as the application price of a Unit under this constitution on or about at the date of exercise of the Option, or such greater exercise price as the Manager determines; and

(c)   conferring on the holder of the Option such other entitlements under this constitution as the Manager determines,

and otherwise with such Class Rights as determined by the Manager.

4.7   Subject to any applicable Class Rights, on exercise of an Option, the holder is entitled to subscribe for and be allotted such number of Units as the terms and conditions of issue of the Option contemplate.

Stapled Securities Price Allocation

4.8   Where:

(a)   Stapling applies;

(b)   as a consequence, a Unit is to be issued or repurchased as part of a Stapled Security; and

(c)   this constitution contains a provision for the calculation or determination of the application price for the Stapled Security from which the price for the Unit is to be derived,

the Manager must, in accordance with the next paragraph, determine what part of the application price for a Stapled Security is to be allocated respectively to a Unit and each Attached Security for the purposes of this constitution.

The application price for a Stapled Security will be allocated between the Application Price of the Unit and for the application prices for the Attached Securities on the basis of fair value as agreed between the Manager and the Stapled Entities or, failing agreement, determined by an independent accountant based on fair market value as determined by the accountant having regard to the respective net tangible asset backing of each of the Unit and the Attached Securities immediately prior to the issue, redemption or buy-back of the Stapled Security and any other factors which the accountant believes should be taken into account. However, where the Stapled Security is being issued pursuant to the exercise of one or more options and the terms of the option or options specified the application price of the Unit the application price of the Unit and each of the Attached Securities must be determined in accordance with any relevant provisions of the terms of the option or options.

Rounding

4.9   Except in relation to Units issued on a distribution reinvestment, any Application Price or exercise price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the relevant Application Price or exercise price.

5   Application for Units or Options

Application form

5.1   An applicant for Units or Options must complete an application form approved by the Manager, if the Manager so requires. The form may be transmitted electronically if approved by the Manager.

Application for identical number of Attached Securities

5.2   While Stapling applies, an applicant for Units must at the same time apply for an identical number of Attached Securities.

Payment

5.3 Payment in respect of an application for Units or Options must be made in a form acceptable to the Manager, including by a transfer of property of a kind acceptable to the Manager and able to be vested in the Manager or a custodian appointed by it. Payment must:

(a) where required by the Manager, accompany the application;

(b) be received by or made available to the Manager or any other person nominated by the Manager for that purpose within such period before or after the Manager receives the application form as the Manager determines from time to time, or as the terms of issue of the relevant Unit or Option contemplate; or

(c) comprise a reinvestment of distribution in accordance with clauses 9.8 and 9.9.

Manager may reject

5.4 Subject to the Listing Rules, the Manager may reject an application in whole or in part, without giving any reason for the rejection.

Manager must reject

5.5 While Stapling applies, the Manager must reject an application for Units if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.

Minimum amounts

5.6 The Manager may set a minimum application amount or a minimum holding for the Trust whether in respect of all Units or Options or a particular Class or in respect of Partly Paid Units. The Manager may alter or waive any such minimum application amount or minimum holding requirement at any time.

Issue date

5.7 Units or Options are taken to be issued:

(a) when:

(i) the Manager accepts the application; or

(ii) the Manager receives the application money, or the property against which the Units or Options are to be issued is vested in the Manager,

whichever happens later; or

(b) at such other time as the Manager determines.

Uncleared funds

5.8 Units or Options issued against application money paid other than in cleared funds, or in consideration of a transfer of property, are void if so determined by the Manager if the funds are not:

(a) subsequently cleared; or

(b)　the property does not vest in the Manager;

within one month of receipt of the application.

Register

5.9　Subject to the Corporations Act, a single register may be kept in which details of the holders of Units and the holders of Attached Securities are recorded.

Holding statements

5.10　Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

Restriction on issue and redemption of Units

5.11　No Units may be issued or redeemed after the 80th anniversary of the day the Trust commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or equity.

6　Redemption Price of Units and Options and On-Market Buy-Back

Redemption Price

6.1　Subject to the Corporations Act, the Manager may redeem or cancel Units or Options.

6.2　Unless clause 6.4 applies, the Redemption Price of a Unit is the Market Price of that Unit calculated, as at a date determined by the Manager, on or about the day on which the redemption takes place.

6.3　Unless clause 6.4 applies and subject to the Listing Rules, the Redemption Price of an Option will be the Market Price of that Option calculated, as at a date determined by the Manager, on or about the day on which redemption takes place unless the terms of issue of the Option indicate otherwise.

6.4　If the Unit or Option to be redeemed has been purchased by the Manager under clause 6.7, the Redemption Price of that Unit or Option will be equal to the total cost to the Manager of purchasing that Unit or Option.

6.5　The Redemption Price is to be paid on the day on which the relevant Unit or Option is redeemed, or at such other time as the Manager determines.

6.6　The Redemption Price may be rounded as the Manager determines. The amount of the rounding must not be more than 1% of the Redemption Price.

On-market buy back

6.7　While the Trust is Listed, the Manager may, subject to the Corporations Act and the Listing Rules, purchase Units or Options (whether forming part of Stapled Securities or otherwise) on the Stock Exchange and may cause those Units or Options to be redeemed.

Redemption or buy-back while Stapling applies

6.8   While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase or cause to be purchased Units or, where Stapling applies, Stapled Securities and cause the Units which in part comprise those Stapled Securities to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation by the respective Stapled Entities. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine, in a manner similar to that provided in clause 4.8, what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust.

7   No Withdrawal Right

Without limiting clause 6.1, Members do not have the right to withdraw from the Trust or to apply for the redemption of their Units or Options.

8   Valuation of assets

Periodic valuations

8.1   The Manager may cause an Asset to be valued at any time, and must do so as and when required by the Corporations Act.

8.2   The Manager may determine Net Asset Value at any time, including more than once on each day.

8.3   The Manager may determine valuation methods and policies for each Asset or category of Asset and change them from time to time. Unless the Manager determines otherwise, the value of an Asset for the purpose of calculating Net Asset Value will be its market value.

9   Income and Distributions

Distributable Income

9.1   The Manager must calculate the income of the Trust for each Accrual Period ("**Distributable Income**"). Unless the Manager determines by a resolution of its directors from time to time that the Distributable Income is to be calculated in some other manner, the Distributable Income for an Accrual Period is equal to the greater of:

(a)   the Net Income for the Accrual Period; and

(b)   the Net Accounting Income of the Trust for the Accrual Period.

Accounts

9.1A   Notwithstanding that the Distributable Income of the Trust is to be determined in accordance with clause 9.1, the accounts of the Trust may be prepared in accordance with applicable accounting standards,

including international financial reporting standards to the extent required or relevant, and generally accepted accounting principles. The preparation of the accounts in this manner is not to be regarded as a determination of the method for calculating the Distributable Income of the Trust pursuant to clause 9.1.

Entitlement and Distribution Dates

9.2   The Manager must distribute all Distributable Income of the Trust for each Accrual Period within two months of the end of that Accrual Period.

Distribution Ranking

9.3   Subject to any Class Rights and the terms of clause 27(2)(e):

(a)   each Unit ranks for distributions of Distributable Income from the first day following the date upon which it is created;

(b)   where a Unit is created during an Accrual Period, that Unit participates in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which the Unit ranks for distribution of Distributable Income bears to the total number of days in the Accrual Period; and

(c)   in the case of a Unit which is a Partly Paid Unit for the whole or part of an Accrual Period, the Unit participates in the Distributable Income in respect of that Accrual Period according to the proportion or different proportions of the issue price that has been paid up on such Unit. For the purposes of that calculation, where an instalment of the issue price of a Partly Paid Unit is paid into the Trust, the Partly Paid Unit in respect of which the payment is made is entitled to rank for an increased participation in Distributable Income from the first day immediately following the day during which the payment was received.

Unit Holders' Entitlements

9.4   Subject to clause 9.3 and any Class Rights, each person registered as a Member at the end of the last day of an Accrual Period is presently entitled to the Distributable Income for that Accrual Period in the proportion which the number of Units held by that Member bears to the total number of Units then on issue but excluding from this calculation Units which do not rank for distributions.

Record Date

9.5   The Manager must determine the Record Date for the purpose of determining the persons who are entitled to the distribution. The total amount to be distributed in respect of an Accrual Period is to be transferred to a distribution account as soon as practicable after the Record Date. The payment by the Manager in respect of any Units of an amount of the Distributable Income calculated in accordance with this constitution in respect of those Units to the Member registered in respect of those Units as at the Record Date is a good and sufficient discharge to the Manager in respect of any liability it may have to any person in respect of any such entitlement with respect to those Units.

Distribution of Capital to Distribution Account

9.6　　The Manager may transfer capital to the distribution account to enable the distribution to Members of the minimum amount necessary to avoid the Manager becoming assessable for tax under the Tax Act.

Other Distributions

9.7　　Subject to any Class Rights, the Manager may distribute any amount of capital or income to Members pro rata according to the number of Units in the Trust held as at a time decided by the Manager. The distribution may be in cash or by way of bonus Units. While Stapling applies, the Manager may not make a distribution by way of bonus Units unless, at the same time as the increase in the number of Units, Members are also issued an identical number of Attached Securities which when issued are then Stapled to the additional Units issued.

Reinvestment

9.8　　If the Manager offers a facility under which Members may receive distributions by way of additional Units then, by prior notice, a Member may elect to reinvest some or all of any distribution by acquiring such additional Units in the Trust. In those cases, the Manager is treated as having received an application to reinvest distributions on that date on which the distribution is paid. The procedure for and the rules concerning reinvestment of distributions are to be determined by the Manager and notified to Members from time to time as and when the facility is offered. The Manager may at any time withdraw, amend or re-establish such a facility.

A request to participate in such a facility or cancellation of any such request is effective with respect to a distribution if received by the Manager before the Record Date for that distribution.

Reinvestment while Stapling applies

9.9　　While Stapling applies no reinvestment may occur unless, contemporaneously with the reinvestment in additional Units, the Member subscribes for or purchases an identical number of Attached Securities which, when issued or acquired (respectively), are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment. Part of the application price of the Units may come from distributions or dividends paid on the Attached Securities.

Withholding Tax

9.10　　Where the Net Income is reduced by any Tax attributable to the ownership of Units by certain Members, the entitlement to Distributable Income of those Members may be adjusted by the Manager so that the entitlement to Distributable Income of all other Members is equivalent to the amount they would receive in the absence of such Taxes.

Distributions Paid in Different Currencies

9.11　　The Manager may from time to time provide a facility under which a Member may, if the Member so requests, receive his entitlement to the Distributable Income of the Trust from time to time in a currency or currencies other than Australian dollars. The Manager may determine

which currency or currencies are offered under the facility, the procedure by which the facility would be offered, and the procedure by which a Member would elect to participate in that facility. If the Manager does offer such a facility, the Manager may arrange to convert the entitlement to Distributable Income of a Member who participates in the facility into the currency in which it is to be paid on a date being:

(a)   the date that the Distributable Income in respect of an Accrual Period is determined;

(b)   the Closing Date in respect of an Accrual Period;

(c)   the date of payment of distribution entitlements in respect of an Accrual Period; or

(d)   any other date as the Manager may determine.

The Manager may maintain bank accounts in any currencies as may be appropriate for this purpose.

Classes

9.12   The rights of a Member under this clause 9, are subject to any applicable Class Rights.

10   Payments

10.1   Money payable by the Manager to a Member may be paid in any manner the Manager decides.

10.2   Without limitation to clause 10.1, if the Manager attempts to make a payment of money to a Member by electronic transfer and that transfer is unsuccessful notwithstanding any instruction or agreement to the contrary, the Manager may send that money by cheque to the Member to the last known address of that Member.

10.3   The Manager may cancel any cheque which is not presented within 12 months from its date of issue. Where a cheque which is cancelled was drawn in favour of a Member, the Manager may reinvest the money in Units and Attached Securities in the name of that Member at the application price for the Units and Attached Securities prevailing at the time the cheque is cancelled or deal with the money in accordance with any relevant legislation dealing with unclaimed moneys.

10.4   Only whole cents are to be paid, and any remaining fraction of a cent becomes an Asset.

10.5   A payment to any one of joint Members will discharge the Manager in respect of the payment.

10.6   The Manager may deduct from any amount to be paid to a Member, or received from a Member, any amount of Tax (or an estimate of it) or any other amount which the Manager is required or authorised to deduct in respect of that payment or receipt by any applicable law or

by this constitution, or which the Manager considers should be deducted.

11 Powers of the Manager

General powers

11.1 Subject to this constitution, the Manager has all the powers in respect of the Trust that it is possible under the law to confer on a trustee and as though it were the absolute owner of the Assets and acting in its personal capacity.

Contracting powers

11.2 The Manager in its capacity as trustee of the Trust has power to borrow or raise money (whether or not on security), enter into any form of contract and incur all types of obligations and liabilities.

Investment powers

11.3 The Manager in its capacity as trustee of the Trust may invest in, dispose of, or otherwise deal with property and rights in its absolute discretion.

Power of delegation

11.4 The Manager may authorise any person to act as its agent or delegate (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's power, including the power to appoint in turn its own agent or delegate.

11.5 The Manager may include in any such authorisation provisions to protect and assist those dealing with the agent or delegate as the Manager thinks fit.

11.6 The agent or delegate may be an associate of the Manager.

Exercise of discretion

11.7 The Manager may in its absolute discretion decide how and when to exercise its powers.

Underwriting

11.8 The Manager may enter into an arrangement with a person to underwrite:

(a) the subscription, issue, offer for sale or purchase of Units, Options or Stapled Securities;

(b) any instalment payment on Partly Paid Units;

(c) the exercise of Options;

(d) any security or debt instrument; or

(e) any obligation (actual or prospective) or thing of any kind

on such terms as the Manager determines (including without limitation that the underwriter may take up any of those things not otherwise subscribed for or sold). Unless the agreement between the Manager

and the underwriter expressly states the contrary intention, the underwriter will not be an agent or delegate of the Manager.

Power to unstaple Units

11.9 If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Special Resolution, the Manager may at any time cause the Stapled Securities to be unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation as Stapled Securities.

No limitation

11.10 Nothing in this clause 11 limits anything else in this clause 11.

12   Retirement of Manager

Voluntary retirement

12.1 The Manager may retire as the responsible entity of the Trust as permitted by law.

Compulsory retirement

12.2 The Manager must retire as the responsible entity of the Trust when required by law.

New responsible entity

12.3 Any replacement Manager must execute a deed by which it covenants to be bound by this constitution as if it had originally been a party to it.

Release

12.4 When it retires or is removed, the Manager is released from all obligations in relation to the Trust arising after the time it retires or is removed.

Retirement payment

12.5 The Manager is, in consideration of its retirement as the responsible entity of the Trust, entitled to agree with the incoming Manager to be remunerated by, or to receive a benefit from, the incoming Manager and is not required to account to Members for such remuneration or benefit.

13   Notices to Members

13.1 Subject to the Corporations Act, a notice or other communication required to be given to a Member in connection with the Trust must be given in writing (which includes a facsimile) or in such other manner as the Manager determines, and be delivered or sent to the Member at the Member's physical address or facsimile number for delivery of notices last advised to the Manager. A Member may advise the Manager of an electronic address for delivery of notices, in which case the Manager may, at its discretion, subject to the Corporations Act, send to that electronic address a notice or other communication required to be given to that Member in connection with the Trust.

13.2	A cheque payable to a Member may be posted to the Member's physical address or handed to the Member or a person authorised in writing by the Member.
13.3	In the case of joint Members, the physical or electronic address of the Member means the physical or electronic address of the Member first named in the Register.
13.4	A notice, cheque or other communication sent by post is taken to be received on the day after it is posted and a fax is taken to be received one hour after receipt by the transmittor of confirmation of transmission from the receiving fax machine. Proof of actual receipt is not required. Subject to the law, the Manager may determine the time at which other forms of communication will be taken to be received.

14   Notices to the Manager

14.1	A notice required to be given to the Manager in connection with the Trust must be given in writing (which, unless the Manager determines otherwise, subject to the Corporations Act does not include a facsimile), or in such other manner as the Manager determines.
14.2	The notice is effective only at the time of receipt.
14.3	The notice must bear the actual, facsimile or electronic signature of the Member or a duly authorised officer or representative of the Member unless the Manager determines otherwise.

15   Meetings and Resolutions of Members

Corporations Act

15.1	The Manager may at any time convene a meeting of Members, or of a Class of Members, and must do so if required by the Corporations Act.

Manager may determine

15.2	Subject to this clause 15, the Corporations Act and the Listing Rules, the Manager may determine the time and place at which a meeting of Members will be convened and the manner in which the meeting will be conducted.

Quorum

15.3	The quorum for a meeting of Members is two Members present in person or by proxy together holding at least 10% of all Units, unless the Trust has only one Member who may vote on a Resolution, in which case that one Member constitutes a quorum.

No quorum

15.4	If a quorum is not present within 15 minutes after the scheduled time for the commencement of the meeting, the Manager may, at any time thereafter but prior to a quorum being present, declare that the meeting is:

        (a)   if convened on the requisition of Members - dissolved; or

(b)   otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. No new notice of the adjourned meeting need be given unless required by the Corporations Act. Notice of any adjourned meeting which may become necessary may be included in the notice convening the original meeting.

Chairman

15.5   Subject to the Corporations Act, the Manager may appoint a person to chair a meeting of Members.

15.6   The decision of the chairman on any matter relating to the conduct of the meeting is final.

Adjournment

15.7   The chairman has power to adjourn a meeting for any reason to such place and time as the chairman thinks fit.

Circulated Resolution

15.8   Subject to the Corporations Act and the Listing Rules, the Manager may make arrangements whereby Members may pass written resolutions which have been circulated for that purpose by completing (in a form satisfactory to the Manager) and returning such resolutions to the Manager within the time specified in the circulated resolution.

Resolutions binding

15.9   A Resolution binds all Members, whether or not they were present at the meeting.

15.10   No objection may be made to any vote cast unless the objection is made at the meeting.

Non-receipt

15.11   If a Member does not receive a notice (including if notice was accidentally omitted to be given to them) the meeting is not invalidated.

Option holders

15.12   The Manager may convene a meeting of Option holders or a Class of Option holders and must do so if required by the Corporations Act. If it does so, clauses 15.2 to 15.11 inclusive apply as if they referred to Option holders rather than Members.

Proxy form while Stapling applies

15.13   While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.

Other attendees

15.14   While Stapling applies, the Manager and the auditors or representatives of each Stapled Entity or the Stapled Trust Manager may attend and speak at any meeting, or invite any other person to attend and speak.

Joint meetings

15.15 While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

16 Rights and liabilities of Manager

Holding Units

16.1 The Manager and its associates may hold Units in the Trust in any capacity.

Other capacities

16.2 Subject to the Corporations Act, nothing in this constitution restricts the Manager (or its associates) from:

(a) dealing with itself (as trustee of the Trust or in another capacity), the Stapled Company, the Stapled Trust Manager, any other Stapled Entity, or with any Member;

(b) being interested in any contract or transaction with itself (as trustee of the Trust or in another capacity), the Stapled Company, the Stapled Trust Manager, any other Stapled Entity, or with any Member or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or

(c) acting in the same or a similar capacity in relation to any other managed investment scheme.

Manager may rely

16.3 The Manager may take and may act on:

(a) the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this constitution or any other document (whether statutory or otherwise) or generally in connection with the Trust;

(b) advice, opinions, statements or information from any bankers, accountants, auditors, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters on which they are consulted;

(c) a document which the Manager believes in good faith to be the original or a copy of an appointment by a Member of a person to act as their agent for any purpose connected with the Trust; and

(d) any other document provided to the Manager in connection with the Trust on which it is reasonable for the Manager to rely,

and the Manager will not be liable for anything done, suffered or omitted to be done by it in good faith in reliance on that opinion, advice, statement, information or document.

Manager's duties while Stapling applies

16.4   Notwithstanding any other provision of this constitution, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager must, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

17   Limitation of liability and indemnity in favour of Manager

Limitation on Manager's liability

17.1   Subject to the Corporations Act, if the Manager acts in good faith and without gross negligence, it is not liable in contract, tort or otherwise to Members for any loss suffered in any way relating to the Trust.

17.2   Subject to the Corporations Act, the liability of the Manager to any person other than a Member in respect of the Trust, including any liability under any contracts which it enters into as trustee of the Trust or in relation to any Assets, is limited to the Manager's ability to be indemnified out of the Assets.

Indemnity in favour of Manager

17.3   The Manager is entitled to be indemnified out of the Assets for any liability incurred by it in properly performing or exercising any of its powers or duties in relation to the Trust.

17.4   To the extent permitted by the Corporations Act, the indemnity under clause 17.3 includes any liability incurred as a result of any act or omission of a delegate or agent appointed by the Manager.

17.5   This indemnity is in addition to any indemnity allowed by law. It continues to apply in respect of any person who was the Manager after that person retires or is removed as trustee of the Trust.

18   Liability of Members and holders of Options

Liability limited

18.1   Subject to clauses 18.3 and 18.4, the liability of a Member or holder of an Option is limited to the amount, if any, of any unpaid instalment of Application Price and any other amount, if any, which remains unpaid in relation to the Member's or holder's subscription for their Units or Options.

18.2   A Member need not indemnify the Manager if there is a deficiency in the Assets or if the claim of any creditor of the Manager in respect of the Trust cannot be satisfied out of the Assets.

18.3   The Manager is entitled to be indemnified by a Member and a holder of an Option to the extent that the Manager incurs any liability for Tax as a result of that Member's or that holder's action or inaction.

18.4   Joint Members are jointly and severally liable in respect of all payments including payments of Tax to which clause 18.3 applies.

Recourse

18.5   In the absence of separate agreement with a Member or holder of an Option, and except for the amounts referred to in clause 18.1, the recourse of the Manager and any creditor is limited to the Assets.

Restrictions on Members

18.6   Neither a Member nor a holder of an Option may:

(a)   interfere with any rights or powers of the Manager under this constitution;

(b)   exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; and

(c)   require an Asset to be transferred to the Member.

19   Remuneration and expenses of Manager

Management fee

19.1   Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 19.5. The entitlement to this fee commences from 1 July 2004 and continues to the date of final distribution in accordance with clause 21. The Manager is entitled to remuneration for the period up to 30 June 2004 in the manner calculated pursuant to the former clause 19.1 which was replaced by this current clause 19.1.

19.2   The fee payable pursuant to clause 19.1 is to be payable from time to time upon demand by the Manager. The Manager may make demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs.

19.3   The Manager must produce a statement within 1 month from the end of each Accrual Period setting out the management fee for the Accrual Period and any amount remaining unpaid.

Waiver of fees

19.4   The Manager may in respect of any period accept lower fees than it is entitled to receive or waive fees that it is entitled to receive under this constitution in respect of that period, or may defer payment for any period. Where payment is deferred, the fee accrues daily until paid.

Expenses

19.5   All expenses incurred by the Manager in relation to the proper performance of its duties in respect of the Trust are payable or reimburseable out of the Assets to the extent that such reimbursement

is not prohibited by the Corporations Act. This includes, without limitation, any expenses or overheads connected with:

(a)   this constitution and any amendment or proposed amendment to this constitution;

(b)   the preparation, review, distribution and promotion of any prospectus, product disclosure statement or offering memorandum in respect of Units, Stapled Securities, Options or other promotion of the Trust or the Stapled Entities;

(c)   the acquisition, disposal, insurance, custody and any other dealing with Assets;

(d)   any proposed acquisition, disposal or other dealing with an investment;

(e)   the acts of the Manager or its agents in connection with the administration or management of the Trust or its Assets and Liabilities, including expenses in connection with the Register;

(f)   the admission of the Trust or Stapled Entities to the official list of Stock Exchange, compliance with the Listing Rules and quotation of any Units, Stapled Securities, options, securities, debt instruments or other things of any kind;

(g)   any issue of Units, Stapled Securities, Options or any interests in, or rights associated with Units, Stapled Securities or Options or any other obligation (including without limitation any other securities or debt instruments of any kind) issued by the Trust or a Stapled Entity;

(h)   any underwriting arrangement, including without limitation underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in any underwriting arrangement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting arrangement;

(i)   convening and holding meetings of Members and/or holders of Options, the implementation of any Resolutions and communications with Members and attending any meeting of the Stapled Entities;

(j)   Tax (including any amount charged by a supplier of goods or services or both to the Manager by way of or as a reimbursement for GST) and financial institution fees;

(k)   the engagement of agents, delegates, valuers, contractors, advisers (including legal advisers) and any other persons whether or not they are associates of the Manager;

(l)   preparation and audit of the taxation returns and accounts of the Trust;

(m)   termination of the Trust and the retirement or removal of the Manager and the appointment of a replacement;

(n)   any court proceedings, arbitration or other dispute concerning the Trust including proceedings against the Manager, except to the extent that the Manager is found by a court to be in breach of trust or to have been grossly negligent, in which case any expenses paid or reimbursed under this clause 19.5(n) must be repaid;

(o)   the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to, or insurance premiums paid in respect of Compliance Committee Members;

(p)   while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to, or insurance premiums paid in respect of, external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(q)   the preparation, implementation, operation, amendment and audit of the compliance plan;

(r)   complying with any law, and any request or requirement of the ASIC;

(s)   the registration of the Trust as a managed investments scheme and anything incidental to obtaining such registration;

(t)   interest, discount, acceptance fees and all other borrowing costs and like amounts, banks fees and other charges; and

(u)   the costs of preparing, printing and sending to Members and/or holders of Options accounts, reports, distribution statements, cheques, circulars and other notices.

but does not include the amount of any credit or refund of GST to which the Manager is entitled as a result of incurring such expenses.

GST

19.6   The fees payable to the Manager under this constitution do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this agreement (including, without limitation, the supply of any goods, services, rights, benefits or things) then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

19.7   If as a result of the imposition or introduction of GST and any reduction or abolition of any other Tax in conjunction with the imposition or introduction of GST, the Manager determines that:

(a)   there is any direct or indirect increase in the cost to the Manager of performing its duties under this constitution (including, without limitation, any increase in the amount charged by any supplier to the Manager of goods, services, rights benefits or any other thing); or

(b)   there is any direct or indirect reduction in any amount received or receivable by the Manager or in the effective financial return to the Manager in connection with proper performance of the Manager's duties under this constitution (including, without limitation, the return on the Manager's overall capital which could have been achieved but for the imposition or introduction of GST);

and such increased cost or reduction is not compensated for by any other provision of this constitution, then the Manager may recover from the Assets such amount as, in its sole opinion but acting reasonably, will compensate the Manager for such increased cost or reduction.

20   Duration of the Trust

Initial settlement

20.1   The Trust commenced on 1 April 1982 in accordance with clauses 2(2) and 11(1) of the deed dated 1 April 1982 between Westfield P.T.M. Limited, Perpetual Trustee Company Limited and P.T. Limited.

Termination

20.2   The Trust terminates on the earliest of:

(a)   [Deleted]

(b)   the date on which all the Units in issue which are Officially Quoted are unconditionally removed from Official Quotation by every Stock Exchange and not re-admitted for Official Quotation on any Stock Exchange within sixty (60) days after such removal (but Units will not be regarded as ceasing to be Officially Quoted if they become jointly quoted with other securities);

(c)   the date specified by the Manager as the date of termination of the Trust in a notice given to Members; and

(d)   the date on which the Trust terminates in accordance with another provision of this constitution or by law.

21 Procedure on termination

Realisation of Assets

21.1 Following termination, the Manager must realise the Assets. This must be completed in 180 days if practical and in any event as soon as practical after that time, unless the Manager determines to delay, for any amount of time, the realisation of the Assets. The Manager will not be liable for any loss or damage incurred in respect of any such delay.

Audit of winding up

21.2 If and to the extent that ASIC policy so requires, the Manager must arrange for an independent review or audit of the final accounts of the Trust by a registered company auditor.

Call on Partly Paid Units

21.3 If there is or (in the Manager's reasonable opinion) will be a deficiency in the Assets after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, any holder of Partly Paid Units must pay to the Manager on demand an amount determined by the Manager being whichever of the following the Manager requires:

(a) the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the holder; or

(b) the amount calculated as:

$$P = \frac{A}{B} \times C$$

Where:

P = the amount to be paid to the Manager;

A = the amount of the deficiency referred to in this clause 21.3;

B = the aggregate of the amounts remaining unpaid on all Partly Paid Units in issue; and

C = the aggregate of the amounts remaining unpaid on all Partly Paid Units held by the holder.

21.4 Subject to any Class Rights, a reference in clauses 21.3 and 21.6 to Partly Paid Units includes a reference to partly paid Options.

Distribution following termination

21.5 Any net proceeds of realisation, after making allowance for all Liabilities of the Trust (actual and anticipated) and meeting the expenses (including anticipated expenses) of the termination, must be distributed to Members on the basis that such proceeds are divided amongst all Units in proportion to the respective proportions of the Application Price paid on such Units.

If any holders of Options have an entitlement to participate in the net proceeds of realisation, this calculation must be adjusted in a manner determined by the Manager to take that entitlement into account.

21.6 If any holder of a Partly Paid Unit fails to pay any amount remaining unpaid on that Partly Paid Unit in accordance with clause 21.3, the Manager may apply (with or without the consent of the holder) part or all of any distribution payable to that holder in full or partial satisfaction of the amount due under clause 21.3.

21.7 The entitlement, if any, of a holder of an Option to any distribution of net proceeds of realisation will be determined by the terms of issue of that Option.

21.8 The Manager may distribute the proceeds of realisation in instalments.

21.9 Subject to the Corporations Act, the provisions of this constitution continue to apply from the date of termination until the later of:

(a) the date on which there are no amounts owing under clauses 21.3 or 21.4 which the Manager reasonably believes are recoverable; and

(b) the date of final distribution under clauses 21.5 to 21.8.

During that period, the Manager may not accept any application for Units from a person who is not an existing Member.

Classes

21.10 The rights and obligations of a holder of Units or Options under this clause 21 are subject to any applicable Class Rights.

22 Amendments to this constitution

Manager may amend

22.1 If the Corporations Act allows, this constitution may be amended:

(a) by Resolution; or

(b) by deed executed by the Manager.

If the constitution is amended by Resolution, the Manager may give effect to the amendment by executing a supplemental deed.

Statutory requirements

22.2 If:

(a) a provision of the Corporations Act relevant to the Trust requires that this constitution contain certain provisions; or

(b) any relevant relief from the provisions of the Corporations Act granted by the ASIC directly or indirectly requires that this constitution contain certain provisions in order for that relief to be effective in respect of the Trust,

then those provisions are deemed to be incorporated into this constitution at all times at which they are so required to be included and prevail over any other provisions of this constitution to the extent of any inconsistency.

Listing Rules

22.3 While the Trust is Listed:

(a) notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b) nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

(e) if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision; and

(f) if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

22.4 In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this constitution because of the operation of clause 22.3 is not a modification of, or the repeal and replacement of, the constitution for the purposes of subsections 601GC(1) and (2) of the Corporations Act.

23 Compliance committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be indemnified out of the Assets in respect of that liability to the extent permitted by the Corporations Act.

24 Complaints

If and for so long as the Corporations Act or ASIC policy requires, a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a) must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

    (b)   must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

    (c)   must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

    (d)   may in its discretion give any of the following remedies to the complainant:

        (i)   information and explanation regarding the circumstances giving rise to the complaint;

        (ii)   an apology; or

        (iii)   compensation for loss incurred by the Member as a direct result of the breach (if any); and

    (e)   must communicate to the complainant as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

        (i)   the determination in relation to the complaint;

        (ii)   the remedies (if any) available to the Member; and

        (iii)   information regarding any further avenue for complaint.

25   Restricted Securities

25.1   Clause 25.2 only operates:

    (a)   while the Trust is Listed; and

    (b)   to the extent that it is not inconsistent with the Corporations Act.

25.2   During a breach of the Listing Rules or of a restriction agreement relating to Units which are Restricted Securities, the Member who holds the Units which are Restricted Securities is not entitled to any distribution from the Trust, nor any voting rights, in respect of those Units.

26   Small holdings

26.1   This clause 26 applies while the Units or Stapled Securities are Officially Quoted.

26.2   Subject to the provisions of this clause 26, the Manager may in its discretion from time to time sell or redeem any Units held by a Member that is a Small Holder or New Small Holder without request by the Small Holder or New Small Holder.

26.3   If the Manager determines that a Member is a Small Holder or a New Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(a)   that the Member is a Small Holder or a New Small Holder, the number of Units comprising and the Market Price of the Small Holding or New Small Holding and the date on which the Market Price was determined;

(b)   that the Manager intends to sell the Relevant Units in accordance with this clause 26 after the end of the Relevant Period specified in the Divestment Notice;

(c)   if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Manager in writing that the Member desires to retain the Relevant Units and that, if the Member does so, the Manager will not be entitled to sell the Relevant Units under that Divestment Notice; and

(d)   after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS holding initiate a holding adjustment to move those Units from that CHESS holding to an issuer sponsored holding or certificated holding.

If the ASTC Settlement Rules apply to the Relevant Units, the Divestment Notice must comply with the ASTC Settlement Rules.

26.4   For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

26.5   At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager:

(a)   the Relevant Units of a Member who is a Small Holder, unless that Member has notified the Manager in writing before the end of the Relevant Period that the Member desires to retain the Relevant Units, in which event the Manager must not sell those Relevant Units under that Divestment Notice; and

(b)   the Relevant Units of a Member who is a New Small Holder.

26.6   The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 26 but unless the Relevant Units are sold within six weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the Member to whom the Divestment Notice was given accordingly.

26.7   To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each of its directors and secretaries jointly and severally as the Member's attorney in the

Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(a)   to initiate a holding adjustment to move the Relevant Units from a CHESS holding to an issuer sponsored holding or a certificated holding; and

(b)   to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

26.8   A statement in writing by or on behalf of the Manager under this clause 26 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 26 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

26.9   The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause 26. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 26.

26.10   Subject to this clause 26, where:

(a)   Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(b)   the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send by mail or cheque for the proceeds of sale to the Member entitled to those proceeds in accordance with clause 13. Payment of any money under this clause 26 is at the risk of the Member to whom it is sent.

26.11   In the case of a sale of the Relevant Units of a New Small Holder in accordance with this clause 26, the Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. In the case of a sale of the Relevant Units of a Small Holder, the Manager or a purchaser must bear the costs of sale of the Relevant Units. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

26.12   The remedy of a Member to whom this clause 26 applies, in respect of the sale of the Relevant Units of that Member, is expressly limited to a

right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person. The Manager is only liable if it has failed to comply with the requirements of this clause 26 and its liability is limited to the value of the Relevant Units at the time of sale.

26.13 Unless the Manager determines otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this clause 26, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a New Small Holder. Any distributions that would, but for this clause 26, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

26.14 If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by this clause 26).

26.15 From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this article to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite this clause 26 and the fact that it may be less than 12 months since the Manager gave a Divestment Notice to that Member.

26.16 While Stapling applies:

(a) the references to Units and Relevant Units in this clause 26 will apply to the Stapled Securities held by the Member; and

(b) no sale under this clause 26 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

26A Stapling

Paramountcy of Stapling provisions

26A.1 The provisions of this constitution relating to Stapling prevail over all other provisions of this constitution including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

Maintenance of listing and consistency with constitutions of the Stapled Entities

26A.2 The Manager must use every reasonable endeavour to procure that, if the Stapled Securities are and continue to be Officially Quoted as one joint security, that the Stapled Securities are dealt with under this constitution in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

Stapling - general information

26A.3   If the Manager determines that Stapling will apply, the Units are to be stapled to the Stapled Shares and the Stapled Units in the ratio of one Unit to one Stapled Share and one Stapled Unit as from the Stapling Commencement Date. The Manager must not cause Stapling to commence while the Trust has more than one Class of Units. The intention is that, so far as the law permits, a Unit, a Stapled Share and a Stapled Unit which are Stapled together will be treated as one security. If further Attached Securities are from time to time Stapled to the Units the intention is that, so far as the law permits, a Unit and one of each of the Attached Securities which are Stapled together will be treated as one security.

27   Restructure

Implementation of Proposal

27.1   At any time upon and after the Effective Date, the Manager has power to do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

Express powers of Manager

27.2   Without limiting clause 27.1 but subject to clause 27.3 and despite any other provision in this constitution, the Manager has power:

(a)   on the Implementation Date to consolidate the Units in the ratio of each pre-consolidation Unit being converted into 0.28 post-consolidation Units with any resultant fraction of a Unit in a holding being rounded up to the next whole number of Units. In the case of Units which are acquired by the Investment Bank pursuant to the Sale Facility the number of post-consolidation Units which the Investment Bank is to receive will be rounded up as if the respective numbers of Units which the Investment Bank acquires pursuant to the Sale Facility from Members were separate holdings of those Members so that the Investment Bank will receive the same number of post-consolidation Units which the participants in the Sale Facility would have received in aggregate if they had respectively held the pre-consolidation Units on the Stapling Record Date;

(b)   immediately following the consolidation described in (a), but subject to (c), to pay to each Member, by way of a capital distribution, $1.01 per Unit held;

(c)   to apply all the respective distributions paid to each Member under (b) to acquire, on behalf of and in the name of that Member, an equivalent number of units in the Stapled Trust and an equivalent number of ordinary shares in the Stapled Company on the basis that the subscription price for each of those units and shares will be $1.00 and $0.01 respectively;

(d) to procure that the Acquired Units and the Acquired Shares are registered in the name of the relevant Member with the result that the Member is bound:

(i) by the terms of issue of the Acquired Units and the Acquired Shares (including, without limitation, restrictions which cause a Member's Units to be Stapled to Acquired Units and Acquired Shares); and

(ii) generally, by the constitution of the Stapled Company and the Stapled Trust;

(e) to the extent that this will facilitate Stapled Trust Unitholders and Stapled Company Shareholders holding an equivalent number of units and shares in each of the Stapled Company, Stapled Trust and the Trust, to issue to Stapled Trust Unitholders (other than the Stapled Company and its subsidiaries) one Unit in respect of each $1.00 and Stapled Company Shareholders one Unit in respect of each 0.1 of a cent paid by or on that person's behalf in subscription for Units pursuant to the Implementation Deed with such new Units to rank pari passu with all of the existing Units including ranking for full participation in Distributable Income for the Accrual Period during which the Units are issued;

(f) to issue to Members new holding statements or other evidence of entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units, Acquired Units and Acquired Shares;

(g) to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

Sale Facility

27.3 Notwithstanding the foregoing provisions of this clause 27 where a Member has validly elected to participate in the Sale Facility or is a Designated Foreign Unitholder ("Sale Facility Participant"), the Manager must transfer the Units held by the Sale Facility Participant, or such number of those Units which are to be the subject of the Sale Facility, to the Investment Bank so that the Investment Bank will receive the distribution pursuant to clause 27.2(b) and apply that distribution in accordance with clause 27.2(c) in order to acquire the Acquired Units and Acquired Shares which would otherwise have been issued to the Sale Facility Participant and be obliged to provide to each Sale Facility Participant the Sale Consideration to which it is entitled.

Appointment as agent and attorney for Members

27.4 At all times on and after the Effective Date, the Manager is irrevocably appointed the agent and attorney for each Member to do all things which the Manager considers are necessary, desirable or reasonably incidental to give effect to the Proposal.

27.5   Without limiting clause 27.4, the Manager is irrevocably appointed as the agent and attorney of each Member to:

(a)   receive and apply the distributions referred to in clause 27.2(b) in the manner contemplated in clause 27.2(c);

(b)   execute an application form (which may be a master application form) in relation to the Acquired Units and the Acquired Shares;

(c)   act in accordance with clause 27.3; and

(d)   execute transfers of Units which are to be the subject of the Sale Facility.

27.6   The Manager is authorised to execute the documents and do all things under clauses 27.2 and 27.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

Manager's limitation of liability

27.7   Without derogating from any limitation of the Manager's liability in terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 27 in connection with the implementation of the Proposal in accordance with the Implementation Deed.

Options

27.8   If following the Effective Date the Stapled Company or the Stapled Trust is under any obligation, whether actual or contingent, to issue shares or units in the future pursuant to any option or comparable arrangement to any person the Manager may:

(a)   give an undertaking to the Stapled Company and/ or the Stapled Trust Manager to issue Units at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued to ensure that the person receives Stapled Securities, or

(b)   grant an option or comparable right to the person to acquire an equal number of Units to the number of shares in the Stapled Company and units in the Stapled Trust which the person is entitled to be issued on exercise of the option or comparable right, on the basis that the option or comparable right may only be exercised if required to ensure that the person receives Stapled Securities.

27.9   The undertakings, options or rights which the Manager may issue pursuant to clause 27.8 may be issued without consideration. The price at which the Units are to be issued pursuant to the undertakings or upon the exercise of those options or rights is to be calculated as follows:

(a) where an Executive Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WFT Proportion of the exercise price of that Executive Option (or if that Executive Option has a nil exercise price, the issue price of a Unit is the WFT Proportion of $13.76, being the volume weighted average sale price of a Stapled Share sold on ASX during the five trading day period up to but not including the Announcement Date);

(b) where a Possfund Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WFT Proportion of $12.84, being the exercise price of a Possfund Option;

(c) where exercise of a WFA Option is satisfied by delivery of a series F preferred share in Westfield America, Inc., an amount equal to the WFT Proportion of US$1,000 for each such WFA Option divided by the number of Units issued under clause 27.8 in respect of the exercise of that option;

(d) where exercise of a WFA Option is satisfied by delivery of a series G cumulative convertible redeemable preferred share in Westfield America, Inc., an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option;

(e) where exercise of a WFA Option is satisfied by delivery of the number of common shares in Westfield America, Inc. into which a series G cumulative convertible redeemable preferred share has been converted, an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option;

(f) where exercise of a WFA Option is satisfied by delivery of a series D cumulative convertible redeemable preferred share in Westfield America, Inc., an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option;

(g) where exercise of a WFA Option is satisfied by delivery of the number of common shares in Westfield America, Inc. into which a series D cumulative convertible redeemable preferred share has been converted, an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option; or

(h)   where exercise of a WFA Option is satisfied by delivery of a common share in Westfield America, Inc., an amount per Unit equal to the WFT Proportion of the value of that share in Westfield America, Inc. at the time of exercise of the WFA Option divided by the number of Units to be issued in relation to the exercise of that WFA Option,

and in each case the issue price is to be adjusted in the same manner as any adjustment to the exercise price of the relevant option under the terms of that option.

Definitions

27.10   In this clause 27, the following words and expressions have these meanings unless the contrary intention clearly appears.

Acquired Units means the units in the Stapled Trust acquired by the Manager on behalf of Members, under clause 27.2(c).

Acquired Shares means the ordinary shares in the Stapled Company acquired by the Manager on behalf of Members, under clause 27.2(c).

Announcement Date means 22 April 2004.

Cash Price means for each Unit sold under the Sale Facility prior to consolidation as part of the Proposal, an amount equal to 28% of the weighted average selling price of the Stapled Securities sold by the Investment Bank for cash pursuant to the Sale Facility plus, where the consolidation of the Units sold by the Member pursuant to the Sale Facility resulting in a rounding up pursuant to clause 27.2(a), the additional sum received by the Investment Bank from the sale of Stapled Securities attributable to that rounding in respect of the particular Unit.

Designated Foreign Unitholder means a Member who is a citizen or resident of a jurisdiction outside Australia and New Zealand or whose address in the Register is a place outside Australia and New Zealand and their respective external territories, unless the Manager and the Stapled Entities are satisfied before the Effective Date that the Stapled Entities are not precluded from lawfully issuing Acquired Units or Acquired Shares to the Member either unconditionally or after compliance with conditions which the Manager and the Stapled Entities in their sole discretion regard as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Executive Option means an option granted by the Stapled Company to an employee of the Stapled Company or a subsidiary of the Stapled Company under the Westfield Executive Option Plan or the Westfield Executive Performance Share Plan.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the Stapled Trust Manager and the Stapled Company dated 21 May 2004 as amended.

Investment Bank means ABN AMRO Equities Australia Limited (ACN 002 768 701).

Possfund Option means an option granted by the Stapled Company under the option deed dated 1 April 2004 between Westfield and Possfund Custodian Trustee Limited.

Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Units and other Members may elect to sell all or some of their Units to the Investment Bank for the Sale Consideration and on the basis that the Investment Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired Shares and Acquired Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Cash Price and transfer the remaining Stapled Securities in satisfaction of the Stapled Securities Consideration.

Sale Consideration means in respect of Units participating in the Sale Facility either:

(a)   the Cash Price; or

(b)   the Stapled Securities Consideration.

Stapled Company Shareholders means holders of ordinary shares in the Stapled Company on the Stapling Record Date, excluding ordinary shares issued under clause 27.2(c).

Stapled Securities Consideration means the same number of Stapled Securities which the Member participating in the Sale Facility and electing to receive the Stapled Securities Consideration would have held if the Member had retained the Units in respect of which the election was made and received Acquired Units and Acquired Shares in relation thereto pursuant to clauses 27.2(a) to (d).

Stapled Trust Unitholders means holders of units in the Stapled Trust on the Stapling Record Date (other than Westfield Holdings Limited and its subsidiaries), excluding units issued under clause 27.2(c).

Stapling Record Date means 5.00 pm (Sydney time) on the sixth Business Day following the Effective Date or such other time agreed between the Manager and the Stapled Entities and permitted by ASX.

WFA Option means an option to acquire a unit or units in the Stapled Trust on issue as at the Effective Date and in respect of which the Manager has given an undertaking under clause 27.8.

WFT Proportion means 37.5%.

28 Interpretation

Definitions

28.1   In this constitution, these words and phrases have the following meaning unless the contrary intention appears:

Accrual Period: the six monthly periods commencing on 1 January and 1 July, or such other period as the Manager determines, provided that, if the Manager determines that Accrual Periods will be quarterly, then Accrual Period means the three month periods ending 31 March, 30 June, 30 September and 31 December of each year.

Application Price: the relevant price calculated in accordance with, or pursuant to, clause 4.

ASIC: the Australian Securities & Investments Commission or any regulatory body which replaces it or performs its functions.

ASIC relief: any declaration or modification made or exemption granted by ASIC at any time and containing in force and applicable to the Trust.

Assets: all the property, rights and income of the Trust, but not application money or property in respect of which Units or Options have not yet been issued, proceeds of redemption which have not yet been paid or any amount in the distribution account.

Attached Securities: a Stapled Share, Stapled Unit and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Business Day: has the same meaning as in the Listing Rules, or if not defined, a day other than a Saturday or a Sunday on which banks are open for general banking business in Sydney and Melbourne.

Class: a class of Units or Options.

Class Rights: the rights, obligations and restrictions attaching to any particular Units or Options or Classes of Units or Options, and the terms and conditions of issue of any Units or Options.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Corporations Act: Corporations Act 2001 (Cwlth).

Distributable Income: the amount determined by the Manager under clause 9.1 as being the distributable income of the Trust for an Accrual Period.

Distribution Calculation Date: the last day of each Financial Year and such other days as the Manager designates.

Distribution Reinvestment Plan: a plan operated and administered by the Manager which enables Members to reinvest distributions of Distributable Income in taking up new Units being a plan which is governed by the Rules.

Distribution Reinvestment Price in relation to a Class of Units or, while Stapling applies, the Unit and the Attached Securities and an Issue Date means:

(a)   the arithmetic average of the daily volume weighted average sale price of Units of the relevant Class or Stapled Securities traded on the market operated by the Home Exchange during the Pricing Period excluding any transaction defined in the Market Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Units or Stapled Securities, any overnight crossings and any other trades that the Manager considers may not be fairly reflective of natural supply and demand; or

(b)   if no sale was made in the Pricing Period, the average of the price offered by a willing purchaser for such Units or Stapled Securities ("bid price") and the price offered by a willing vendor for such Units or Stapled Securities ("ask price") as quoted on the Home Exchange during the Pricing Period; or

(c)   if either no bid or ask prices were quoted during the Pricing Period, the last sale price as quoted on the Home Exchange prior to the Pricing Period,

such price being:

(d)   first, if the Units or Stapled Securities whose prices used under paragraph (a), (b), or (c) have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled, adjusted by the Manager by such an amount as it considers to be appropriate to reflect this difference;

(e)   secondly, subject to any relevant conditions of any ASIC relief applicable to the issue, reduced by 2% or such other percentage (being zero or a percentage less than 10%) as the Manager may notify to all Members from time to time; and

(f)   thirdly, rounded to the nearest whole cent (0.5 of one cent being rounded down).

For the purposes of this definition, a fully participating Unit or Stapled Security (as applicable) is a fully paid Unit or Stapled Security (as applicable) which will participate fully in the distribution of income for the Accrual Period in which the Issue Date occurs.

Where the reinvestment price is calculated for a Stapled Security the allocation of that price between the Application Price for the Unit and

the application prices for the Attached Securities is to be determined in accordance with clause 4.8.

Divestment Notice: a notice given under clause 26 to a Small Holder or a New Small Holder.

Financial Year:

(a)   for the last financial year, the period from 1 January before the date the Trust terminates to the date of distribution on winding up of the Trust; and

(b)   in all other circumstances, the 12 month period ending on 31 December in each year.

Fully Paid Unit: a Unit on which the Application Price has been fully paid.

GST: a goods and services tax, value added tax, consumption tax or a similar tax, or a tax on services only.

Home Exchange: Australian Stock Exchange Limited and its successors and assigns.

Issue Date: the proposed date of issue of a Unit or Option (as applicable).

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.

Listed: admitted to the official list of the Stock Exchange whether or not quotation of Units, Stapled Securities or Options is deferred, suspended or subjected to a trading halt.

Listing Rules: the listing rules of the Stock Exchange as applied to the Trust from time to time or otherwise as amended, varied or waived (whether in respect of the Trust or generally) from time to time.

Manager: the company which is registered with the ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Price: in relation to a Unit, Stapled Security or Option means the Weighted Average Market Price of Units, Stapled Securities or Options of the relevant Class during the ten Stock Exchange trading days ending two Stock Exchange trading days prior to the date of the calculation, provided that if the Weighted Average Market Price is calculated in respect of Units or Stapled Securities which have an entitlement to dividends and/or distributions which is different to the

dividends and/or distributions to which the new Units or Stapled Securities will be entitled the Manager is required to make such adjustment to the Weighted Average Market Price as it considers to be appropriate to reflect this difference.

However, if the relevant Unit or Option is not listed, then "Market Price" in relation to that Unit or Option means a price for that Unit or Option which an expert who is independent of the Manager determines at the Manager's request having regard to any applicable Class Rights, the market price of Units or Options and the Net Asset Value (to the extent the expert considers each of these factors to be relevant and appropriate), and any other matters which the expert believes should be taken into account.

Market Rate: the average mid rate for bills of exchange which have a tenor of three months which average is displayed on the "BBSW" page of the Reuters Monitor System on the first day of each three month period for which the rate is to be determined or, if there is a manifest error in the calculation of that average rate or it is not displayed by 10.30am Sydney time on that day, then the rate specified in good faith by the Manager as the average rate for bills of that tenor bid and offered by at least four leading financial institutions in Sydney on that date (whether such bids and offers are displayed on the "BBSW" page or otherwise evidenced).

Market Rules: the market rules of the Home Exchange, each as amended or replaced from time to time, except to the extent of any express written waiver by the Home Exchange (which has not been revoked).

Member: the person Registered as the holder of a Unit (including persons jointly Registered).

Net Accounting Income: subject to the Manager (in conjunction with the Auditor) being able to decide the classification of any item as being on income or capital account and the extent to which reserves or provisions need to be made, the Net Accounting Income of the Trust for an Accrual Period is the income of the Trust net of expenses determined in accordance with generally accepted Australian accounting standards in effect as at 30 June 2004 or such later date as from time to time determined by the Manager subject to such adjustments (if any) as determined by the Manager prior to the end of the relevant Accrual Period.

Net Asset Value: the value of the Assets calculated in accordance with clause 8 less the Liabilities.

Net Income: the Net Income for an Accrual Period is the "net income" of the Trust determined in accordance with the Tax Act on the assumption that the Accrual Period is a year of income but reduced by any amount that would, on the assumption that an Accrual Period were a year of income, be included in the assessable income of the Trust in accordance with Section 6AC or Division 207 of the Tax Act.

New Small Holder: a member who is the holder or a joint holder of a New Small Holding.

New Small Holding: a holding of Units or, while Stapling applies, Stapled Securities (created by the transfer of a parcel of Units) created after the current clause 26 comes into effect, the aggregate Market Price of which at the time a proper ASTC transfer was initiated or a paper based transfer was lodged was less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Officially Quoted: means quoted on a Stock Exchange. Related terms such as Official Quotation are to be interpreted accordingly.

Option: an option to subscribe for a Unit and, where the context permits, includes an interest in or right associated with such an Option.

Partly Paid Unit: a Unit on which the Application Price has not been paid in full.

Pricing Period: means the period of ten consecutive Stock Exchange trading days ending on the Stock Exchange trading day determined by the Manager.

Redemption Price: the redemption price calculated in accordance with clause 6.

Record Date: the date for the lodgement of transfers for the purpose of identifying the Members or, if applicable, Option holders who are to have relevant entitlements.

Register: the register of Members and, if applicable, Option holders kept under the Corporations Act.

Registered: recorded in the Register.

Registration: recording in the Register.

Relevant Period: the period specified in a Divestment Notice under clause 26.

Relevant Units: the Units specified in a Divestment Notice.

Resolution:

(a)   a resolution passed at a meeting of Members or, if applicable, Option holders:

      (i)   on a show of hands, by the required majority of Members or, if applicable, Option holders present in person or by proxy and voting on the show of hands; or

      (ii)   on a poll, by the required majority of votes cast by Members or, if applicable, Option holders present in person or by proxy and voting on the poll; or

(b) where the law allows, a resolution in writing signed by Members or, if applicable, Option holders holding the required majority of the Units or Options in the Trust.

Except where this constitution or any applicable law provides otherwise, the "required majority" is a simple majority.

Restricted Securities: has the same meaning as in the Listing Rules.

Rules: the rules governing any Distribution Reinvestment Plan administered or operated by the Manager from time to time.

security: any financial product within section 764A of the Corporations Act.

Small Holder is a Member who is a holder or a joint holder of a Small Holding.

Small Holding: a holding of Units or, while Stapling applies, Stapled Securities the aggregate Market Price of which at the relevant date is less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Special Resolution: has the same meaning as in the Corporations Act in relation to registered schemes.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the Stock Exchange jointly as a "stapled security" or such other term as the Stock Exchange permits.

Stapled Company: Westfield Holdings Limited (ABN 66 001 671 496).

Stapled Entity: the Stapled Company, the Stapled Trust and any other trust, corporation or managed investment scheme whose securities are Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this constitution and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapled Trust: Westfield America Trust (ARSN 092 058 449).

Stapled Trust Manager: the responsible entity of the Stapled Trust.

Stapled Unit: an ordinary unit in the Stapled Trust.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares and Stapled Units is to commence as

determined by the Manager and approved by the directors of the Stapled Company and the Stapled Trust Manager but, if it is determined that Stapling will occur in stages, means the date upon which the last stage occurs.

Stock Exchange: Australian Stock Exchange Limited and each and every other stock exchange and marketing institution in Australia on which for the time being Units or Options are listed for quotation with the approval of the Manager.

Tax: all kinds of taxes, duties, imposts, deductions and charges imposed by a government, together with interest and penalties.

Tax Act: the Income Tax Assessment Act 1936 ("**1936 Act**"), the Income Tax Assessment Act 1997 ("**1997 Act**") or both the 1936 Act and the 1997 Act, as appropriate, and any provisions of any succeeding legislation replacing sections of the 1936 Act and the 1997 Act referred to in this constitution.

Trust: the trust constituted under or governed by this constitution.

Unit: an undivided share in the beneficial interest in the Trust as provided in this constitution and, where the context permits, includes an interest in or right associated with such an undivided share.

Valuation Time: a time at which the Manager calculates Net Asset Value.

Weighted Average Market Price: means:

(a)   the aggregate of the prices at which each relevant Unit, Stapled Security or Option was sold during the relevant period divided by the number of Units, Stapled Securities or Options sold during that period, in the case of both the sales prices and numbers, as reported by the Stock Exchange; or

(b)   if no such sales occurred, the price at which the last recorded sale of a relevant Unit, Stapled Security or Option occurred prior to the commencement of the relevant period.

Interpretation

28.2   In this constitution, unless the contrary intention appears:

(a)   terms defined in the Corporations Act are used with their defined meaning;

(b)   a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c)   the singular includes the plural and vice versa;

(d)   the words "includes" or "including", "for example" or "such as" when introducing a list of items do not exclude a reference to other items, whether of the same class or genus or not;

(e)   amend includes delete or replace;

(f)   person includes a firm, a body corporate, an unincorporated association or an authority;

(g)   headings are for convenience only and do not affect interpretation of this constitution;

(h)   a reference to a year (other than a Financial Year), quarter or month means a calendar year, calendar quarter or calendar month respectively; and

(i)   references to relief granted by the ASIC include reference to any exemption, modification, declaration or relief granted or issued by the ASIC.

28.3   Any cover page, table of contents, footnotes, marginal notes and finding lists are for convenience only and do not form part of this constitution.

28.4   An expert will be independent of the Manager for the purposes of this constitution if the expert delivers to the Manager a signed statement to the effect that it regards itself as being independent of the Manager. The fact that the Manager may have selected or instructed the expert does not itself mean that the expert is not independent of the Manager.

Other documents

28.5   A document does not become part of this constitution by reason only of that document referring to this constitution or vice versa, or any electronic link between them.

Constitution legally binding

28.6   This constitution binds the Manager and each present and future Member and (to the extent relevant) each present and future holder of an Option, and any person claiming through any of them in accordance with its terms (as amended from time to time) as if each of them had been a party to this constitution.

Governing law

28.7   This constitution is governed by the law of New South Wales.

Other obligations and limitations excluded

28.8   Except as required by the Corporations Act:

(a)   all obligations of the Manager which might otherwise be implied or imposed by law or equity are expressly excluded to the extent permitted by law, including without limitation any obligation of the Manager in its capacity as trustee of the Trust arising under any statute; and

(b)   anything in any statute or regulation which might limit the powers or discretions of the Manager under this constitution is expressly excluded to the extent permitted by law.

First Schedule (Clause 4)	Westfield Trust
	Rules for Distribution Reinvestment Plan

[Deleted]

CONSOLIDATED TRUST DEED
CONSTITUTING
WESTFIELD AMERICA TRUST

Consolidated constitution of Westfield America Trust incorporating all amendments up to and including the amendments made in relation to the DRP in December 2008

CONSOLIDATED TRUST DEED
CONSTITUTING WESTFIELD AMERICA TRUST

Comprising:

Deed dated 28 March 1996 between Westfield America Management Limited ("**Manager**") and Perpetual Trustee Company Limited ("**Perpetual**") as amended by:

1. Deed of Variation dated 9 May 1996 between Perpetual and the Manager

2. Deed of Variation No 2 dated 24 June 1996 between Perpetual and the Manager

3. Deed of Variation No. 3 dated 13 June 1997 between Perpetual and the Manager

4. Deed of Variation No. 4 dated 29 May 1998 between Perpetual and the Manager

5. Deed of Variation No. 5 dated 11 August 1998 between Perpetual and the Manager

6. Deed of Variation No. 6 dated 23 June 1999 between Perpetual and the Manager

7. Deed of Variation No. 7 dated 17 March 2000 between Perpetual and the Manager

8. Deed of Variation No. 8 dated 30 May 2000 signed by the Manager as responsible entity

9. Deed of Variation No. 9 dated 27 March 2001 signed by the Manager as responsible entity

10. Deed of Variation No. 10 dated 29 June 2001 signed by the Manager as responsible entity

11. Deed of Variation No. 11 dated 22 February 2002 signed by the Manager as responsible entity

12. Deed of Variation No. 12 dated 29 April 2002 signed by the Manager as responsible entity

13. Supplemental Deed Poll dated 30 June 2004 signed by the Manager as responsible entity

14. Supplemental Deed Poll dated 12 May 2005 signed by the Manager as responsible entity

15. Supplemental Deed Poll dated 12 June 2007 signed by the Manager as responsible entity

16. Supplemental Deed Poll dated 23 December 2008 signed by the Manager as responsible entity

CONSTITUTION OF
WESTFIELD AMERICA TRUST

Date: 28 March 1996

1   INTERPRETATION

Definitions   1.1   In this deed, these words and phrases have this meaning unless the contrary intention appears:

Accrual Period: the six monthly periods commencing on 1 January and 1 July, or such other period as the Manager determines, provided that, if the Manager determines that Accrual Periods will be quarterly, then Accrual Period means the three month periods ending 31 March, 30 June, 30 September and 31 December of each year.

Agreement and Plan of Reorganisation: an agreement between WEA, Westfield U.S. Investments Pty. Limited, Westfield Corporation Inc., Annatar Pty. Limited, the Trustee and Westfield America Management relating to various transactions connected with the restructuring of the ownership of WEA.

Application Price: the price calculated for the issue of a Unit under this deed.

ASIC: the Australian Securities & Investments Commission.

Assets: all the property, rights and income of the Trust.

ASX: Australian Stock Exchange Limited and its successors.

Attached Securities: a Stapled Share, Stapled Unit and any other security or securities which are from time to time Stapled or to be Stapled to a Unit.

Auditor: the auditor for the time being of the Trust.

Business Day: has the same meaning as in the Listing Rules.

Buy Rate: the highest of the buy rates for Australian Dollars quoted in United States Dollars by the Panel Banks at 11.00 a.m. (Sydney time) on the Buy Rate Determination Day.

Buy Rate Determination Day: any date falling between and including the Closing Date and the 28th June, 1996 as selected by the Manager.

CenterMark Option Deed: any deed entered into by the Trustee, Westfield America Management and other parties including WEA which provides for the issue of Options to the holders of WEA Stock on terms which enable such holders to acquire Stapled Securities for an

Application Price determined in accordance with **clause 8** whether or not such Application Price is satisfied by the exchange of WEA Stock.

CenterMark Option Units: Stapled Securities that may be issued from time to time as a consequence of the exercise of Options granted under the CenterMark Option Deed.

CenterMark Option Units Issue Date: a date when CenterMark Option Units are issued.

CenterMark Stockholders Agreement: any agreement entered into by the Trustee, Westfield America Management, WEA and the other holders of WEA Stock which, amongst other things, regulates the composition of the board of WEA.

Class: a class of Units.

Closing Date: the date of closing of the offer made pursuant to the Initial Prospectus.

Compliance Committee Member: a member of a compliance committee established by the Manager in connection with the Trust.

Cordera Subscription Agreement: an agreement between Cordera Holdings Pty Limited, the Trustee and Westfield America Management pursuant to which Cordera is to subscribe for Units.

Corporations Act: Corporations Act 2001 (Cwlth).

Custodian: a corporation appointed by the Manager, for the purposes of **clause 3.4**.

Distributable Income: the amount determined by the Manager under **clause 11.1** as being the distributable income of the Trust for an Accrual Period.

Distribution Reinvestment Plan: a plan operated and administered by the Manager which enables Members to reinvest distributions of Distributable Income in taking up new Units or Stapled Securities, as the case may be, being a plan which is governed by the Rules.

Distribution Reinvestment Price in relation to a Class of Units or, while stapling applies, Stapled Securities:

(a)   the arithmetic average of the daily volume weighted average sale price of Units of the relevant Class or Stapled Securities traded on the market operated by the ASX during the Pricing Period excluding any transaction defined in the Market Rules as 'special', crossings prior to the commencement of normal

trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Units or Stapled Securities, any overnight crossings and any other trades that the Manager considers may not be fairly reflective of natural supply and demand;

(b)   if no sale was made in the Pricing Period, the average of the price offered by a willing purchaser for such Units or Stapled Securities ("bid price") and the price offered by a willing vendor for such Units or Stapled Securities ("ask price") as quoted on ASX during the Pricing Period; or

(c)   if either no bid or ask prices were quoted during the Pricing Period, the last sale price as quoted on ASX prior to the Pricing Period,   .

such price being:

(d)   first, if the Units or Stapled Securities whose prices used under paragraph (a), (b), or (c) have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled, adjusted by the Manager by such an amount as it considers to be appropriate to reflect this difference;

(e)   secondly, subject to any relevant conditions of any Relief applicable to the issue, reduced by 2% or such other percentage (being zero or a percentage less than 10%) as the Manager may notify to all Members from time to time; and

(f)   thirdly, rounded to the nearest whole cent (0.5 of one cent being rounded down).

For the purposes of this definition, a fully participating Unit or Stapled Security (as applicable) is a fully paid Unit or Stapled Security (as applicable) which will participate fully in the distribution of income for the Accrual Period in which the Issue Date occurs.

Where the reinvestment price is calculated for a Stapled Security the allocation of that between the Application Price for each Unit and the application price for the Attached Securities is to be determined in accordance with clause 8.11 and the amount allocated to the Unit is the Distribution Reinvestment Price for the purposes of clause 8.6.

Divestment Notice: a notice given under clause 7.6 to a Small Holder or

a New Small Holder.

Entity Interest: an Asset comprising a shareholding or other equity interest in a corporation or other entity other than such a shareholding or equity interest which the Manager determines should not be regarded as an Entity Interest.

Entity's Liabilities: all borrowings, unpaid costs, charges, expenses, outgoings and fees and any provision which the directors of the entity decide in consultation with the auditor of the entity should be taken into account in determining the liabilities of the entity, each determined in accordance with the accounting standards applicable to the entity and generally accepted accounting principles consistently applied.

Exchange Rate: the spot rate for the exchange of Australian Dollars to US Dollars determined for the date upon which the exchange of currencies is to take place as quoted on the Reuters Screen "HSRA" or any equivalent replacement reference page at 4.00 p.m. on that date provided that if no such rate is available then the "**Exchange Rate**" means the average of mid-rates as quoted by any two of National Australia Bank, Commonwealth Bank of Australia, Westpac Banking Corporation and Australia and New Zealand Banking Group Limited at 4.00 p.m. on that date.

Financial Year: a year ending on 31 December, or that part of such a year occurring at the commencement or termination of the Trust.

Home Exchange: that state branch of the ASX designated as such for the Trust to the Manager by the ASX.

Initial Prospectus: the first Prospectus issued by the Manager after the date of this deed offering Units for subscription by investors.

Issue Date: the date of issue of a Unit, Stapled Security or Option.

Land: land under the Trustee Act 1925 (NSW) or land located anywhere in the world.

Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing Members' capital, undistributed profits, interest attributable to Members accruing on Members' capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.

Liquid: has the same meaning as in the Corporations Act.

Listed: admitted to the official list of ASX whether or not quotation of Units, Stapled Securities or Options is deferred, suspended or subjected to a trading halt.

Listing Rules: the listing rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the Official List of the ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX (which has not been revoked).

Manager: the company which is registered with ASIC as the single responsible entity for the Trust under the Corporations Act.

Market Price: in relation to a Unit, Stapled Security or Option means the Weighted Average Market Price of Units, Stapled Securities or Options of the relevant Class during the ten ASX trading days ending two ASX trading days prior to the date of the calculation, provided that if the Weighted Average Market Price is calculated in respect of Units or Stapled Securities which have an entitlement to dividends and/or distributions which is different to the dividends and/or distributions to which the new Units or Stapled Securities will be entitled the Manager is required to make such adjustment to the Weighted Average Market Price as it considers to be appropriate to reflect this difference.

However, if the relevant Unit or Option is not listed, then "Market Price" in relation to that Unit or Option means a price for that Unit or Option which an expert who is independent of the Manager determines at the Manager's request having regard to any applicable Class rights, the market price of the Units or Options and the Net Asset Value (to the extent the expert considers each of these factors to be relevant and appropriate), and any other matters which the expert believes should be taken into account.

Market Rate: the average mid rate for bills of exchange which have a tenor of 3 months which average is displayed on the "BBSW" page of the Reuters Monitor System on the first day of the period for which the rate is to be determined, or if there is a manifest error in the calculation of that average rate or it is not displayed by 10.30am Sydney time on that day then the rate specified in good faith by the Manager as the average rate for bills of that tenor bid and offered by at least 4 leading financial institutions in Sydney on that date (whether such bids and offers are displayed on the "BBSW" page or otherwise evidenced).

Market Rules: the market rules of the ASX, each as amended or replaced from time to time, except to the extent of any express written

waiver by the ASX (which has not been revoked).

Member: the person registered as the holder of a Unit (including persons jointly registered).

Month: calendar month.

Net Accounting Income: subject to the Manager (in conjunction with the Auditor) being able to decide the classification of any item as being on income or capital account and the extent to which reserves or provisions need to be made, the Net Accounting Income of the Trust for an Accrual Period is the income of the Trust net of expenses determined in accordance with generally accepted Australian accounting standards in effect as at 30 June 2004 or such later date as from time to time determined by the Manager subject to such adjustments (if any) as determined by the Manager prior to the end of the relevant Accrual Period..

Net Assets: the Assets of the Trust less its Liabilities.

Net Asset Value: the value of the Net Assets of the Trust.

Net Income: the Net Income for an Accrual Period is the "net income" of the Trust determined in accordance with subsection 95(1) of the Tax Act on the assumption that the Accrual Period is a year of income but reduced by any amount that would, on the assumption that an Accrual Period were a year of income, be included in the assessable income of the Trust in accordance with Section 6AC or Division 207 of the Act.

New Small Holder: a member who is the holder or a joint holder of a New Small Holding.

New Small Holding: a holding of Units, or while Stapling applies, Stapled Securities (created by the transfer of a parcel of Units) the aggregate market price of which at the time a proper ASCT transfer was initiated or a paper based transfer was lodged was less than a marketable parcel of Units created after the current clause 7.6 came into effect as provided under the Listing Rules.

Officially Quoted: quoted on the ASX. Related terms such as Official Quotation are to be interpreted accordingly.

Option: an option to subscribe for a Unit or Units or a Stapled Security or Stapled Securities, as the case may be.

Option Holder: a person registered as the holder of an Option (including persons registered jointly).

Ordinary Units: means fully paid ordinary Units which do not have any special rights, obligations or restrictions.

Panel Banks: the Commonwealth Bank of Australia, Westpac Banking Corporation, Australian and New Zealand Banking Group Limited, National Australia Bank Limited, UBS A.G., Australia Branch, Goldman Sachs J.B. Were Limited and Macquarie Bank Limited.

Quarter: a period of 3 calendar months ending on 31 March, 30 June, 30 September and 31 December in each year.

Quarterly Period: a calendar quarter commencing on 1 January, 1 April, 1 July or 1 September.

Pricing Period: means the period of ten consecutive ASX trading days ending on the ASX trading day determined by the Manager.

Record Date: the date for lodgment of transfers for the purpose of identifying the Members, or if applicable, Option Holders who are to have relevant entitlements.

Relevant Period: the period specified in a Divestment Notice under clause 7.6.

Relevant Units: the Units specified in a Divestment Notice.

Relief: any declaration or modification made or exemption granted by the ASIC at any time, and continuing in force and applicable to the Trust.

Resolution:

(a) a resolution passed at a meeting of Members of the Trust:-

    (i) on a show of hands, by the required majority of Members present in person or by proxy or representative; or

    (ii) if a poll is duly demanded, by the required majority of the number of Units held by Members present and voting on the poll, in person or by proxy or representative; or

(b) where the law allows, a resolution in writing signed by Members holding the required majority of the Units in the Trust.

Except where this deed or any applicable law provides otherwise, the "required majority" is a simple majority.

Rules: the rules governing any Distribution Reinvestment Plan

administered or operated by the Manager from time to time.

security: any financial product within section 764A of the Corporations Act.

Series F Special Option: the same meaning as in the Third Schedule.

Series G Special Option: means an Option issued on the terms described in the **Fifth Schedule.**

Series G1 Special Option: means an Option issued on the terms described in the **Sixth Schedule.**

Series H Special Option: means an Option issued on the terms described in the **Seventh Schedule.**

Series I Special Option: means an Option issued on the terms described in the **Eighth Schedule.**

Share Sale and Unit Subscription Agreement: an agreement entered into between Annatar Pty. Limited, Westfield Holdings Limited, the Trustee and Westfield America Management which relates to the purchase by the Trustee of WEA Stock from Annatar and the issue by Westfield America Management to Annatar of Units.

Small Holder is a Member who is a holder or a joint holder of a Small Holding.

Small Holding: a holding of Units or, while stapling applies, Stapled Securities (created by the transfer of a parcel of Units or Stapled Securities), the aggregate market price of which at the relevant date is less than a marketable parcel of Units or, while Stapling applies, Stapled Securities as provided under the Listing Rules.

Special Resolution: a Resolution where the required majority is 75%.

Stapled: the linking together of Units and Attached Securities so that one may not be transferred, or otherwise dealt with, without the other or others and which are quoted on the ASX jointly as a "stapled security" or such other term as the ASX permits.

Stapled Company: Westfield Holdings Limited (ABN 66 001 671 496).

Stapled Company Held Units: Units held by the Stapled Company and/or any of its subsidiaries.

Stapled Entity: the Stapled Company, the Stapled Trust and any other trust, corporation or managed investment scheme whose securities are

Stapled to the Units.

Stapled Security: a Unit and each Attached Security which are Stapled together and registered in the name of the Member.

Stapled Security Holder: the Member under this deed and the holder of Attached Securities.

Stapled Share: an ordinary share in the Stapled Company.

Stapled Trust: Westfield Trust (ARSN 090 849 746).

Stapled Trust Manager: the responsible entity of the Stapled Trust.

Stapled Unit: an ordinary unit in the Stapled Trust.

Stapling: the process that results in Units and Attached Securities being and remaining Stapled to each other.

Stapling Commencement Date: the date upon which Stapling of the Units to Stapled Shares and Stapled Units is to commence as determined by the Manager and approved by the directors of the Stapled Company and the Stapled Trust Manager but, if it is determined that Stapling will occur in stages, means the date upon which the last stage occurs.

Subscription Amount: in respect of an application for a Unit, the Application Price less the Uncalled Amount.

Tax: all kinds of taxes, duties, deductions and charges imposed by any government or other authority, together with interest and penalties thereon.

Tax Act: the Income Tax Assessment Act 1936 ("**1936 Act**"), the Income Tax Assessment Act 1997 ("**1997 Act**") or both the 1936 Act and the 1997 Act as appropriate, and any provisions of any succeeding legislation replacing sections of the 1936 Act and the 1997 Act referred to in this deed.

Transaction Costs:

(a)   when calculating the Application Price of a Unit in accordance with **clause 8**:

The Manager's estimate of the total transaction costs, (or a portion of total transaction costs, if appropriate, having regard to actual transaction costs which would be incurred because of the issue or sale of the Units taking into account contemporaneous redemptions) which would be incurred in acquiring afresh the

Assets of the Trust.

(b) when calculating the redemption price of a Unit in accordance with **clause 8.10**:

The Manager's estimate of the total transaction costs (or a portion of the total transaction costs, if appropriate, having regard to the actual transaction costs which would be incurred because of the redemption or the buy-back, as the case may be, taking into account contemporaneous issues and sales of Units) which would be incurred in selling the Assets of the Trust.

Trust: the trust hereby constituted and to be known as the "**Westfield America Trust**", (subject to **clause 9.10**).

Trustee: the trustee or responsible entity of the Trust from time to time, and includes the Manager when acting as the trustee.

Uncalled Amount: in respect of a Unit, the Application Price less the amount remaining unpaid and which has not been called.

Unit: an undivided share in the beneficial interest in the Trust as provided in this deed.

"Units are Officially Quoted" or **"Units are officially quoted"** means the admission of the Trust to the Official List of the ASX.

US Dollar Equivalent: in relation to Australian Dollars, the equivalent at any time of that amount in US Dollars determined by multiplying the Australian Dollar amount by the Exchange Rate at that time.

Valuation Time: a time at which the Manager calculates Net Asset Value.

Valuer: an independent qualified valuer selected by the Manager.

WEA: means Westfield America, Inc. (formerly called CenterMark Properties, Inc.), a United States corporation incorporated in Missouri.

WEA Dividend Date: a date when the entitlement of holders of WEA Stock to receive dividends payable in respect of a Quarterly Period is determined by WEA.

WEA Dividend Reinvestment Plan: any plan or arrangement in operation from time to time which enables the holders of WEA Stock to reinvest dividends to which they are entitled in respect of such WEA Stock in the acquisition of new WEA Stock.

9692340_1

WEA Stock: shares of common or preference stock in WEA outstanding from time to time.

Weighted Average Market Price: means:

(a)   the aggregate of the prices at which each relevant Unit, Stapled Security or Option was sold during the relevant period divided by the number of Units, Stapled Securities or Options sold during that period, in the case of both the sales prices and numbers, as reported by the ASX; or

(b)   if no such sales occurred, the price at which the last recorded sale of a relevant Unit, Stapled Security or Option occurred prior to the commencement of the relevant period.

Westfield America Management: Westfield America Management Limited ACN 072 780 619.

Interpretation   1.2   Unless the contrary intention appears, in this deed (including its schedules and appendices):

(a)   terms defined in the Corporations Act are used with their defined meaning;

(b)   a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements;

(c)   the singular includes the plural and vice versa;

(d)   the words "including" and "for example" when introducing a list of items does not exclude a reference to other items, whether of the same class or genus or not;

(e)   amend includes delete or replace;

(f)   person includes a firm, a body corporate, an unincorporated association or an authority;

(g)   headings and marginal notes are for convenience only and do not affect interpretation of this deed;

(h)   a reference to a "business day" is to a day other than a Saturday or Sunday on which banks are open for general banking business in Sydney and Melbourne;

        (i)   a reference to a "foreign person" has the same meaning as in the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth); and

        (j)   a reference to this deed or another instrument includes any variation or replacement of any of them.

Parties Bound   1.3   This deed as amended binds the Manager and the Members of the Trust and any person claiming through any of them as if each of them had been a party to this deed.

2   CORPORATIONS ACT

Corporations Act   2.1   If:

        (a)   the Corporations Act requires that this deed contain certain provisions; or

        (b)   any relevant Relief from the provisions of the Corporations Act directly or indirectly requires that this deed contain certain provisions,

then those provisions are deemed to be incorporated into this deed and prevail over the provisions of this deed to the extent of any inconsistency.

This **clause 2.1** prevails over all other provisions of this deed (including any which purport to prevail).

ASX Listing Rules   2.2   This **clause 2.2** applies while the Trust is admitted to the Official List of ASX. If the Listing Rules prohibit an act being done, the act shall not be done. Nothing contained in this deed prevents an act being done that the Listing Rules require to be done. If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be). If the Listing Rules require this deed to contain a provision and it does not contain such a provision, this deed is deemed to contain that provision. If the Listing Rules require this deed not to contain a provision and it contains such a provision, this deed is deemed not to contain that provision. If any provision of this deed is or becomes inconsistent with the Listing Rules, this deed is deemed not to contain that provision to the extent of the inconsistency. The obligations imposed by this **clause 2.2** are additional to those imposed by any other clause of this deed.

        2.3   In accordance with ASIC Class Order 98/1808 or its equivalent and for so long as it applies to the Trust, a change in the text of this deed because of the operation of **clause 2.2** is not a modification of, or the repeal and replacement of, the constitution of the Trust for the purposes

of subsections 601GC(1) and (2) of the Corporations Act.

Supremacy 2.4 If any provision incorporated or deemed to be incorporated in this deed by the Corporations Act or Corporations Regulations or Listing Rules is inconsistent with any other provision contained or deemed to be contained in this deed, the covenants or provisions will prevail in the following order of priority:-

(a) provisions incorporated or deemed to be incorporated in this deed by the Corporations Act;

(b) provisions incorporated or deemed to be incorporated in this deed by the Corporations Regulations;

(c) provisions required to be contained in this deed by the Listing Rules; and

(d) the other provisions contained in this deed.

3 THE TRUST

The Trust 3.1 There is constituted by this deed the Trust under which property shall be vested in and held by the Trustee upon trust for the Members, subject to the terms and conditions of this deed.

Manager 3.2 Westfield America Management agrees to act as Manager of the Trust.

Assets Vest in Trustee 3.3 The Trustee must hold the Assets of the Trust on trust for the Members. The Assets of the Trust vest in the Trustee, but must be held as a separate fund which is not available to meet liabilities of any other trust.

Appointment of Custodian 3.4 The Manager, subject to law, may from time to time appoint in relation to the Trust any one or more corporations (whether or not related to or associated with the Manager) to perform the following actions in the name of the Manager or in the name of the Custodian:

(a) purchase or sell Assets at the direction of the Manager and execute all transfers and assurances necessary for that purpose;

(b) receive and hold on behalf of the Manager Assets and any document of title relating to the Trust in safe custody;

(c) receive all income on behalf of the Manager arising from any of the Assets referred to in **paragraph (b)** of this **clause 3.4**;

(d) procure registration of those Assets;

(e) hold and disburse monies in the name of the Manager at the

direction of the Manager; and

(f)   perform all actions incidental to any of the above powers.

The Manager, by the terms of an appointment under this **clause 3.4** may insert provisions for the protection and convenience of others dealing with the Custodian as it thinks fit. If the Manager appoints a Custodian, the Manager remains liable for any act or omission of the Custodian as if the act or omission was an act or omission of the Manager.

The Manager is responsible for payment of the fees and expenses of the Custodian but is entitled to be reimbursed out of the Trust in respect of those fees and expenses subject to a maximum in any Financial Year of 1% of the Assets under the control of the Custodian. If the aggregate of the fees and expenses of the Custodian exceeds the above maximum in any Financial Year, the excess is to be paid from the Manager's own funds.

4   DURATION OF TRUST

Initial Settlement   4.1   The Trust commenced on 28 March 1996.

Termination   4.2   The Trust terminates if:-

(a)   the Trust terminates in accordance with another provision of this deed or by law; or

(b)   the Members so resolve by a Special Resolution passed at a meeting of Members convened by the Manager.

Termination Date   4.3   The Trust terminates on the earlier of:-

(a)   **|Deleted|**

(b)   the date on which the Trust is terminated under this deed or by law.

No Dissolution   4.4   Notwithstanding any other provision of this deed the death, insanity, bankruptcy, retirement, resignation or expulsion of a Member or of the Manager will not of itself cause or result in the dissolution or termination of the Trust.

5   INTERESTS OF UNIT HOLDERS

Units   5.1   Subject to the other provisions of this deed and the terms of issue of a Unit, each Unit confers an equal undivided interest in the Assets, and does not confer any interest in a particular Asset, but only an interest in

9692340_1

the Assets of the Trust as a whole, subject to the Liabilities of the Trust.

Stapling provisions 5.1A   The provisions of this deed relating to Stapling take effect if determined by the Manager and, if so determined, on and from the Stapling Commencement Date and apply subject to all other provisions of this deed which may suspend, abrogate or terminate Stapling. The Manager may, subject to this deed, the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other security or securities to the Units.

Fractions 5.2   Fractions of a Unit may be issued calculated to such number of decimal places as the Manager determines. In spite of any other provision of this deed but subject to the rights, obligations and restrictions attaching to any Units or any Classes, any right or interest conferred by a fraction of a Unit will be calculated in accordance with that fraction. If the Manager determines not to issue fractional Units or if under any provision of this deed or the Rules a fraction is to be disregarded, any application moneys that would otherwise result in a fraction of a Unit becomes an Asset of the Trust. While Stapling applies, no fractions of Units may be issued.

Classes of Units 5.3   Without in any way limiting the Manager's power to issue Units on the terms of this deed, while Stapling applies, the Manager may not issue different Classes of Units except units held by the Stapled Company or any of its subsidiaries or Units which may temporarily be of a different Class due to different income entitlements.

Partly Paid Units 5.4   Subject to the Corporations Act and the Listing Rules, Units may be issued on the basis that the Application Price is payable at such time or times as the Manager may determine. In spite of any other provision of this deed, if Units are issued on that basis and until such time as the Application Price has been paid in full, the interest conferred by those Units, and the rights attaching to them will be reduced by the same proportion as the Uncalled Amount for the time being bears to the Application Price at which those Units were issued.

Partly Paid Units 5.4A   While Stapling applies:
while Stapling applies

(a)   Units may not be issued partly paid unless there is at the same time a corresponding issue of Attached Securities which are also partly paid; and

(b)   a call will not be regarded as having been validly paid unless any amount payable at the same time in relation to the partly paid Attached Securities is also paid.

Consolidation 5.5   Subject to the Listing Rules and Corporations Act, Units may be
and Division   consolidated, divided, reclassified or converted to a different Class as determined by the Manager, with any resultant fraction of a Unit in a

9692340_1

holding being rounded up to the next whole Unit, provided that any such reclassification or conversion is:

(a)   not adverse to the rights or interests of all affected Members; or

(b)   if the reclassification or conversion is or may be adverse to the interests of some or all of affected Members, the reclassification or conversion is in accordance with the terms of issue of the affected Units.

Consolidation, division and conversion while stapling applies	5.5A	While Stapling applies, Units may only be consolidated, divided or converted if the related Attached Securities are also consolidated, divided or converted at the same time and to the same extent.
Restrictions	5.6	A Member must not:-

(a)   interfere with any rights or powers of the Manager under this deed;

(b)   exercise a right in respect of an Asset or lodge a caveat or other notice affecting an Asset or otherwise claim any interest in an Asset; or

(c)   require an Asset to be transferred to the Member.

Additional Units	5.7	The Manager may from time to time issue additional Units in accordance with the procedure set out in **clause 6** and the other provisions of this deed.
Number of Units	5.7A	While Stapling applies, the number of issued Units except Stapled Company Held Units at any time must equal the number of issued Attached Securities of each category.
Stock Exchange Listing	5.8	The Manager must use its best endeavours to ensure that the Units are Officially Quoted (including, where applicable, as part of Stapled Securities) and that subject to the rights, obligations and restrictions attaching to any Units or Classes, such official quotation is maintained. Notwithstanding any other provisions of this deed, the Trust will at all times remain as a separate legal entity and separately admitted to the official list of ASX notwithstanding that its Units are jointly quoted as part of a Stapled Security.
Quotation	5.9	To the extent permitted by the Listing Rules and the ASX, Units or Stapled Securities of which they form part may be listed for quotation on the ASX in Australian dollars, United States dollars and any other currency whatsoever. The Trust will at all times be maintained as an Australian unit trust registered as a "managed investment scheme" under

the Corporations Act, with its main class of Units Officially Quoted on ASX.

Rights attaching to Units	5.10	A Member holds a Unit subject to the rights, restrictions and obligations attaching to that Unit.
Series F Special Options	5.11	Units may be issued on the exercise of a Series F Special Option on the terms set out in the Third Schedule of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.
Series G Special Options	5.13	Units may be issued on the exercise of a Series G Special Option on the terms set out in the **Fifth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.
Series G1 Special Options	5.14	Units may be issued on the exercise of a Series G1 Special Option on the terms set out in the **Sixth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.
Series H Special Options	5.15	Units may be issued on the exercise of a Series H Special Option on the terms set out in the **Seventh Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.
Series I Special Options	5.16	Units may be issued on the exercise of a Series I Special Option on the terms set out in the **Eighth Schedule** of this deed and the Manager must ensure that an equal number of Attached Securities are issued at the same time to the person to whom the Units are issued.

6   APPLICATIONS FOR UNITS AND OPTIONS

Procedure	6.1	An applicant for Units must complete a form approved by the Manager if the Manager requires this. The form must be accompanied by the Application Price or, where the Application Price is to be partly paid, the Subscription Amount, for each Unit applied for either by payment in a form that the Manager approves, or by the transfer of property of a kind able to be vested in the Manager or any other person nominated by the Manager for that purpose, and must be payable in accordance with **clause 6.3**.
Application for identical number of Attached Securities	6.1A	While Stapling applies, an applicant for Units, other than Units which are to be Stapled Company Held Units, must at the same time make an application for an identical number of Attached Securities.
Non-cash Contributions	6.2	If the Manager intends to accept property rather than cash as a

contribution to the Trust, the Manager must obtain:

(a)   an effective transfer to the Manager or any other person nominated by the Manager for that purpose of title to the property; and

(b)   except where the Manager acquires WEA Stock as a consequence of the exercise of:

     (i)   Options granted under the CenterMark Option Deed;

     (ii)   Series G Special Options;

     (iii)   Series GI Special Options;

     (iv)   Series H Special Options; or

     (v)   Series I Special Options,

a valuation acceptable to the Manager stating the market value of that property.

Payment to Manager   6.3   The payment or transfer of property under **clause 6.1** must be paid or transferred by the applicant directly to the Manager or any other person nominated by the Manager for that purpose to be placed in a special trust account until such time as the minimum subscription (under any prospectus, product disclosure statement or offering memorandum) or minimum application (in the case of an issue, offer or invitation which does not require a prospectus or product disclosure statement) has been reached, and the Manager proceeds with the allotment of Units. Until such time as the Manager proceeds with the allotment of Units, the Manager will arrange for such money or property as the case may be to be held for the applicant. The Manager may invest or cause the investment of any such money in accordance with the power to invest set out in **clause 9.1(n)**. Any interest received in respect of such money shall form part of the Assets. The Manager will comply with all obligations imposed on it by law, the Listing Rules or this deed, in the same manner as it would be required to do if it were a company offering shares for subscription or purchase.

Uncleared Funds   6.4   The issue of Units against application money paid other than as cleared funds is void if the funds are not subsequently cleared.

Manager may reject	6.5	The Manager may in its absolute discretion reject an application for Units in whole or part without reason.
Manager must reject	6.5A	While Stapling applies, the Manager must reject an application for Units, other than Units which are to be Stapled Company Held Units, if the applicant does not apply at the same time for an identical number of Attached Securities or if an identical number of Attached Securities will not be issued to the applicant at the same time as the issue of Units to the applicant.
Minimum Application	6.6	The Manager may set a minimum application amount for the Trust, and alter that amount at any time.
Issue Date	6.7	Units are taken to be issued when the Manager allots the Units.
Nomination of Holder	6.8	The Manager alone may nominate the person to be registered as the holder of a Unit, and the Manager may treat the registered holder as the absolute owner of the Unit. The Manager's power of nomination ceases once a person has been registered as the holder of a Unit. The Manager need not recognise any claim or interest in a Unit by any person other than the registered holder or holders of the Unit, even if they have notice of such interest.
Option	6.9	The Manager may from time to time create and issue Options. Any Series G Special Options, Series G1 Special Options, Series H Special Options and Series I Special Options shall, respectively, be subject to the terms and conditions in the **Fifth Schedule**, the **Sixth Schedule** , the **Seventh Schedule** and the **Eighth Schedule** to this deed and (when created and issued) constitute separate classes of Options. While Stapling applies, an Option may only be exercised if, except in the case of Units which are to be Stapled Company Held Units at the same time as Units are acquired pursuant to the Option, the same person acquires an identical number of Attached Securities, which are then Stapled to the Units.
Option Terms	6.10	Options may be issued:-

      (a)   for no consideration or at a consideration, as determined by the Manager or for a consideration that is otherwise specified in this deed;

      (b)   on the basis that the Application Price for a Unit or Units to be issued on exercise of the Option is a price determined in accordance with **clause 8** and (except where such price is determined pursuant to **paragraph 8.2(b)** of this deed or in accordance with the **Third Schedule, Fifth Schedule, Sixth Schedule, Seventh Schedule** or **Eighth Schedule**) is a price not less than 50% of the Application Price of Units as otherwise

determined in accordance with **clause 8** provided that any relevant ASIC instrument is complied with;

(c)   only on terms that the Option does not confer:

    (i)   any right to require the Manager to redeem or repurchase the Option; or

    (ii)   except as expressly provided in this deed or the terms and conditions of issue of the Option, any other entitlement under this deed, consequent upon holding the Option; and

(d)   otherwise on terms and conditions determined by the Manager.

Consideration for certain Options	6.10A	The Manager may issue the following Options for the prices specified:

(a)   694,445 Series G Special Options for US$427,449;

(b)   277,778 Series G1 Special Options for US$171,051;

(c)   14,070,072 Series H Special Options for US$100,000;

(d)   13,260,859 Series I Special Options for A$100,000.

Option Exercise	6.11	Subject to **clause 6.9** on exercise of an Option in accordance with its terms and conditions of issue, the Option Holder is entitled to subscribe for and be allotted the number of Units or Stapled Securities (as applicable) to which the Option relates, credited as fully paid.
Calls by Manager	6.12	Subject to **clause 5.4A** and the rights, obligations and restrictions attaching to any Units or Classes, the Manager may call on each Member to pay all or any part of the Uncalled Amount of the Application Price of Units to the Manager at any time. The Manager may only make a call in respect of Units of a Member if the Manager also makes the same call on all other Members who hold Units of that Class which are similarly partly paid.
Offers which do not require disclosure	6.13	If the Manager is requested to issue Units pursuant to an offer which does not require a product disclosure statement, the Manager may rely on information provided by other persons to determine if the issue in the absence of a product disclosure statement is lawful. Each Member indemnifies the Manager for any loss, damage or other consequence which may arise if such issue, offer or invitation of Units to that Member should have been made under a product disclosure statement.
Restriction on issue and redemption of Units	6.14	No Units may be issued or redeemed after the 80th anniversary of the day the Trust commenced if that issue or redemption would cause a contravention of the rule against perpetuities or any other rule of law or

equity.

7   REDEMPTION, REPURCHASE AND FORFEITURE OF UNITS

Redemption Notice 7.1   A Member may give the Manager a redemption notice in such form as may be approved by the Manager from time to time specifying the name of the Trust and the number of Units to be redeemed or (with the Manager's approval) the amount of the proceeds which the Member wishes to receive from the redemption. A redemption notice shall be accompanied by any Unit certificates the Member may hold in respect of the Units which are the subject of the redemption notice.

Suspension while 7.2   Notwithstanding anything else in this clause 7, the Manager is not
Units Quoted   obliged to repurchase or redeem Units under this clause 7 while the Units are Officially Quoted.

Trust Liquid 7.3   Clauses 7.4, 7.5, and 7.7 apply only while the Trust is Liquid.

Repurchase and 7.4   Subject to the other provisions of this deed, on receipt of a redemption
Redemption - Trust   notice pursuant to clause 7.1, the Manager shall redeem (or at the option
Liquid   of the Manager, repurchase) all of the Units required by the Member to be redeemed at a price calculated in accordance with clause 8.10.

Minimum Holding 7.5   If compliance with a redemption notice would result in the Member
- Trust Liquid   holding Units having a value less than the then current minimum application amount, the Manager may treat the redemption notice as relating to the Member's entire holding of Units.

Small Holdings 7.6

(a)   This clause 7.6 applies while Units or Stapled Securities are Officially Quoted.

(b)   Subject to the provisions of this clause 7.6, the Manager may in its discretion from time to time sell or redeem any Units held by a Member that is a Small Holder or New Small Holder without request by the Small Holder or New Small Holder.

(c)   If the Manager determines that a Member is a Small Holder or a New Small Holder the Manager may give the Member a Divestment Notice to notify the Member:

(i)   that the Member is a Small Holder or a New Small Holder, the number of Units making up and the Market Price of the Small Holding or New Small Holding and the date on which the Market Price was determined;

(ii)   that the Manager intends to sell the Relevant Units

in accordance with this clause after the end of the Relevant Period specified in the Divestment Notice;

(iii)   if the Member is a Small Holder, that the Member may at any time before the end of the Relevant Period notify the Manager in writing that the Member desires to retain the Relevant Units and that, if the Member does so, the Manager will not be entitled to sell the Relevant Units under that Divestment Notice; and

(iv)   after the end of the Relevant Period the Manager may for the purpose of selling the Relevant Units that are in a CHESS holding initiate a holding adjustment to move those Units from that CHESS holding to an issuer sponsored holding or certificated holding.

If the ASTC Settlement Rules apply to the Relevant Units, the Divestment Notice must comply with the ASTC Settlement Rules.

(d)   For a Divestment Notice given to a Small Holder, the Relevant Period must be at least six weeks from the date the Divestment Notice was given. For a Divestment Notice given to a New Small Holder, the Relevant Period must be at least seven days from the date the Divestment Notice was given.

(e)   At the end of the Relevant Period the Manager is entitled to sell on-market or in any other way determined by the Manager:

(i)   the Relevant Units of a Member who is a Small Holder, unless that Member has notified the Manager in writing before the end of the Relevant Period that the Member desires to retain the Relevant Units, in which event the Manager must not sell those Relevant Units under that Divestment Notice; and

(ii)   the Relevant Units of a Member who is a New Small Holder.

(f)   The Manager is not bound to sell any Relevant Units which it is entitled to sell under this clause 7.6 but unless the Relevant Units are sold within six weeks after the end of the Relevant Period the Manager's right to sell the Relevant Units under the Divestment Notice relating to those Units lapses and it must notify the

Member to whom the Divestment Notice was given accordingly.

(g)   To effect the sale and transfer by the Manager of Relevant Units of a Member, the Member appoints the Manager and each of its directors and secretary jointly and severally as the Member's attorney in the Member's name and on the Member's behalf to do all acts and things which the Manager considers necessary or appropriate to effect the sale or transfer of the Relevant Units and, in particular:

(i)   to initiate a holding adjustment to move the Relevant Units from a CHESS holding to an issuer sponsored holding or a certificated holding; and

(ii)   to execute on behalf of the Member all deeds, instruments or other documents necessary to transfer the Relevant Units and to deliver any such deeds, instruments or other documents to the purchaser.

(h)   A statement in writing by or on behalf of the Manager under this clause 7.6 is binding on and conclusive against (in the absence of manifest error) a Member. In particular, a statement that the Relevant Units specified in the statement have been sold in accordance with this clause 7.6 is conclusive against all persons claiming to be entitled to the Relevant Units and discharges the purchaser from all liability in respect of the Relevant Units.

(i)   The Manager must register the purchaser of Relevant Units as the holder of the Relevant Units transferred to the purchaser under this clause 7.6. The purchaser is not bound to see to the application of any money paid as consideration. The title of the purchaser to the Relevant Units transferred to the purchaser is not affected by any irregularity or invalidity in connection with the actions of the Manager under this clause 7.6.

(j)   Subject to this clause 7.6, where:

(i)   Relevant Units of a Member are sold by the Manager on behalf of the Member under this clause; and

(ii)   the certificate for the Relevant Units (unless the Manager is satisfied that the certificate has been lost or destroyed or the Relevant Units are uncertificated securities) has been received by the Manager,

the Manager must, within 60 days of the completion of the sale, send by

mail or cheque for the proceeds of sale to the Member entitled to those proceeds in accordance with clause 13.6. Payment of any money under this clause 7.6 is at the risk of the Member to whom it is sent..

(k)   In the case of a sale of the Relevant Units of a New Small Holder in accordance with this clause 7.6, the Manager is entitled to deduct and retain from the proceeds of sale, the costs of the sale as determined by the Manager. In the case of a sale of the Relevant Units of a Small Holder, the Manager or a purchase must bear the costs of sale of the Relevant Units. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the Member) payable by the Manager in connection with the sale and transfer of the Relevant Units.

(l)   The remedy of a Member to whom this clause 7.6 applies, in respect of the sale of the Relevant Units of that Member, is expressly limited to a right of action in damages against the Manager to the exclusion of any other right, remedy or relief against any other person. The Manager is only liable if it has failed to comply with the requirements of this clause 7.6 and its liability is limited to the value of the Relevant Units at the time of sale.

(m)   Unless the Manager determines otherwise, where a Divestment Notice is given to a New Small Holder in accordance with this clause 7.6, the rights to receive payment of distributions and to vote attached to the Relevant Units of that Member are suspended until the Relevant Units are transferred to a new holder or that Member ceases to be a New Small Holder. Any distributions that would, but for this clause 7.6, have been paid to that Member must be held by the Manager and paid to that Member within 60 days after the earlier of the date the Relevant Units of that Member are transferred and the date that the Relevant Units of that Member cease to be subject to a Divestment Notice.

(n)   If it is a requirement of the Listing Rules, the Manager must not give a Small Holder more than one Divestment Notice in any 12 month period (except as contemplated by this clause 7.6).

(o)   From the date of the announcement of a takeover bid for the Units until the close of the offers made under the takeover bid, the Manager's powers under this article to sell Relevant Units of a Member cease. After the close of the offers under the takeover bid, the Manager may give a Divestment Notice to a Member who is a Small Holder or a New Small Holder, despite this clause 7.6 and the fact that it may be less than 12 months since the Manager

gave a Divestment Notice to that Member.

(p)   While Stapling applies:

    (i)   the references to Units or Relevant Units in this clause 7.6 will apply to the Stapled Securities held by the Member; and

    (ii)   no sale under this clause 7.6 may occur unless, at the same time as Units are sold, an identical number of Attached Securities are also sold.

Minimum Redemption or Repurchase - Trust Liquid   7.7   If a Member gives a redemption notice under clause **7.1**, the Manager need not cause the redemption or repurchase of Units having a value less than the minimum application amount (if any) for Units of that class, unless the redemption notice relates to all of the Member's holding.

Notice Irrevocable   7.8   A Member may not withdraw or revoke a redemption notice unless the Manager agrees.

Order   7.9   Unless the Manager decides otherwise, the first Units issued to a Member are the first to be redeemed or (at the option of the Manager) repurchased.

Sums owed to Manager   7.10   The Manager may deduct from the proceeds of redemption any unpaid moneys due by the Member to the Manager.

Transfer of Assets   7.11   The Manager may if the Member agrees transfer Assets to a Member rather than pay cash on redemption of Units. These Assets must be of equal value to the total proceeds of redemption actually due to the Member (based on a valuation done within 2 months before the date of the proposed transfer). **Clause 8.7** applies to the valuation.

Trust not Liquid   7.12   Clauses **7.13, 7.14 and 7.15**, apply only while the Trust is not Liquid.

7.13   A Member may withdraw from the Trust in accordance with the terms of any current withdrawal offer made by the Manager in accordance with the provisions of the Corporations Act regulating offers of that kind. If there is no withdrawal offer currently open for acceptance by Members, a Member has no right to withdraw from the Trust.

7.14   The Manager is not at any time obliged to make a withdrawal offer. If it does, it may do so by:

(a)   publishing it by any means (for example in a newspaper or on the internet); or

(b)   giving a copy to all Members or Members of a Class (as relevant).

7.15   If the Manager receives a redemption request before it makes a withdrawal offer, it may treat the request as an acceptance of the offer effective as at the time the offer is made.

While Stapling applies   7.15A   While Stapling applies, except in relation to Stapled Company Held Units, no redemption or repurchase under this clause 7 may occur unless, at the same time as Units are redeemed, an identical number of Attached Securities are also redeemed or repurchased.

Forfeiture of Unit   7.16   Subject to the rights, obligations and restrictions attaching to any Units or Classes, if a Member fails to pay in full any call on a Unit made in accordance with **clause 6.12**, the Manager may, at any time during such time as any call or part thereof remains unpaid, serve a notice on that Member requiring payment of so much as is unpaid together with interest at the Market Rate for each 3 monthly period (determined at 3 monthly intervals commencing on the date the call becomes payable) such interest to be calculated on and accrue due and payable on the daily balance from the date the call becomes payable to the date of payment or forfeiture of the Units pursuant to **clause 7.17** whichever is the earlier. The notice must state a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or by which the payment as required by the notice is to be made, and must state that in the event of non-payment on or before the time appointed the Units in respect of which the call is then due and owing will be liable to be forfeited and an equal number of Attached Securities will also be liable to be forfeited.

7.17   If the requirements of a notice under **clause 7.16** are not complied with, any Unit in respect of which the notice has been given (together with the Attached Securities) may at any time thereafter before the required payment has been made, be forfeited at the discretion of the Manager, effective at such time as the Manager determines. Such forfeiture shall include all entitlements to income accrued in respect of the forfeited Unit and the Attached Securities, before the forfeiture other than income to which the Member has become presently entitled. All voting rights and entitlements to the distribution of income and capital in connection with any such Unit (and the Attached Securities) are suspended until reinstated by the Manager and in the case of the Attached Securities, the Stapled Entities. If required in order for any Relief to be effective, the Manager holds the Partly Paid Unit on trust for the Member.

Sale of Forfeited Unit   7.18   (a)   A forfeited Partly Paid Unit and any Attached Securities may, subject to compliance with the Corporations Act and the conditions of any Relief and the Listing Rules, be sold or otherwise disposed of:

(i)   at a price equal to that received from the sale of the Partly Paid Units and, if Stapling applies, any Attached

Securities in the normal course of business on ASX; or

(ii)   by public auction, in accordance with any Relief; or

(iii)   by private treaty,

and such Unit or Stapled Security will be:

(i)   credited as paid up to the sum of the amount paid up on the Unit or Stapled Security on the day of the forfeiture and the amount of the call and the amount of any other calls becoming payable on or before the day of the sale; and

(ii)   continue to be subject to a liability to pay an amount equal to the Uncalled Amount (if any) in accordance with this deed.

(b)   At any time before a sale or disposition under **paragraph (a)**, forfeiture may be cancelled on such terms as the Manager thinks fit and shall be cancelled where the Member pays to the Manager the full amount owing in respect of such Units.

(c)   Joint holders of Partly Paid Units are jointly and severally liable to pay all amounts due and payable on the Partly Paid Units held by them.

(d)   Where a Partly Paid Unit and relevant Attached Securities are forfeited pursuant to paragraph (a), the Manager may:

(i)   receive the consideration, if any, given for the forfeited Partly Paid Unit and relevant Attached Securities on the sale or disposal (or the Manager may determine that the consideration will be received in whole or in part by the Stapled Entities);

(ii)   execute (or procure that the Stapled Entities execute) a transfer of such Partly Paid Unit and relevant Attached Securities in favour of the person to whom the Partly Paid Unit and relevant Attached Securities are sold or disposed of and that person must then be registered as the holder of that Partly Paid Unit and relevant Attached Securities, and shall not be bound to see to the application of the proceeds of such sale or disposition nor shall his title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale or disposition of the Units. The defaulting holder of the Unit

will remain liable to pay the amount of the unpaid call.

(e)   Subject to the conditions of any applicable Relief, where forfeited Partly Paid Units and relevant Attached Securities are sold or disposed of for cash, the Manager must deduct from the cash received:

    (i)   all moneys which at the date of forfeiture were payable to the Manager in respect of the forfeited Partly Paid Units;

    (ii)   all costs incurred in connection with the forfeiture including, without limitation, any costs incurred in connection with any proceedings brought against the former holder to recover the instalment or party of the instalment;

    (iii)   interest calculated at the Market Rate plus 3% on the daily balance of the amounts in (a) and (b) from the day they became due for payment or were incurred up to and including the date of forfeiture; and

    (iv)   all amounts which have been or will be incurred for commissions, Taxes, transfer fees and other usual charges, if any, on the sale or disposal of the Partly Paid Unit.

The Manager may retain the amounts so deducted as Assets, but the balance remaining (if any) must be paid to the Member whose Partly Paid Units were forfeited.

Cessation of Status of Member   7.19   A Member whose Units and Attached Securities have been forfeited shall cease to be a Member of the Trust and of each Stapled Entity from the date of the forfeiture as determined by the Manager in accordance with **clause 7.17** but shall notwithstanding:

(a)   remain liable to pay to the Manager all unpaid calls and interest in respect of the Units and the costs and expenses of and incidental to the forfeiture and sale or disposition; and

(b)   have no claim against the Manager or the Trust or the Stapled Entities in respect of the forfeited Unit and the forfeited Attached Securities.

Buy Back of Units   7.20   While the Trust is Listed, the Manager may, subject to and in accordance with the Corporations Act (including any modifications thereof) and any requirements under the Listing Rules, purchase or cause to be purchased Units or, where Stapling applies, Stapled Securities and cause the Units which in part comprise those Stapled Securities to be cancelled. No Redemption Price is payable upon cancellation of the Units. Where the Units comprise part of Stapled Securities the Manager may only buy

back and cancel the Units if the Attached Securities are also the subject of contemporaneous buy-back and cancellation by the respective Stapled Entities. Where Units are purchased as part of a Stapled Security pursuant to a buy-back arrangement, the Manager must determine, in a manner similar to that provided in clause 8.11, what proportion of the price paid for the Stapled Security is to be paid from the Assets of the Trust.

8   UNIT PRICE AND VALUATION

Application Price   8.1   Subject to **clause 6.10** except in the case of Units offered pursuant to or in connection with transactions referred to in the Initial Prospectus which will have an issue price of One Australian Dollar ($A1.00) per Unit, while Ordinary Units are not Officially Quoted, a Unit must only be issued at an application price calculated as:

$$\frac{\text{Net Asset Value} + \text{Transaction Costs}}{\text{number of Units in issue}}$$

The application price must be determined as at the last Valuation Time before the Manager received (or is taken to have received) the application for Units.

Application Price   8.2   Whilst Ordinary Units are officially quoted, subject to **clauses 8.2A, 8.3,**
where Units   **8.4, 8.5, 8.6, 8.11,** and the **Third Schedule** a Unit must only be issued at
Officially Quoted   an Application Price equal to:

(a)   except where **paragraphs (b) or (c)** applies, the Weighted Average Market Price of Units during the ten (10) ASX business days immediately prior to the date upon which the Application Price is to be calculated or, while Stapling applies, a Stapled Security must be issued at its Market Price and **clause 8.11** shall apply to determine which portion of the application price is attributable to the Unit comprising part of that Stapled Security;

(b)   where the Unit is issued as the consequence of the exercise of Options under a CenterMark Option Deed which provides for an issue price per Unit equal to the amount of United States Dollars required to buy One Australian Dollar determined by reference to the Buy Rate, such issue price;

(c)   where the a Stapled Security is issued as a consequence of the exercise of a Series F Special Option, such issue price as is determined in accordance with the **Third Schedule**.

The price of Units, Stapled Securities or Options issued to an underwriter may be reduced by such lawful fee, brokerage or

commission as the Manager determines.

Consideration where Units issued on Exercise of Options 8.2A   Whilst Ordinary Units are officially quoted and notwithstanding anything in **clause 8.2** of this deed:

(a)   where a Unit is issued as a consequence of the exercise of a Series G Special Option, the consideration that is to be paid for that Unit shall be determined in accordance with the **Fifth Schedule**;

(b)   where a Unit is issued as a consequence of the exercise of a Series G1 Special Option, the consideration that is to be paid for that Unit shall be determined in accordance with the **Sixth Schedule**;

(c)   where a Unit is issued as a consequence of the exercise of a Series H Special Option, the consideration that is to be paid for that Unit shall be determined in accordance with the **Seventh Schedule**; and

(d)   where a Unit is issued as a consequence of the exercise of a Series I Special Option, the consideration that is paid for that Unit shall be determined in accordance with the **Eighth Schedule**.

Rights Issues   8.3   The Manager may, subject to clause 6.5A, offer further Units for subscription at a price determined by the Manager to those persons who are Members on a date determined by the Manager not being more than 30 days immediately prior to the date of the offer, provided that:

(a)   all Member are offered Units at the same application price on a pari passu basis (whether or not the right of entitlement is renounceable); and

(b)   the application price is not less than 50% of the Market Price of the Units or, while Stapling applies, the Market Price of Stapled Securities minus the application price of the Attached Securities

AND FURTHER PROVIDED THAT, subject to the Listing Rules, the reference to all Members in **paragraph (a)** excludes Members who are not resident in Australia ("**Overseas Members**") and, if all Members that hold Stapled Company Held Units consent in writing to the offer not being made to them, those Members. Where the right of entitlement is renounceable, the Manager is, as the agent of each Overseas Member, to sell the Overseas Member's entitlement and account to the Overseas Member for the proceeds of the sale, after deducting any costs or Taxes

incurred in connection with the sale..

The Manager may adjust any entitlement to accord with the Listing Rules and, in the case of fractions, **clause 5.2** shall apply. Any Member may, unless the terms of issue provide otherwise, renounce its entitlement in favour of some other person.

Re-offer 8.4 Any Units offered under **clause 8.3** which are not subscribed for within the period during which the offer is capable of acceptance may be offered for subscription by the Manager to any person, provided that the application price is not less than that at which the Units were originally offered to Members. If an underwriter has underwritten any offer for subscription under **clause 8.3**, the underwriter may take up any Units not subscribed for by the Member.

Placement 8.5 The Manager may at any time issue Units to any person at any price and on any terms it thinks fit, provided that the Corporations Act, the Listing Rules and any Relief are complied with.

Reinvestment 8.6 The Manager may from time to time issue Units pursuant to a Distribution Reinvestment Plan and while Units are Officially Quoted, the application price payable for each additional Unit upon reinvestment of distributions shall be the Distribution Reinvestment Price .

Underwritten 8.6A The Manager may from time to time issue Units pursuant to an
Distribution underwriting arrangement in respect of a Distribution Reinvestment Plan
Reinvestment Plan to either:

(a) the underwriter of the Distribution Reinvestment Plan ('**DRP Underwriter**'); or

(b) a person procured by the DRP Underwriter,

at an Application Price that is the same as the Application Price of Units issued under the Distribution Reinvestment Plan which is the subject of the underwriting arrangement.

Periodic Valuations 8.7 The Manager is not to be regarded as having any special expertise in valuation. Except where an Asset comprises an Entity Interest the Manager may cause an Asset to be valued at any time (and must do so if required by the Corporations Act) by a Valuer using the valuation method set out in **clause 8.8**. A copy of any such valuation must be given to the Auditor. Where an Asset comprises an Entity Interest the value of such Entity Interest shall be the Manager's proportionate interest in the then value of the entity's assets net of the Entity's Liabilities. The Manager may determine Net Asset Value at any time in its absolute discretion, including more than once on each day, but unless Units are

Officially Quoted must do so at least once every Quarter.

Valuation Methods 8.8 Subject to **clause 8.7**, the valuation method or the manner of valuation of an Asset is to be determined by the Valuer and approved by the Manager.

Rounding 8.9 The Manager may round the application price and redemption price of a Unit calculated under this **clause 8** respectively to the nearest fraction of a cent as determined by the Manager.

Redemption or 8.10 (a) Subject to **paragraph (b) and clause 7.20** and the terms of issue
Repurchase Price of any Units, the **Third Schedule**, the **Fifth Schedule**, the **Sixth Schedule**, the **Seventh Schedule** and the **Eighth Schedule**, a Unit must only be redeemed or (at the option of the Manager) repurchased at a price calculated as:-

$$\frac{\text{Net Asset Value - Transaction Costs}}{\text{number of Units on issue}}$$

provided that, in the case of a partly paid Unit, the Uncalled Amount in respect of that Unit is to be deducted from the price calculated in accordance with this formula.

(b) If a Unit is to be redeemed or repurchased out of the proceeds of an application for a Unit made at the same time as the redemption notice, the Unit may be redeemed at the Application Price. A certificate from the Manager will be conclusive evidence as to whether or not this **paragraph (b)** applies to the redemption of a Unit.

(c) The prices in **paragraphs (a) and (b)** must be determined as at the last Valuation Time before the Units the subject of the redemption notice are redeemed or repurchased.

Determination of 8.11 While:
Application Price or
Redemption Price (a) Stapling applies;
where Stapled
Securities are issued (b) as a consequence, a Unit is to be issued as part of a Stapled Security or redeemed or repurchased in conjunction with the redemption or repurchase of Attached Securities; and

(c) this deed contains a provision for the calculation or determination of the application price or redemption or repurchase price for the Stapled Security but not for the Unit,

the Manager must, in accordance with this clause 8.11, determine what part of the application price or redemption or repurchase price of a Stapled Security is to be allocated to a Unit and each Attached Security

for the purposes of this deed.

The application price for a Stapled Security will be allocated between the Application Price of the Unit and for the application prices for the Attached Securities on the basis of fair value as agreed between the Manager and the Stapled Entities or, failing agreement, determined by an independent accountant based on fair market value as determined by the accountant having regard to the respective net tangible asset backing of each of the Unit and the Attached Securities immediately prior to the issue, redemption or buy-back of the Stapled Security and any other factors which the accountant believes should be taken into account. However, where the Stapled Security is being issued pursuant to the exercise of one or more options and the terms of the application price of the Unit and each of the Attached Securities must be determined in accordance with any relevant provisions of the terms of the option or options.

9   MANAGER

Powers   9.1   Subject to this deed, the Manager shall have all the powers over and in respect of the Assets and Liabilities of the Trust that it is legally possible for a natural person or a corporation to have as if it were the absolute owner of the Assets. Without in any way affecting the generality of the foregoing, the Manager shall be deemed to have the full and absolute and beneficial powers of:-

(a)   purchase and sale of any real or personal property of any nature or investments for cash or upon terms;

(b)   leasing and acceptance of surrender of leases with power to compromise the lessees and others and execute and pay for repairs and improvements;

(c)   instituting and compromising legal proceedings;

(d)   attending and voting at meetings;

(e)   paying all outgoings connected with this deed which are not otherwise payable by the Manager;

(f)   lending money with or without security;

(g)   raising or borrowing money with or without security and incurring all types of obligations and liabilities;

(h)   building, altering, repairing, extending, replacing and re-building any real or personal property;

(i) drawing, endorsing, discounting, selling, purchasing and otherwise dealing with bills of exchange either alone or jointly;

(j) entering into any financial facility or agreement of any kind whatsoever;

(k) obtaining or providing guarantees, indemnities or sureties on such terms and conditions as the Manager thinks fit, with or without security;

(l) entering into, purchasing or becoming a party by any means (including without limitation assignment or novation) to any contracts or arrangements solely for the purpose of or incidental to liability or debt management or currency exchange management including (without limitation):-

  (i) the management of actual or contingent interest rate or foreign exchange exposures of the Trust in respect of any existing or proposed borrowing or obligation of the Trust:-

  (ii) futures contracts traded on a futures market;

  (iii) options contracts;

  (iv) currency swap, interest rate swap, forward exchange rate contracts, forward interest rate contracts or combinations or variations of any of the foregoing;

(m) any scheme or undertaking, common enterprise or investment contract (as defined in the Corporations Act), or any equivalent or substantially similar scheme or undertaking, enterprise or investment contract in any other jurisdiction, including, without limitation, units in a unit trust or like scheme, provided such scheme or undertaking, enterprise or investment contract, unit trust or like scheme complies with the Corporations Act (subject to any Relief) or the corresponding law of any relevant jurisdiction;

(n) investing (whether by way of purchase, lease, acquisition of options or other rights, or otherwise) in all or any of the following:-

  (i) real estate of every description including (without limitation) Land and buildings, fixtures and fittings and other improvements erected or installed on Land;

  (ii) plant, equipment, furnishings and fittings whether used in

association with buildings or Land forming part of the Assets or otherwise;

(iii) monies on deposit at any bank or building society or with any company listed on any stock exchange and debentures of any company so listed;

(iv) negotiable instruments of every type and description, including (without limitation) promissory notes and bills of exchange;

(v) monies deposited with authorised short term money market dealers;

(vi) investment of money on security (whether by way of mortgage taken severally or otherwise) of any property of the type referred to in **paragraph (i)** for a term not exceeding 30 years and an amount which when added to monies owing on any charge ranking prior to or pari passu with a security to be taken by the Manager does not exceed:-

(A) two-thirds; or

(B) if repayment of the whole of the principal and interest under any mortgages is insured under a mortgage insurance policy acceptable to the Manager, then nine-tenths,

of the value of the property as determined by a Valuer.

(vii) preference or ordinary shares or stock, debentures, options, convertible notes and other securities of any corporation.

Powers	9.2	The Manager must manage the Trust until it retires or is removed. This power extends to the management of the Assets and Liabilities of the Trust.
Disposal of undertaking	main9.3	Notwithstanding **clauses 9.1 and 9.2** or any other provision of this deed except on termination of the Trust, any sale or disposal by the Manager of the main undertaking of the Trust shall be subject to the prior approval of Members in general meeting. At the meeting held to approve any sale or disposal, any person who may benefit (in the capacity other than only as a Member of the Trust) from the sale or disposal and any person who for the purposes of Part 1.2 Division 2 of the Corporations Act would be regarded as a person associated with that person, shall not

vote on the Resolution.

Delegation 9.4 The Manager may authorise, by power of attorney or otherwise, one or more persons (whether or not related to or associated with the Manager) to act as its delegate or agent (in the case of a joint appointment, jointly and severally) to hold title to any Asset, perform any act or exercise any discretion within the Manager's powers.

The authorisation must be written. The Manager remains liable for the acts or omissions of a delegate or agent. However, the Manager may include provisions in the authorisation to protect and assist those dealing with the delegate or agent as the Manager thinks fit.

Agents and Advisors 9.5 The Manager has the power to appoint the solicitor, licensed land broker or conveyancer to act on the purchase of any real estate on behalf of the Trust.

The Manager may engage any agent, adviser, valuer, broker, underwriter or other contractor to assist the Manager in managing the Trust or dealing with any Asset.

Retirement 9.6 The Manager must retire as Manager of the Trust when required to retire by law. Subject to the Corporations Act, the Manager may retire at any time.

New Manager 9.7 A replacement Manager must execute a deed by which it covenants to be bound by this deed as if it had originally been a party to it.

Removal 9.8 The Manager may not be removed, except in accordance with **clause 9.6**.

Release 9.9 When it retires or is removed, the former Manager is released from all obligations in relation to the Trust arising after the date it retires except that the former Manager is still obliged at the cost of the Trust to vest the Assets in the new Manager and to deliver all books and records relating to the Trust to the new Manager. On the retirement or removal of a Manager, the former Manager is indemnified out of the Assets against any claims arising out of its conduct as Manager except claims arising in respect of negligence, fraud, breach of trust or breach of duty.

Name of Trust 9.10 On retirement of a Manager, that former Manager may require the name of the Trust to be changed to a name which does not include the current (or any former) name of the former Manager and which is not substantially or deceptively similar to those names. In addition, the Manager may change the name of the Trust at any time.

Futures Contracts 9.11 Notwithstanding **clauses 9.1 and 9.2** or any other provision of this deed, the Manager must not enter into or become a party to any futures

9692340_1

contract unless the following conditions are fulfilled:

(a)   where the futures contract is entered into for any speculative purpose the total actual and contingent liability of the Manager pursuant to such contract is limited to an amount not greater than 10% of the Assets;

(b)   the Manager's liability in respect of such futures contract is limited in a manner which the Manager in its sole discretion considers satisfactory; and

(c)   the Manager ensures that at all times the Assets include sufficient cash available to the Manager to make any deposits and/or pay any margin calls in respect of any futures contracts as same become due for payment.

WEA Arrangements 9.12   The Manager has full power to enter into:

(a)   the CenterMark Stockholders Agreement;

(b)   a CenterMark Option Deed;

(c)   the Share Sale and Unit Subscription Agreement;

(d)   the Cordera Subscription Agreement;

(e)   the Agreement and Plan of Reorganisation; and

(g)   any other agreement to which it is a party which is described in the Initial Prospectus,

and to perform all of its obligations and to discharge all of its duties under those documents (including, without limitation, the acquisition of WEA Stock on the terms set out in those agreements) without the need to make any enquiries or conduct any investigations (whether legal or factual) with respect to WEA or the WEA Stock. The Manager is not liable to the Members in any manner whatsoever for entering into those documents and performing its obligations and discharging its duties under them.

Power to unstaple Units 9.13   If Units comprise part of Stapled Securities, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules and approval by Special Resolution, the Manager may at any time apply to have the Stapled Securities unstapled and, if the Stapled Securities are Officially Quoted, removed from quotation.

Power to Staple additional Securities 9.14   The Manager may, subject to the Corporations Act and, while the Units are Officially Quoted, the Listing Rules, cause the Stapling of any other

9692340_1

security or securities to the Units.

10   INVESTMENT

Manager's Role   10.1   Except where provided otherwise in this deed the Manager has absolute discretion as to how Assets are invested or otherwise dealt with.

Investment Powers   10.1A   Without limiting the effect of **clause 10.1**, the Manager may in its capacity as Trustee invest in, dispose of or otherwise deal with property and rights in its absolute discretion.

For the purpose of giving effect to the investment policy specified in **clause 10.2** but without limiting any other provision of this deed the Manager may:

(a)   invest the Assets in cash and cash equivalents, interests, securities or other instruments issued by the Stapled Company (except Stapled Shares) or any other Stapled Entity;

(b)   make loans to or provide any other financial accommodation to the Stapled Company or any other Stapled Entity; and

(c)   enter into hedging contracts in connection with any actual or prospective investment of the Trust or any borrowing by the Trust.

Investment Policy   10.2   The Manager must specify its principal investment policy in the first prospectus or offering memorandum for the Trust but may vary that policy from time to time.

Voting   10.3   Subject to **clause 10.4**, the Corporations Act and any Relief applicable from time to time, the Manager may exercise all voting rights conferred by the Assets of the Trust as it determines.

Nomination of   10.4   In exercising its right to designate or nominate four directors for election
WEA Directors   as directors of WEA pursuant to the CenterMark Stockholders Agreement and in exercising its right to vote in respect of the election of such directors, the Manager may act in its absolute discretion.

Insurance   10.5   The Manager must insure and keep insured in the name of the Manager for such amounts as the Manager believes prudent (having regard to normal commercial practice) all the real property and personal property investments forming part of the Assets against fire, loss of rent and other usual risks. If the Manager believes prudent (having regard to normal commercial practice) the Manager shall ensure that the property comprised in every security constituting a mortgage investment comprised in the Assets (other than intangible property) is insured and kept insured in the names of the Manager and the mortgagors and other

persons (if any) for the respective interests, against fire, loss of rent and other usual risks.

11   INCOME AND DISTRIBUTIONS

Distributable Income   11.1   The Manager must determine the Distributable Income of the Trust for each Accrual Period. Unless, in its sole and absolute discretion, the Manager determines by a resolution of its directors from time to time that the Distributable Income is to be calculated in some other manner, the Distributable Income for an Accrual Period is equal to the greater of (i) Net Income for the Accrual Period, and (ii) Net Accounting Income of the Trust for the Accrual Period.

Accounts   11.1A   Notwithstanding that the Distributable Income of the Trust is to be determined in accordance with clause 11.1, the accounts of the Trust may be prepared in accordance with applicable accounting standards, including international financial reporting standards to the extent required or relevant, and generally accepted accounting principles. The preparation of the accounts in this manner is not to be regarded as a determination of the method for calculating the Distributable Income of the Trust pursuant to clause 11.1.

Entitlement and Distribution Dates   11.2   The Manager must distribute all Distributable Income of the Trust for each Accrual Period within two months of the end of that Accrual Period.

Distribution Ranking   11.3   Except for CenterMark Option Units and Units issued pursuant to clause 23.2(e) Units shall, subject to the rights, obligations and restrictions attaching to any particular Units or Classes, rank for distributions of Distributable Income from the first day immediately following their creation so that where Units are created during an Accrual Period, such Units shall participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period and in the case where such Units are partly paid for the whole or part of an Accrual Period ("**Partly Paid Units**"), such Partly Paid Units shall participate in the Distributable Income in respect of that Accrual Period according to the proportion or different proportions of the issue price that has been paid up thereon. For the purposes of such calculation where an instalment of the issue price of a Partly Paid Unit is paid into the Trust, the Partly Paid Unit in respect of which such payment is made shall thereby be entitled to rank for an increased participation in Distributable Income from the first day immediately following the day during which such payment was received. CenterMark Option Units issued during a Quarterly Period shall rank for distributions of Distributable Income from the first day of

that Quarterly Period unless the CenterMark Option Units Issue Date in respect of such CenterMark Option Units occurs prior to the WEA Dividend Date in respect of a previous Quarterly Period in which event such CenterMark Option units shall rank for distributions of Distributable Income from the first day of that previous Quarterly Period.

Members'
Entitlements 11.4 Subject to **clause 11.3** and the rights, restrictions and obligations attaching to any particular Units or Classes each person registered as a Member at the end of the last day of an Accrual Period, shall be presently entitled to the Distributable Income for the Accrual Period, in proportion to the number of Units held by such Member to the total number of Units then on issue but excluding from this calculation Units which do not rank for distributions.

Record
Date 11.5 The Manager must determine the Record Date for the purpose of determining the persons who are entitled to the distribution. The total amount to be distributed in respect of a distribution period is to be transferred to a distribution account as soon as practicable after the Record Date. The payment by the Manager of a Member's entitlement to Distributable Income to the Member registered in respect of those Units as at the Record Date shall be a good and sufficient discharge to the Manager in respect of any liability that they may have to any person in respect of such entitlement.

Distribution of
Capital to
Distribution
Account 11.6 The Manager may transfer capital to the distribution account, to enable distribution to Members of the minimum amount necessary to avoid the Manager becoming assessable for tax under section 99A of the Tax Act.

Separate Accounts 11.7 The Manager may keep separate accounts of different categories or sources of income and may allocate income from a particular category or source to particular Members. The Manager must notify the Members concerned of that allocation.

Other Distributions 11.8 Subject to the rights, obligations and restrictions attaching to any Units or Classes, the Manager may distribute any amount of capital or income to Members pro rata according to the number of Units in the Trust held as at a time decided by the Manager. The distribution may be in cash or by way of bonus Units. While Stapling applies, the Manager may not make a distribution by way of bonus Units unless, at the same time as the increase in the number of Units ,the Members other than the holders of any Stapled Company Held Units are also issued an identical number of Attached Securities which when issued are then Stapled to the additional Units issued.

Reinvestment 11.9 If the Manager offers a facility under **clause 8.6** whereby Members may receive distributions by way of additional Units, then by prior

notice a Member may elect to reinvest some or all of any distribution by acquiring such additional Units in the Trust. In those cases, the Manager is treated as having received an application by the Member to reinvest distributions at the time that the distribution is paid. The procedure for reinvestment of distributions is to be determined by the Manager and notified to Members from time to time as and when the facility is offered. The Manager may at any time withdraw, amend or re-establish such a facility.

A request to participate in such a facility or cancellation of any such request is effective with respect to a particular distribution if received in a form acceptable to the Manager prior to the Record Date for that distribution.

Acquisition of identical number of Attached Securities 11.9A While Stapling applies no reinvestment may occur unless contemporaneously with the reinvestment in additional Units the Member subscribes for or purchases an identical number of Attached Securities which when issued or acquired (respectively) are then Stapled to the additional Units. The Manager may make provision for and make payment of the subscription or purchase price for such Attached Securities out of the distribution or income (as applicable) which is otherwise available for reinvestment. Part of the application price of the Units may come from distributions or dividends paid on the Attached Securities.

Payment 11.10 The Manager must prepare distribution cheques or arrange for distributions to be paid. Cheques not presented within 6 months may be cancelled and reinvested in Units in the Trust and Attached Securities on behalf of the recipient Members at the application price prevailing at the time the cheque is cancelled.

Withholding Tax 11.11 Where the Net Income is reduced by taxes attributable to the ownership of Units by certain Members the entitlement to Distributable Income of such Members may be adjusted by the Manager so that the entitlement to Distributable Income of all other Members is equivalent to the amount they would receive in the absence of such taxes. In particular, if and to the extent distributions from WEA to the Trust are not eligible for reduced withholding rates under the U.S.-Australia income tax treaty as a result of a Member's Unitholding in the Trust and/or WEA, this clause 11.11 shall be applied such that the incremental withholding tax is borne by such Member or Members causing such incremental taxes.

Distributions Paid in Different Currencies 11.12 The Manager may provide a facility whereby Members may receive their entitlement to the Distributable Income of the Trust from time to time in such currency or currencies as they may request by notice to the Manager in writing and which the Manager in its absolute discretion may approve and in such event the Manager may arrange to convert a

Member's entitlement to Distributable Income into the currency in which it is to be paid on a date being the date that the Distributable Income in respect of an Accrual Period is determined, the Closing Date in respect of an Accrual Period, the date of payment of distribution entitlements in respect of an Accrual Period or such other date as the Manager may determine and the Manager may maintain bank accounts in such currencies as may be appropriate for this purpose.

Classes   11.13   Under this **clause 11**, the rights of a Member are subject to the rights, obligations and restrictions attaching to the Units which they hold.

12   ACCOUNTS AND AUDIT

Accounts   The financial reports and directors reports of the Trust must be prepared, audited, lodged with ASIC and distributed to Members by the Manager in accordance with the Corporations Act and the Listing Rules.

13   ADMINISTRATION AND REPORTING

Register   13.1   The Manager must establish and maintain a register of Members and Option Holders (if any) in accordance with the Corporations Act and Listing Rules. The Manager need not enter notice of any trust on any register. The Manager may treat the registered Member as the absolute owner of Units registered in that Member's name and not be bound to take notice of any trust or equity affecting any Unit. While Stapling applies, the register may form part of a combined register of the Trust and the Stapled Entities recording the holders of Stapled Securities.

Certificates   13.2   Certificates may be issued by or on behalf of the Manager for Options. Such certificates shall contain such information as may be prescribed by the law, the Listing Rules or any Relief as applicable. No certificates will be issued for Units. The Manager at any time may send any Member details of Units held by, transactions of, or distributions to, the Member.

Uncertified Trading 13.3   The Trust is permitted to participate in any system or scheme approved by the ASX which allows for simultaneous settlement of transfers of Units and uncertificated holdings, including (without limitation) the CHESS system. Subject to the Corporations Act, while the Trust is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

Transfers   13.4   Members may transfer Units. Option Holders may transfer Options (subject to their terms of issue). Transfers must be in a form approved by the Manager and the ASX and be presented for registration duly stamped. A transfer is not effective until registered. Except while the Trust is included in the Official List of the ASX, the Manager may refuse to register any transfer of a Unit or Option but such refusal shall

9692340_1

not be unreasonable. In all other respects, the Manager must deal with a transfer of a Unit or Option in accordance with the Listing Rules.

Single instrument of transfer for Stapled Securities 13.4A While Stapling applies and subject to the Corporations Act and the Listing Rules if the Listing Rules apply: `

(a) the Manager must not register any transfer of Units [except any Stapled Company Held Units] unless it is a single instrument of transfer of Stapled Securities and **clause 13.4** of this deed referring to a transfer of Units will be deemed to be a reference to such a transfer; and

(b) a reference in **clause 13.4** to a Unit will be deemed to be a reference to a Stapled Security.

Death, Legal Disability 13.5 If a Member or Option Holder dies or becomes subject to a legal disability such as bankruptcy or insanity, only the survivor (in the case of joint holders) or legal personal representative (in any other case) will be recognised as having any claim to Units or Options registered in the Member's or Option Holder's name.

Payments 13.6 Money payable by the Manager to a Member or Option Holder may be paid in any manner approved by the Manager. Only whole cents are to be paid. Any remaining fraction of a cent becomes an Asset of the Trust.

Deductions 13.7 The Manager may deduct from any amount to be paid to a Member or an Option Holder any amount of Tax (or an estimate of it) which it is required or authorised to deduct in respect of that payment by law or by this deed or which the Manager considers should be deducted.

Reports 13.8 The form and content of any report sent by the Manager to Members or Option Holders is (subject to the law) at its discretion.

14 MEETINGS OF UNIT HOLDERS

Corporations Act 14.1 The Manager may at any time convene a meeting of Members, or a Class of Members and must do so if required by the Corporations Act.

Notice Period 14.2 The Manager must give notice of any meeting in accordance with the Corporations Act and, if applicable, the Listing Rules.

Non-receipt 14.3 If a Member does not receive a notice (including if notice was accidentally omitted to be given to them) the meeting is not invalidated.

Quorum 14.4 The quorum for a meeting of Members is 2 Members present in person or by proxy together holding between them at least 10% of all issued Units unless the Trust has only one Member who may vote on a

Resolution, in which case that one Member constitutes a quorum.

No Quorum   14.5   If a quorum is not present within 15 minutes after the scheduled time for the meeting, the meeting is:

(a)   if convened on the requisition of Members - dissolved; or

(b)   otherwise - adjourned to such place and time as the Manager decides.

At any adjourned meeting, those Members present in person or by proxy constitute a quorum. No new notice of the adjourned meeting need be given unless required by the Corporations Act. Notice of any adjourned meeting which may become necessary may be included in the notice convening the original meeting.

Chairman   14.6   Subject to and to the extent permitted by the Corporations Act, the Chairman of a meeting of Members shall be a person nominated by the Manager but need not be a Member. The decision of the chairman on any matter is final.

Adjournment   14.7   The Chairman has power to adjourn a meeting for any reason to such place and time as the Chairman thinks fit.

Voting   14.8   Subject to the law and this deed, a resolution is passed if a simple majority of votes are cast in favour.

Poll   14.9   **[Deleted]**

Casting Vote   14.10   **[Deleted]**

Proxies   14.11   A Member may be represented at a meeting by proxy. Proxies are governed by the Corporations Act. A proxy shall have the same rights as its appointing Member to vote whether on a poll or a show of hands, to speak and to be reckoned in a quorum. The Manager is not obligated to enquire whether a proxy has been validly given. A proxy expires after 12 months. A proxy is still valid after it is revoked or after the Member who gave it dies or becomes under a legal disability, unless the Manager has received written notice of that fact before the meeting at which the proxy is used.

Representatives   14.12   A body corporate may be represented at a meeting by a person appointed in the manner provided by the Corporations Act. The Manager may accept a certificate executed by the body corporate as evidence of the person's appointment. The person may exercise on the body's behalf the same powers as the body could if it were a natural person and the body is taken to be present at the meeting in person.

Other Attendees	14.13	The Manager and its advisors and the Auditor and, while Stapling applies, representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.
Resolutions Binding	14.14	A Resolution binds all Members of the Trust, whether or not they are present at the meeting. No objection may be made to any vote cast unless the objection is made at the meeting.
Minutes	14.15	The minutes of a meeting of Members signed by the Chairman of the meeting are evidence of the matters stated in them unless the contrary is proved.
Option Holders	14.16	The Manager may convene a meeting of Option Holders or a Class of Option Holders and must do so if required by the Corporations Act. If it does so, **clauses 14.2 to 14.15** inclusive apply as if they referred to Option Holders rather than Members.
Proxy form while Stapling applies	14.17	While Stapling applies, subject to the Corporations Act, the form of proxy used may be the same form as the Member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities which they hold.
Joint meetings	14.18	While Stapling applies, meetings of Members may be held in conjunction with meetings of the holders of Attached Securities and, subject to the Corporations Act, the Manager may make such rules for the conduct of such meetings as the Manager determines.

15   RIGHTS AND LIABILITIES OF MANAGER

Holding Units	15.1	The Manager and its associates may hold Units and Options in the Trust.
Other Capacities	15.2	Subject to their acting at all times with good faith to all Members and Option Holders nothing in this deed restricts the Manager or its associates from:

> (a)   dealing with the Trust, the Stapled Company, the Stapled Trust, any other Stapled Entity, or any Member or Option Holder; or
>
> (b)   being interested in any contract or transaction with the Trust, the Stapled Company, the Stapled Trust, any other Stapled Entity, or any Member or Option Holder or retaining for its own benefit any profits or benefits derived from any such contract or transaction; or
>
> (c)   acting in the same or a similar capacity in relation to any other scheme,
>
> and neither the Manager nor its associates shall be liable to account to

any Member in relation to any act, matter, transaction or dealing of a kind described in this **clause 15.2**.

Limitation on Liability	15.3	Subject to the Corporations Act, if the Manager acts in good faith and without default or negligence, it is not responsible to Members or Option Holders for any loss suffered in respect of the Trust. The liability of the Manager in relation to the Trust is in any case limited to the Assets of the Trust.
Specific Limitations - Manager	15.4	Without limiting **clause 15.3**, when acting in good faith, without negligence, fraud, breach of trust or breach of duty, the Manager will not be liable to any Member or any future Manager or any other person for loss caused by:-

(a)   the Manager's acts or omissions in reliance on:-

(i)   provided it has been maintained in good faith by the Manager, the register;

(ii)   the authenticity of any document;

(iii)   opinion, advice or information of any barrister, solicitor, accountant, valuer or other expert instructed by the Manager; or

(iv)   information from any banker or the Auditor;

provided the Manager has no reason to believe the relevant material not to be authentic or the expert not to have the relevant expertise;

(b)   any act, omission, neglect or default of any person;

(c)   any act or omission required by law or by any court of competent jurisdiction;

(d)   any particular price or reserve not having been realised;

(e)   any unnecessary payment having been made to any fiscal authority;

(f)   any act or omission of an operator of any securities title, transfer or holding system; or

(g)   the Manager relying on any register of members of a Stapled Entity;

to any greater extent than the amount which the Manager is entitled to and does recover through its right of indemnity from the Assets of the

Trust actually vested in the Manager in accordance with this deed.

Exercise of Discretion   15.5   The Manager may decide how and when to exercise its powers in its absolute discretion.

Indemnity   15.6   The Manager is entitled to be indemnified out of the Assets of the Trust for any liability incurred by the Manager in properly performing or exercising any of its powers or duties in relation to the Trust. This indemnity is in addition to any indemnity allowed by law, but does not extend to liabilities arising:

(a)   from a breach of trust; or

(b)   where the Manager fails to show the degree of care and diligence required of a Manager having regard to its powers, authorities and discretions under this deed,

unless the Members decide otherwise by Special Resolution with respect to specific acts or omissions or on the Manager ceasing to act.

Limitation of Liability to Contracting Parties   15.7   Any contract or agreement entered into by the Manager in its capacity as Manager may incorporate a term whereby the extent of the Manager's liability with respect to obligations that it incurs under such contract or agreement is limited to the Assets of the Trust except for any liability which the Manager may have as a result of its fraud, negligence, default or breach of duty.

Manager's duties in relation to Stapling   15.8   Notwithstanding any other provision of this deed, or any rule of law or equity to the contrary, in exercising any power or discretion conferred on it, the Manager must, subject to the Corporations Act, while Stapling applies, have regard to the interests of the Members of the Trust and the members of the Stapled Entities as a whole and not only to the interests of the Members of the Trust alone.

16   LIABILITY OF UNIT HOLDERS

Liability Limited   16.1   The liability of a Member is limited to the Application Price paid or agreed to be paid for a Unit. A Member need not indemnify the Manager if there is a deficiency in the Net Assets of the Trust or meet the claim of any creditor of the Manager in respect of the Trust.

Recourse Limited   16.2   The recourse of the Manager and any creditor is limited to the Assets of the Trust.

17   EXCLUSION OF PARTNERSHIP OR AGENCY

No Partnership or Agency   Nothing in this deed gives rise to any relationship of partnership or agency between the Manager and/or any Member. Nothing contained or

implied in this deed is to be construed as creating an association, joint venture or partnership among the Trust and any Stapled Entity for any purpose or authorising the sharing of the benefit of any assets (and any profits therefrom) of the Trust or any Stapled Entity as a result of the Stapling.

18   REMUNERATION AND EXPENSES

Management fee   18.1   Subject to the Corporations Act, the Manager is entitled to be paid out of the Assets a management fee equal to the Manager's reasonable estimate of its costs, including all overheads and whether incurred directly by the Manager or reimbursed by the Manager to any of its related bodies corporate, in providing its services as Manager for which it is not otherwise reimbursed pursuant to clause 18.3. The entitlement to this fee commences from 1 July 2004 and continues to the date of final distribution in accordance with clause 19.2. The Manager is entitled to remuneration for the period up to 30 June 2004 in the manner calculated pursuant to the former clause 18.1 which was replaced by this current clause 18.1. The fee payable pursuant to clause 18.1 is to be payable from time to time upon demand by the Manager. The Manager may make demand for payment for all or part of the fee at any time if it has incurred costs whether or not it has paid those costs. The Manager must produce a statement within 1 month from the end of each Accrual Period setting out the management fee for the Accrual Period and any amount remaining unpaid.

Waiver of Fees   18.2   The Manager may accept a lower fee than it is entitled to receive under this deed, and may defer payment of its fee for any period. Where payment is deferred, the fee still accrues daily until paid.

Expenses   18.3   All expenses reasonably and properly incurred by the Manager in connection with the Trust or in properly performing its obligations under this deed are payable or reimburseable out of the Assets of the Trust. This includes (without limitation) expenses or overheads connected with:

(a)   this deed and the formation of the Trust, any supplemental deed and the approval of this deed and of any supplemental deed by the ASIC and ASX;

(b)   preparation, review, lodgement, registration, distribution and promotion of any prospectus, product disclosure statement or offering memorandum in respect of Units, Stapled Securities or Options;

(c)   the sale, purchase, insurance and/or custody of and any other dealing with Assets;

(d)   investigating and evaluating any proposed purchase, sale or other dealing with an investment;

(e)   the acts of the Manager or its agents in connection with the administration, management and promotion of the Trust or the Stapled Entities, its Assets and Liabilities and property and project management fees and expenses;

(f)   the issue of Units, Stapled Securities, Options or any interests in, or rights associated with Units, Stapled Securities or Options or any other obligation (including any securities or debt instruments of any kind) issued by the Trust;

(g)   any underwriting arrangement including, without limitation, underwriting fees, handling fees, costs and expenses, amounts payable under indemnity or reimbursement provisions in the underwriting agreement and any amounts becoming payable in respect of any breach (other than for negligence, fraud or breach of duty) by the Manager of its obligations, representations or warranties under any such underwriting agreement;

(h)   convening and holding meetings of Members and Option Holders, the implementation of any Resolutions and communications with Members and Option Holders and attending any meeting of the Stapled Entities;

(i)   Tax (including any amount charged by a supplier of goods or services or both to the Manager by way of or as a reimbursement for GST) and financial institution fees;

(j)   the engagement of underwriters, agents, valuers, legal (on a full indemnity basis) and other advisers and contractors of all kinds;

(k)   preparation and audit of the Taxation returns and accounts of the Trust;

(l)   termination of the Trust and the retirement or removal of the Manager and the appointment of a new Manager;

(m)   institution, prosecution, defence and compromise any court proceedings, arbitration or other dispute concerning the Trust or any Asset or Liability, including proceedings against the Manager (except to the extent that the person incurring the expenses is found by a court to be in breach of trust, in default or to have been negligent); and

(n)   the compliance committee established by the Manager in connection with the Trust (if any), including any fees paid to or

9692340_1

insurance premiums paid in respect of compliance committee members;

(o)   while there is no compliance committee, any costs and expenses associated with the board of directors of the Manager carrying out the functions which would otherwise be carried out by a compliance committee, including any fees paid to, or insurance premiums paid in respect of, external directors appointed to satisfy the requirements of Chapter 5C of the Corporations Act;

(p)   the preparation, implementation, operation, amendment and audit of the compliance plan;

(q)   any costs incurred in connection with or as a result of any agreement in connection with the Trust to which any Member is a party and any costs which such agreement provides are to be borne by the Trust;

(r)   interest, discount and acceptance fees for bill facilities, all borrowing, hedging or facility costs and like amounts;

(s)   any actual or proposed investment, acquisition, realisation, disposal, valuation, maintenance, alteration, improvement, enhancement, receipt, collection or distribution of any Assets;

(t)   fees payable to any person (not associated with the Manager) authorised by the Manager to hold the Assets;

(u)   establishing and maintaining the register of Members and of Option Holders, the Trust accounting system and records and the investment register (including operation and development of computer facilities, both software and hardware, salaries and on costs);

(v)   fees payable to the ASIC or any other regulatory authority;

(w)   ASX and share registry fees (including listing and quotation fees);

(x)   preparing, printing and posting accounts, cheques and documents, or making payments, to Members and Option Holders;

(y)   amounts payable to advisers, agents, brokers, contractors, underwriters or other persons engaged by the Manager under the Deed (including legal costs on a full indemnity basis);

(z)   entering the Trust in any survey;

9692340_1

(aa)   fees payable to any ratings organisation;

(bb)   performance of the Manager's duties, exercise of the Manager's rights or powers, compliance with the law and the Listing Rules, and any request or requirement of the ASIC;

(cc)   fees payable to Austraclear Limited or any other securities system authorised by the Manager to hold Assets;

(dd)   dealing with applications for and redemption of, and determining the Application Price and Redemption Price of, Units or Stapled Securities.

but does not include the amount of any credit or refund of GST to which the Manager is entitled as a result of incurring such expenses.

Deferral   18.4   The Manager may defer reimbursement of any or all expenses under **clause 18.3** for any period it determines.

GST   18.5   The fees payable to the Manager under this deed do not include any amount referable to GST. If the Manager is or becomes liable to pay GST in respect of any supply under or in connection with this deed (including, without limitation, the supply of any goods, services, rights, benefits or things) then, in addition to any fee or other amount or consideration payable to the Manager in respect of the supply, the Manager is entitled to be paid an additional amount on account of GST, such amount to be calculated by multiplying the fee, amount or consideration for the part of the supply which is a taxable supply for GST purposes by the prevailing rate of GST, and the Manager shall be entitled to be reimbursed or indemnified for such amount of GST out of the Assets.

18.6   If as a result of the imposition or introduction of GST and any reduction or abolition of any other Tax in conjunction with the imposition or introduction of GST, the Manager determines that:

(a)   there is any direct or indirect increase in the cost to the Manager of performing its duties under this deed (including, without limitation, any increase in the amount charged by any supplier to the Manager of goods, services, rights benefits or any other thing); or

(b)   there is any direct or indirect reduction in any amount received or receivable by the Manager or in the effective financial return to the Manager in connection with the proper performance of the Manager's duties under this deed (including, without limitation, the return on the Manager's overall capital which could have

9692340_1

been achieved but for the imposition or introduction of GST);

and such increased cost or reduction is not compensated for by any other provision of this deed, then the Manager may recover from the Assets such amount as, in its sole opinion but acting reasonably, will compensate the Manager for such increased cost or reduction.

19   TERMINATION

Procedure   19.1   On termination of the Trust, the Manager must realise the Assets of the Trust. This must be completed in 180 days if practical and in any event as soon as reasonably possible after that. The Manager may make partial distributions.

Final Distribution   19.2   Subject to the rights, obligations and restrictions attaching to any particular Units or Classes, any net proceeds of realisation, after discharging or providing for all Liabilities of the Trust and meeting the expenses of termination, must be distributed pro rata to Members according to the number of Units they hold (but excluding from this calculation Units which do not have any rights to participate in the net proceeds of realisation).

Audit of winding up 19.3   If and to the extent that ASIC policy so requires, the Manager must arrange for independent review or audit of the final accounts of the Trust by a registered company auditor.

20   AMENDMENTS TO CONSTITUTION

The Manager may by supplemental deed alter this deed in accordance with and subject to the Corporations Act.

21   DELETED

22   DELETED

23   RESTRUCTURE

Implementation of 23.1   At any time upon and after the Effective Date, the Manager has power to
Proposal   do all things which it considers are necessary, desirable or reasonably incidental to give effect to the Proposal in accordance with the Implementation Deed.

9692340_1

| Express powers of Manager | 23.2 | Without limiting clause 23.1 but subject to clause 23.3 and despite any other provision in this constitution, the Manager has power: |

(a) on the Implementation Date to consolidate the Units in the ratio of each pre-consolidation Unit being converted into 0.15 post-consolidation Units with any resultant fraction of a Unit in a holding being rounded up to the next whole number of Units. In the case of Units which are acquired by the Investment Bank pursuant to the Sale Facility the number of post-consolidation Units which the Investment Bank is to receive will be rounded up as if the respective numbers of Units which the Investment Bank acquires pursuant to the Sale Facility from Members were separate holdings of those Members so that the Investment Bank will receive the same number of post-consolidation Units which the participants in the Sale Facility would have received in aggregate if they had respectively held the pre-consolidation Units on the Stapling Record Date;

(b) immediately following the consolidation described in (a), but subject to (c), to pay to each Member except the Members holding Stapled Company Held Units, by way of a capital distribution, $1.01 per Unit held;

(c) to apply all the respective distributions paid to each Member under (b) to acquire, on behalf of and in the name of that Member, an equivalent number of units in the Stapled Trust and an equivalent number of ordinary shares in the Stapled Company on the basis that the subscription price for each of those units and shares will be $1.00 and $0.01 respectively;

(d) to procure that the Acquired Units and the Acquired Shares are registered in the name of the relevant Member with the result that the Member is bound:

(i) by the terms of issue of the Acquired Units and the Acquired Shares (including, without limitation, restrictions which cause a Member's Units to be Stapled to Acquired Units and Acquired Shares); and

(ii) generally, by the constitution of the Stapled Company and the Stapled Trust;

(e) to the extent that this will facilitate Stapled Trust Unitholders and Stapled Company Shareholders holding an equivalent number of units and shares in each of the Stapled Company, Stapled Trust and the Trust, to issue to Stapled Trust Unitholders one Unit in respect of each $1.00 and Stapled Company Shareholders one Unit in respect of each 0.1 of a cent paid by or on that person's

behalf in subscription for Units pursuant to the Implementation Deed with such new Units to rank pari passu with all of the existing Units including ranking for full participation in Distributable Income for the Accrual Period during which the Units are issued;

(f)   to issue to Members new holding statements or other evidence of entitlement in respect of Units of which the Member is the registered holder after the Proposal is implemented and, in the alternative, to issue or cooperate in the issuing of a single holding statement reflecting the Member's holding of Units, Acquired Units and Acquired Shares;

(g)   to execute all documents and do all things which it considers necessary, desirable or reasonably incidental to give effect to the Proposal and to appoint any individual or individuals of its choosing to execute any such documents or do any such things.

Sale Facility   23.3   Notwithstanding the foregoing provisions of this clause 23 where a Member has validly elected to participate in the Sale Facility or is a Designated Foreign Unitholder ("Sale Facility Participant"), the Manager must transfer the Units held by the Sale Facility Participant, or such number of those Units which are to be the subject of the Sale Facility, to the Investment Bank so that the Investment Bank will receive the distribution pursuant to clause 23.2(b) and apply that distribution in accordance with clause 23.2(c) in order to acquire the Acquired Units and Acquired Shares which would otherwise have been issued to the Sale Facility Participant and be obliged to provide to each Sale Facility Participant the Sale Consideration to which it is entitled.

Appointment as   23.4   At all times on and after the Effective Date, the Manager is irrevocably
agent and attorney   appointed the agent and attorney for each Member to do all things which
for Members   the Manager considers are necessary, desirable or reasonably incidental
                                    to give effect to the Proposal.

23.5   Without limiting clause 23.4, the Manager is irrevocably appointed as the agent and attorney of each Member to:

(a)   receive and apply the distributions referred to in clause 23.2(b) in the manner contemplated in clause 23.2(c);

(b)   execute an application form (which may be a master application form) in relation to the Acquired Units and the Acquired Shares;

(c)   act in accordance with clause 23.3; and

(d)   execute transfers of Units which are to be the subject of the Sale

Facility.

23.6 The Manager is authorised to execute the documents and do all things under clauses 23.2 and 23.3 without needing further authority or approval from Members and may do so even if it has an interest in the outcome of such exercise.

Manager's   23.7   Without derogating from any limitation of the Manager's liability in
limitation of liability   terms of this constitution, the Manager has no liability to Members of any nature whatsoever beyond the Assets whether arising, directly or indirectly, from the Manager doing or refraining from doing any act (including the execution of any document) in exercising its powers pursuant to this clause 23 in connection with the implementation of the Proposal in accordance with the Implementation Deed.

Options   23.8   If following the Effective Date the Stapled Company or the Stapled Trust is under any obligation, whether actual or contingent, to issue shares or units in the future pursuant to any option or comparable arrangement to any person the Manager may:

(a) give an undertaking to the Stapled Company and/ or the Stapled Trust Manager to issue Units at the same time to each person to whom shares in the Stapled Company and units in the Stapled Trust are to be issued to ensure that the person receives Stapled Securities, or

(b) grant an option or comparable right to the person to acquire an equal number of Units to the number of shares in the Stapled Company and units in the Stapled Trust which the person is entitled to be issued on exercise of the option or comparable right, on the basis that the option or comparable right may only be exercised if required to ensure that the person receives Stapled Securities.

23.9 The undertakings, options or rights which the Manager may issue pursuant to clause 23.8 may be issued without consideration. The price at which the Units are to be issued pursuant to the undertakings or upon the exercise of those options or rights is to be calculated as follows:

(a) where an Executive Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WAT Proportion of the exercise price of that Executive Option (or if that Executive Option has a nil exercise price, the issue price of a Unit is the WAT Proportion of $13.76, being the volume weighted average sale price of a Stapled Share sold on ASX during the five trading day period up to but not including the

Announcement Date);

(b) where a Possfund Option is exercised and the Stapled Company elects to procure the issue of Stapled Securities to satisfy its obligations on exercise of that option, the issue price of a Unit is the WAT Proportion of $12.84, being the exercise price of a Possfund Option;

(c) where a WFT Option is exercised, the issue price of a Unit is the WAT Proportion of $1,000 (being the exercise price of a WFT Option) divided by the number of Units required to be issued under the option or right granted under clause 23.8 in respect of that WFT Option,

and in each case the issue price is to be adjusted in the same manner as any adjustment to the exercise price of the relevant option under the terms of that option.

Definitions 23.10 In this clause 23, the following words and expressions have these meanings unless the contrary intention clearly appears.

Acquired Units means the units in the Stapled Trust acquired by the Manager on behalf of Members, under clause 23.2(c).

Acquired Shares means the ordinary shares in the Stapled Company acquired by the Manager on behalf of Members, under clause 23.2(c).

Announcement Date means 22 April 2004.

Cash Price means for each Unit sold under the Sale Facility prior to consolidation as part of the Proposal, an amount equal to 15% of the weighted average selling price of the Stapled Securities sold by the Investment Bank for cash pursuant to the Sale Facility plus, where the consolidation of the Units sold by the Member pursuant to the Sale Facility resulting in a rounding up pursuant to clause 23.2(a), the additional sum received by the Investment Bank from the sale of Stapled Securities attributable to that rounding in respect of the particular Unit.

Designated Foreign Unitholder means a Member who is a citizen or resident of a jurisdiction outside Australia and New Zealand or whose address in the Register is a place outside Australia and New Zealand and their respective external territories, unless the Manager and the Stapled Entities are satisfied before the Effective Date that the Stapled Entities are not precluded from lawfully issuing Acquired Units or Acquired Shares to the Member either unconditionally or after compliance with conditions which the Managers and the Stapled Entities in their sole discretion regard as acceptable and not unduly onerous.

Effective Date means the Effective Date as that term is defined in the Implementation Deed.

Executive Option means an option granted by the Stapled Company to an employee of the Stapled Company or a subsidiary of the Stapled Company under the Westfield Executive Option Plan or the Westfield Executive Performance Share Plan.

Implementation Date means the Implementation Date as that term is defined in the Implementation Deed.

Implementation Deed means the deed made between the Manager, the Stapled Trust Manager and the Stapled Company dated 21 May 2004 as amended.

Investment Bank means ABN AMRO Equities Australia Limited (ACN 002 768 701).

Possfund Option means an option granted by the Stapled Company under an option deed dated 1 April 2004 between Westfield and Possfund Custodian Trustee Limited.

Proposal means the transactions contemplated and described in the Implementation Deed.

Sale Facility means the facility under which Designated Foreign Unitholders are required to sell their Units and other Members may elect to sell all or some of their Units to the Investment Bank for the Sale Consideration and on the basis that the Investment Bank is entered in the Register in respect of those Units on the Stapling Record Date, and will participate in the Proposal in respect of these Units, receive the Acquired Shares and Acquired Units pursuant to the Proposal and sell the required number of the resultant Stapled Securities for cash to pay the Cash Price and transfer the remaining Stapled Securities in satisfaction of the Stapled Securities Consideration.

Sale Consideration means in respect of Units participating in the Sale Facility either:

    (a)   the Cash Price; or

    (b)   the Stapled Securities Consideration.

Stapled Company Shareholders means holders of ordinary shares in the Stapled Company on the Stapling Record Date, excluding ordinary shares issued under clause 23.2(c).

Stapled Securities Consideration means the same number of Stapled

Securities which the Member participating in the Sale Facility and electing to receive the Stapled Securities Consideration would have held if the Member had retained the Units in respect of which the election was made and received Acquired Units and Acquired Shares in relation thereto pursuant to clauses 23.2(a) to (d).

Stapled Trust Unitholders means holders of units in the Stapled Trust on the Stapling Record Date, excluding units issued under clause 23.2(c).

Stapling Record Date means 5.00 pm (Sydney time) on the sixth Business Day following the Effective Date or such other time agreed between the Manager and the Stapled Entities and permitted by ASX.

WAT Proportion means 28.7%.

WFT Option means an option granted by the Stapled Trust Manager under the document entitled 'Westfield Trust 2009 Amended Option Terms Deed Poll' entered into by the Stapled Trust Manager on or about the Implementation Date.

24 PRESERVATION OF REIT STATUS

REIT Status 24.1 Where the Assets comprise shares or stock in a corporation ("**relevant corporation**") which qualifies as a real estate investment trust ("**REIT**") for the purposes of the Internal Revenue Code of 1986 of the United States of America ("**Code**") and the preservation of the status of the relevant corporation as a REIT is advantageous to the Trust or to the Members then subject to the requirements of and to the extent permitted by the law, the Listing Rules, the terms of any waiver of the Listing Rules and any Relief (collectively "**Requirements**"), the Manager will take such measures as it is able to ensure that the relevant corporation continues to qualify as a REIT and will refrain from taking any action that would impair the status of the relevant corporation as a REIT and shall take or refrain from taking any action necessary to prevent any other material adverse change to the Trust in connection with the ownership by the Manager of WEA Stock including, but not limited to the exchange of any WEA Stock owned by the Manager for excess shares or stock in WEA. Except while the Trust is included in the Official List of the ASX, without limiting the generality of the foregoing, but subject to and to the extent permitted by the Requirements the Manager may:

(a)   refuse to register any transfer, which, if registered, may result in the relevant corporation being "closely held" within the meaning of Section 856(h) of the Code;

(b)   cause an appropriate number of Units in respect of which such notice has been given to be forfeited in order to ensure that the relevant corporation is not "closely held" within the meaning of Section 856(h) of the Code and in such event:

(i)   subject to the terms of this deed a forfeited Unit may be sold or otherwise disposed of by private sale at a price per Unit calculated in accordance with any Relief or equal to the prevailing application price of Units at the date of the sale;

(ii)   at any time before a sale or disposition under **sub-paragraph (i)**, forfeiture may be cancelled on such terms as the Manager thinks fit;

(iii)   on a sale or other disposition under **sub-paragraph (i)** the Manager shall receive the proceeds of such sale or disposition and may execute a transfer of the forfeited unit in favour of the purchaser of the Unit and such purchaser shall thereupon be registered as the Member and shall not be bound to see to the application of the proceeds of such sale or disposition nor shall his title to the Unit be affected by any irregularity or invalidity in the proceedings in relation to the forfeiture or sale or disposition of the Units;

(iv)   the proceeds of sale or disposition of any forfeited Unit shall be applied first towards the payment of all costs and expenses incidental to the forfeiture and sale or disposition and the balance, if any, remaining shall be paid to the Member whose Units have been forfeited and sold or otherwise disposed of.

25   GENERAL

Relevant Law   25.1   This deed is governed by the laws from time to time in force in the State of New South Wales.

Submission to   25.2   Each party irrevocably and unconditionally submits to the non-exclusive
Jurisdiction   jurisdiction of the Courts of New South Wales.

Notices to Members 25.3   A notice required under this deed to be given to a Member or Option
and Option   Holder must be given in writing (which includes a fax) and be delivered
Holders   or sent to the Member or Option Holder at the Member's or Option Holder registered address or the facsimile number (if any) last advised to the Manager for delivery of notices. For joint Members or Option Holders, this means the registered address or the facsimile number of the Member or Option Holder first named in the register. A notice sent by

post is taken to be received on the day after it is posted and a facsimile is taken to be received one hour after receipt by the transmittor of confirmation of transmission from the receiving facsimile machine, and proof of actual receipt is not required.

26   COMPLAINTS

26.1   If and for so long as the Corporations Act or ASIC policy requires, if a Member submits to the Manager a complaint alleging that the Member has been adversely affected by the Manager's conduct in its management or administration of the Trust, the Manager:

(a)   must, if the complaint is in writing, acknowledge in writing receipt of the complaint as soon as practicable and in any event within 14 days from receipt;

(b)   must ensure that the complaint receives proper consideration resulting in a determination by a person or body designated by the Manager as appropriate to handle complaints;

(c)   must act in good faith to deal with the complaint by endeavouring to correct any error which is capable of being corrected without affecting the rights of third parties;

(d)   may in its discretion give any of the following remedies to the complainant:

(i)   information and explanation regarding the circumstances giving rise to the complaint;

(ii)   an apology; or

(iii)   compensation for loss incurred by the Member as a direct result of the breach (if any); and

(e)   must communicate to the complainant as soon as practicable and in any event not more than 45 days after receipt by the Manager of the complaint:

(i)   the determination in relation to the complaint;

(ii)   the remedies (if any) available to the Member; and

(iii)   information regarding any further avenue for complaint.

27   COMPLIANCE COMMITTEE

Compliance Committee

If any Compliance Committee Member incurs a liability in that capacity in good faith, the Compliance Committee Member is entitled to be

indemnified out of the Assets in respect of that liability to the extent permitted by law.

28   STAPLING

Paramountcy of Stapling provisions   28.1   Subject to clauses 2.1, 2.2, 5.8, 5.10 and 17 the provisions of this deed relating to Stapling prevail over all other provisions of this deed including any that are expressed to prevail over others, except where this would result in a breach of the Corporations Act, the Listing Rules (if the Listing Rules apply) or any other law.

Maintenance of Listing and consistency with constitutions of the Stapled Entities   28.2   The Manager must use every reasonable endeavour to procure that if the Stapled Securities are and continue to be Listed as one joint security, that the Stapled Securities are dealt with under this deed in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

Stapling – general information   28.3   If the Manager determines that Stapling will apply, the Units are to be stapled to the Stapled Shares and the Stapled Units in the ratio of one Unit to one Stapled Share and one Stapled Unit as from the Stapling Commencement Date. The Manager must not cause Stapling to commence while the Trust has more than one Class of Units. The intention is that, so far as the law permits, a Unit, a Stapled Share and a Stapled Unit which are Stapled together shall be quoted jointly on ASX. If further Attached Securities are from time to time Stapled to the Units the intention is that, so far as the law permits, a Unit and one of each of the Attached Securities which are Stapled together shall be quoted jointly on ASX. This clause 28.3 does not prevent the Stapled Company or any of its subsidiaries from holding Units which are not subject to Stapling.

FIRST SCHEDULE
(Clause 1.1)

WESTFIELD AMERICA TRUST

Deleted

SCHEDULE 2

TERMS OF ISSUE OF SERIES A CLASS UNITS, SERIES B CLASS UNITS AND SERIES C CLASS UNITS

9692340_1

SECOND SCHEDULE

[DELETED]

9692340_1

THIRD SCHEDULE

TERMS OF ISSUE OF SERIES F SPECIAL OPTIONS

1. **DEFINITIONS AND INTERPRETATION**

1.1 Terms defined in clause 1.1 of the Constitution of the Trust (as amended) ('**Constitution**') have the same meanings in this Schedule unless the context otherwise requires.

1.2 In this Schedule:

'**Preferred Share**' means one fully paid share of Series F Preferred Stock in WEA and '**Preferred Shareholder**' or '**Preferred Shares**' has a corresponding meaning.

'**Reconstruction**' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution, except for ordinary periodic distributions made pro-rata among shareholders of a class or issues of stock or units which are not in redemption of any shares of stock or units, or any similar capital transaction that would affect the capital structure of the Trust or WEA, in each case of or in respect of WEA or the Trust (as the case may be), excluding the payment of an ordinary periodic cash distributions in respect of the operations of WEA or the Trust (as the case may be).

'**Series F Special Option**' means an option to subscribe for that number of Units equal to the Special Option Number on the Series F Special Option Terms, and '**Series F Special Optionholder**' has a corresponding meaning.

'**Series F Special Option Deed**' means a deed entered or to be entered into between the Manager and Westfield Capital Corporation Finance Pty Limited pursuant to which the Manager agrees to issue Series F Special Options.

'**Series F Special Option Number**' is 157.35 as may be adjusted in accordance with the Series F Special Option Deed.

'**Series F Special Option Period**' means the period:

(a) commencing on the date which is the seventh anniversary from the date when the Series F Special Option is issued to the Series F Special Optionholder; and

(b) expiring on the date which is the twentieth anniversary of the date when the Series F Special Options are issued to the Series F Special Optionholder pursuant to **clause 2.1** of the Series F Special Option Deed; and

(c) any additional period for exercise of the Series F Special Options in accordance with the Series F Special Option Deed.

'**Series F Special Option Terms**' means the terms of the Series F Special Options set out in this Schedule.

2.   ENTITLEMENT

Each Series F Special Option will entitle a Series F Special Optionholder to subscribe for that number of Units equal to the Series F Special Option Number.

3.   EXERCISE PERIOD

A Series F Special Option may be exercised at any time during the Series F Special Option Period.

4.   PREREQUISITE TO EXERCISE

Each Series F Special Option must be exercised in compliance with all the securities law restrictions set out in **paragraph 11** and as part of a parcel of Series F Special Options which, on exercise, entitles the Series F Special Optionholder to Units having a value not less than the minimum amount required under the *Corporations Law* (currently $A500,000) for the issue by the Manager of Units on exercise of such Series F Special Option to constitute an issue which does not require disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor statute).

5.   EXERCISE PRICE

5.1   On exercise of a Series F Special Option, the Exercise Price payable on exercise of each Series F Special Option may be satisfied by:

(a)   the payment of US$1,000 to the Manager; or

(b)   the transfer of a Preferred Share to the Manager,

provided that if a Series F Special Option is exercised and the Series F Special Optionholder elects to deliver a Preferred Share rather than cash in satisfaction of the exercise price, a valuation of the Preferred Share must be undertaken by an independent valuer selected by the Manager. If the value of the Preferred Share as determined by the independent valuer is less than US$1,000, the Series F Special Optionholder is required to pay an additional amount to the Manager, equal to the difference between that value and US$1,000 (as adjusted for any Reconstruction occurring after the date of issue of the Series F Special Option).

9692340_1

5.2   On exercise of a parcel of Series F Special Options, the Series F Special Optionholder will receive a number of Units equal to the number of that parcel of Series F Special Options multiplied by the Series F Special Option Number, provided that if this multiplication results in a total that includes a fraction of one Unit, that fraction will be rounded up to be one additional Unit.

6.   RANKING OF UNITS ON EXERCISE OF SERIES F SPECIAL OPTIONS

6.1   Subject to **paragraph 6.2**, a Unit allotted on exercise of a Series F Special Option will rank in all respects equally with the existing Units on issue at the date of allotment.

6.2   A Unit allotted on exercise of a Series F Special Option will rank for distribution of the Distributable Income from the first day following their creation so that where Units are created during an Accrual Period, such Units shall participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7.   MANNER OF EXERCISE

7.1   If a Series F Special Optionholder wishes to exercise a Series F Special Option, it must give an irrevocable (subject to **paragraph 7.2**) written notice in the form determined by the Manager from time to time (**'Notice of Exercise'**) specifying:

(a)   the number of Series F Special Options in the parcel of Series F Special Options which the Series F Special Optionholder wishes to exercise in compliance with **paragraph 4**;

(b)   the specific date (being not less than 6 and not more than 30 days from the date of the Notice of Exercise) on which it wishes to exercise those Series F Special Options (**'Exercise Date'**);

(c)   the number of Units (**'Relevant Number'**) (being equal to the Series F Special Option Number multiplied by the number of Series F Special Options to which the Notice of Exercise relates) which the Series F Special Optionholder should be allotted on the Exercise Date; and

(d)   those matters demonstrating compliance with the U.S. securities laws restrictions set forth in **paragraph 11**.

7.2   Within 5 days from receipt of the Notice of Exercise, the Manager will provide the Series F Special Optionholder with all material filed by it with the ASX in respect of the Trust since the last annual report issued to Series F Special Optionholders and the Series F Special Optionholder will (by written notice to the Manager) be entitled to revoke the Notice of Exercise at any time during the 15 days immediately following receipt of such material.

7.3   Subject to **paragraph 7.2**, on the Exercise Date:

     (a)   the Series F Special Optionholder must deliver to the Manager the total Exercise Price, either:

         (i)   in cash; or

         (ii)   by the transfer of that number of Preferred Shares equal to the number of Series F Special Options to which Notice of Exercise relates; or

         (iii)   partly in the manner referred to in **paragraph (i)** and partly in manner referred to **paragraph (ii)**; and

     (b)   in consideration of the payment of the total Exercise Price either in cash or by the transfer of Preferred Shares pursuant to **paragraph (a)**, the Manager must issue to the Series F Special Optionholder the Relevant Number of Units.

7.4   A Series F Special Optionholder who elects to transfer Preferred Shares either in full or part payment of the Exercise Price, must ensure that any Preferred Share transferred pursuant to **paragraph 7.3(b)** (if any), is (immediately prior to transfer) owned by the Series F Special Optionholder, (free of all mortgages, charges, liens and other encumbrances or prior claims) and has attached all rights (including rights to receive dividends) attaching or accruing to the Preferred Share on the Exercise Date provided that if the Series F Special Option is exercised after the record date for a Quarterly dividend by WEA and prior to payment of such dividend, then the transfer of a Preferred Share shall not include such unpaid dividends.

8.   TRANSFER OF SERIES F SPECIAL OPTIONS

Subject to the securities law restrictions set out in **paragraph 11**, a Series F Special Option will be fully transferable.

9.   NEW ISSUES

9.1   A Series F Special Option will not confer any right on the Series F Special Optionholder to participate in any new issues of Units or Series F Special Options, to subscribe for new Units, or to be entitled to any distributions.

9.2   Series F Special Optionholders who exercise Series F Special Options prior to the Record Date for an issue or distribution, will be entitled to participate in that issue or distribution as a Unitholder to the extent set out in this Schedule.

10.   RIGHT TO VOTE

No Series F Special Option confers on the Series F Special Optionholder:

     (a)   any right to vote at a meeting of Unitholders; or

(b)   any right to require the Manager to redeem or repurchase the Series F Special Option; or

(c)   except as expressly provided in this deed or the Series F Special Option Deed, any other entitlement under this deed consequent on holding the Series F Special Option.

11.   SECURITIES LAW RESTRICTIONS

11.1   The Series F Special Options have not been registered under the U.S. Securities Act and may not be offered, sold or exercised except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act;

(b)   within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the Securities Act in a transaction exempt from registration requirements of the Securities Act upon delivery of a purchaser's letter in the form of **Annexure B-1 or B-2** of the Series F Special Option Deed, as applicable;

(c)   outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d)   to WEA, its affiliates, the Manager or their affiliates; or

(e)   as otherwise agreed by the Manager.

The Series F Special Options shall bear a legend to the foregoing effect:

Series F Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act shall bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON UPON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE TERMS OF THE OPTION DEED.'

All other Series F Special Options shall bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A

NON-U.S. PERSON UPON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR UPON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SERIES F SPECIAL OPTION DEED AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE TERMS OF THE OPTION DEED.'

11.2   Units issuable upon exercise of the Series F Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b)   outside the United States to non-U.S. persons (which term shall include U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance upon Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c)   in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a US person or is located in the US;

(d)   to the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The foregoing restrictions shall be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

11.3   A Series F Special Option may only be exercised by a non-U.S. person upon delivery of either:

(a)   a written certification that the Series F Special Optionholder is not a U.S. person and the Series F Special Option is not being exercised on behalf of a U.S. person; or

(b)   a written opinion of counsel to the effect that the Series F Special Option and the Units delivered upon exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

11.4 A Series F Special Option may only be exercised by a U.S. person upon delivery of a purchaser's letter for 'Accredited Investors' in the form of **Annexure B-1** of the Series F Special Option Deed, certifying that the Series F Special Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

11.5 A Series F Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

11.6 Any withholding obligation of the Manager upon receipt of a Preferred Share may be satisfied by delivery of an amount in United States dollars by the Series F Special Optionholder.

12. BENEFIT OF COVENANTS

To the extent that any covenant contained in the Series F Special Option Deed is made for the benefit of Series F Special Optionholders, such covenant shall be enforceable against the Manager by a Series F Special Optionholder.

13. OEF ELECTION

If a Series F Special Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('**Code**'), then such Series F Special Optionholder shall so notify the Manager and the Manager shall be required, at the Trust's expense, to take such actions as may be required by the Code and the authorities thereunder to have the Trust be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Series F Special Optionholder that makes the election provided for under Section 1295(b) of the Code.

14. RENEGOTIATION

If prior to the earliest date on which the Series F Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in the Trust failing to qualify as a 'collective investment vehicle', then the Manager and the Series F Special Optionholders will enter into good faith negotiations to amend the terms of the Series F Special Options, including if necessary the Series F Special Option Period, in order to avoid such failure.

FOURTH SCHEDULE

TERMS OF ISSUE OF RCP UNITS

|DELETED|

FIFTH SCHEDULE

TERMS OF ISSUE OF SERIES G SPECIAL OPTIONS

1.   **DEFINITIONS**

1.1   These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

"**ASX**" means Australian Stock Exchange Limited (ACN 008 624 691).

"**Business Day**" has the same meaning as in the Listing Rules of the ASX.

"**Business Hours**" means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

"**Continuing Security**" means:

(a)   the Preference Shares; and/or

(b)   the Converted Common Stock.

"**Conversion Number**" in relation to a Special Option where the Continuing Securities the subject of the Notice of Exercise are Preference Shares, is 34.6632, subject to **paragraphs 15.1** and **15.2**, and in the case where the Continuing Securities the subject of the Notice of Exercise are Converted Common Stock, then the Conversion Number is 3.4663, subject to **paragraphs 15.1** and **15.2**.

"**Converted Common Stock**" means the shares of series A common stock in WEA into which Preference Shares have been converted by their holder in accordance with the terms and conditions specified in the Series G Certificate of Designation.

"**Exchange Agreement**" means the exchange agreement between WEA and SCPG to be entered into contemporaneously with the execution and delivery of the Series G Special Option Deed.

"**Exercise Date**" means the date specified in **paragraph 7.2(b).**

"**Expert**" means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WEA or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for purposes of **paragraph 15.1** or **19**, an Expert is then engaged pursuant to

the terms of **paragraph 15.1** or **19** or is then engaged, or contemporaneously being engaged pursuant to **Section 6** of the Series G Certificate of Designation, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

"Financial Year" means a 12 month period from 1 January to 31 December.

"Issue Date" means the date on which the Special Options are issued to WEA pursuant to **clause 2.1** of the Special Option Deed.

"Manager" means Westfield America Management Limited as responsible entity and trustee of WAT.

"Member" means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

"Notice of Exercise" means a notice in or substantially in the form set out in **Attachment A**.

"Notice of Intention to Exercise" means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

"Option Certificate" means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

"Optionholder" means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

"party" means each of the Manager and any Optionholder.

"Preference Share" means a Series G Cumulative Convertible Redeemable Preference Share in WEA.

"Quarter" means a three month period in a Financial Year commencing on one of the following dates:

(a)   1 January (**"First Quarter"**);

(b)   1 April (**"Second Quarter"**);

(c)   1 July (**"Third Quarter"**); and

(d)   1 October (**"Fourth Quarter"**).

"Reconstruction" means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a)   periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b)   issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c)   any issues of options by WEA or WAT; or

(d)   the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

"**SCPG**" means Security Capital Preferred Growth Incorporated.

"**Sell**" means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

"**Series G Certificate of Designation**" means the certificate of designation for the Preference Shares.

"**Special Option**" means an option to subscribe for Units on the Special Option Terms.

"**Special Option Deed**" means the Series G Special Option Deed made between the Manager, WEA and SCPG including all schedules, attachments and annexures.

"**Special Option Period**" means the period commencing on the date being the earlier of the following:

(a)   30 September 2003; and

(b)   the date upon which dividends under the Series G Certificate of Designation are not paid in full in accordance with Section 3 of that certificate and the dividend rate is therefore increased to 1.5 times the rate that would otherwise apply;

(c)   the date upon which a Fixed Charge Coverage Violation (as defined in the Series G Certificate of Designation) occurs;

(d)   the date upon which a Change of Control Repurchase Event (as defined in the Series G Certificate of Designation) occurs;

(e)   the date upon which Consolidated EBITDA (as defined in the Series G Certificate of Designation) from United States source income as a percentage of total EBITDA for WAT falls below 75%; and

(f)   the date upon which the Manager gives a notice in accordance with **paragraphs 15.3(a)** or **(b)** of the Special Option Terms;

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of

the Trust Deed.

"**Special Option Terms**" means the terms as set out herein.

"**Trust Deed**" means the Trust Deed dated 28 March 1996 originally between Perpetual Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

"**Unit**" means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

"**WAT**" means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

"**WEA**" means Westfield America, Inc.

1.2   Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2.   **ENTITLEMENT**

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3.   **EXERCISE PERIOD**

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4.   **PREREQUISITE TO EXERCISE**

4.1   A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a)   the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b)   the Optionholder complies in all material respects with all the other Special Option Terms; and

(c)   the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

4.2   If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the

requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. EXCHANGE RIGHT

5.1 One Special Option is exercisable for each Preference Share or for the Converted Common Stock issued upon conversion of such Preference Share, as the case may be, transferred to the Manager.

5.2 On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

6. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

6.1 Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2 A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Securities transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1 If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised ("**Exercise Date**") in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ("**Relevant Number**") (being

equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d)   confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

7.3   On the Exercise Date:

(a)   the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b)   in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4   The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date except for that portion of the True-Up Dividend Amount as defined in the Series G Certificate of Designation, if any, for the period from the beginning of the year in which the applicable Special Option is exercised until the Exercise Date. The True-Up Dividend Amount payable for such period shall be computed by dividing the number of days in which the Optionholder held the Continuing Security during the applicable year by 365 and multiplying the result by the True-Up Dividend Amount determined in accordance with the Series G Certificate of Designation (and if such amount is received by the Manager instead of by the former holder of the Continuing Securities, the Manager must pay to that former holder the amount so received).

8.   TRANSFER OF SPECIAL OPTIONS

8.1   With the exception of the first transfer by WEA of the Special Options to SCPG, an Optionholder shall not Sell any Special Options or Continuing Securities owned by it, unless it first notifies the Manager in writing of its desire to so Sell such securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Preference Shares or Converted Common Stock, as the case may be, to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2   Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3   Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

   (a)   by delivery to the Manager of a duly executed and, subject to **paragraph 9**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

   (b)   the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.3(a)**.

8.4   On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

8.5   All stamp duty (including fines and penalties and any other applicable payments) chargeable on or in relation to either:

   (a)   the initial transfer of each Special Option by SCPG to a transferee (each an **"Initial Transferee"**); and

   (b)   the first transfer by any Initial Transferee of such Special Option to a subsequent transferee

shall be borne by the Manager and the Manager hereby indemnifies SCPG and each transferee receiving a transfer to which **sub-paragraph (a)** or **(b)** of this **paragraph 8.5** applies (an **"Indemnified Transferee"**) as a continuing indemnity for and against any such stamp duty (including fines and penalties and any other applicable payments) and any related costs and expenses including legal fees on an indemnity basis. The Manager shall be primarily responsible for attending to payment of such stamp duty (including fines and penalties and any other applicable payments) and the Manager shall provide SPCG and each Indemnified Transferee with such information and progress reports on such stamping as SCPG or the Indemnified Transferee may reasonably require and SCPG or the Indemnified Transferee shall be entitled to pay (but need not pay) such duty itself and to claim immediate indemnification from the Manager if SCPG or the Indemnified Transferee reasonably believes that there will otherwise be a failure to pay the stamp duty within the period required by law.

9.   **NEW ISSUES BY WAT**

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10.   **RIGHT TO VOTE**

An Optionholder is entitled to vote at meetings of Members.

11. NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Law*, no Special Option confers on the Optionholder:

(a)   any right to require the Manager to redeem or repurchase the Special Option; or

(b)   except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. SECURITIES LAW RESTRICTIONS

12.1   This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended (**"U.S. Securities Act"**), and may not be offered, sold or exercised except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act;

(b)   within the United States to or, in the case of exercise, by Institutional "Accredited Investors" within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c)   outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d)   to WEA, its affiliates, the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

"THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE

EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

All other Special Options must bear the following additional legend:

"THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

12.2   Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b)   outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c)   in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d)   to the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3   A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a)   a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for "Accredited Investors" in the form of **Attachment B-1**, certifying that the Optionholder is an "Accredited Investor" as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. REDEMPTION OF PREFERENCE SHARES

13.1 If WEA redeems Preference Shares in accordance with their terms the Optionholder must deliver (for no consideration) to the Manager the same number of Options, subject to **paragraph 15.1**, as Preference Shares to be redeemed and the Manager must reissue the Option Certificate in respect of the Optionholders' remaining holding (if any) of Special Options and may cancel the Special Options so transferred.

13.2 After all Preference Shares have either been redeemed or transferred to the Manager, the Manager may cancel any outstanding Special Options and if the Manager cancels the Special Options notify the Optionholder of the cancellation.

14. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ("Code"), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

15. RECONSTRUCTIONS

15.1 Except as provided in **paragraph 15.2**, if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d)   the Conversion Number; or

(e)   some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f)   is fair and equitable to the Members and Optionholders; and

(g)   to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19,** refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f), (g) and 19.3** in making a determination.

15.2   (a)   If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b)   If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

15.3

(a)   The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i)   announces an intention to wind up WAT; or

(ii)   receives a requisition from Members, that meets the requirements of the *Corporations Law,* to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Law* to terminate

WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b)   The Manager agrees that until the expiration of the Special Option Period:

(i)   prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii)   in the event WEA is merged or consolidated with or into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

16.   REPRESENTATIONS, WARRANTIES AND COVENANTS

16.1   The Manager represents and warrants for the benefit of the Optionholder that as at the date of the Special Option Deed, the Issue Date, the date of transfer of the Special Options by WEA to SCPG and the Exercise Date:

(a)   all Special Options have been duly authorised, validly issued, and the Optionholder is entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b)   there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c)   the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

16.2   The Manager covenants that:

(a)   it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b)   at all times while the Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of the Special Options and all other options outstanding with respect to Units; and

(c)   subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

9692340_1

16.3   To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

17.   REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

17.1   The Manager will maintain registers of Optionholders. An Optionholder may:

(a)   inspect such register at any time during Business Hours; and

(b)   obtain copies of such register.

17.2   The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

17.3   For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

17.4   If an Optionholder:

(a)   has lost a certificate in respect of any Special Options; and

(b)   provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

17.5   The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

18.   RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

19.   DISPUTES

19.1   If a dispute arises in relation to an adjustment to:

(a)   the number of Special Options held by an Optionholder; or

(b)   the Conversion Number; or

(c)   some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

19.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

19.3 The Expert must take into account (i) any adjustment or resolution of a dispute with respect to the same factual circumstances and (ii) any prior or contemporaneous adjustments or resolutions of disputes, in each case under **Section 6** of the Series G Certificate of Designation such that the resolution of the dispute or disputes is fair and equitable to the Members and Optionholders.

19.4 The determination of the Expert will be final and binding on the Manager and the Optionholders.

20. NOTICES

20.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WEA's address and facsimile number are:

Westfield America, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

SCPG's address and facsimile number are:

> Security Capital Preferred Growth Incorporated
> 2nd floor, 11 South La Salle Street
> Chicago Illinois 60603 USA
> Facsimile Number: (312) 345 5888
> Attention: David E Rosenbaum
>   David T Novick

20.2   A notice given in accordance with **paragraph 20.1** is taken to be received:

(a)   if hand-delivered, on delivery;

(b)   if sent by prepaid post, 5 days after the date of posting;

(c)   if sent by courier, 2 days after being sent; or

(d)   if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

20.3   The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

21.   INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a)   headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b)   the singular includes the plural and vice versa and words importing a gender include other genders;

(c)   other grammatical forms of defined words or expressions have corresponding meanings;

(d)   a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e)   a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f)   a reference to "A$", "$A", "dollar" or "$" is a reference to Australian currency;

(g)   a reference to "US$" is a reference to United States of America currency;

(h)   a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i)   a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j)   words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k)   a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES G SPECIAL OPTIONS

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[   ]

I/We [   ] of [   ] give notice that I/we wish to exercise [   ] Series G Special Options registered in my/our name on [   ] ("**Exercise Date**"). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a)   [   ] *[description of actual security – Preference Shares or Converted Common Stock]* being Continuing Securities in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b)   the Units in Westfield America Trust ("WAT") to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c)   this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d)   I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e)   **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S.

9692340_1

person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. "U.S. person" has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. "United States" means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an "accredited investor" (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an "accredited investor" as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in [Note 2].

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
                  Manager of Westfield America Trust
                  [   ]

In connection with our proposed acquisition of Units in Westfield America Trust ("**Trust**") [in exchange for Preference Shares/Converted Common Stock of Westfield America, Inc.], we confirm that:

1.   We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2.   We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence.

3.   We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

         (a)   pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

         (b)   outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

         (c)   to an institutional "accredited investor" (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

                 (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

                 (ii)   unless such transfer is of Units with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

         (d)   to the Manager or its affiliates; and

         in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

9692340_1

4.   So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5.   We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

[Insert applicable paragraph.]

6.   [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7.   [insert applicable paragraph]

[We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,
[Purchaser]

By: _____
    Name:
    Title:

9692340_1

Signed by [   ] through its   )
duly authorised representative   )
[   ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of   )
)

Secretary   Director

Name of secretary (print)   Name of director (print)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[   ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ("**Trust**"):

1.   We have received a copy of the Series G Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2.   We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3.   We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

    (a)   outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

    (b)   to an institutional "accredited investor" (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

        (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

        (ii)   unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

    (c)   to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4.   The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5.   We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer

9692340_1

agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6.   [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7.   [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,
[Purchaser]

By: _____
    Name:
    Title:

Dated:

9692340_1

Signed by [   ] through its   )
duly authorised representative   )
[   ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of   )
)

Secretary   Director

Name of secretary (print)   Name of director (print)

9692340_1

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here	Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')			
DESCRIPTION OF OPTIONS	Class Series G Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words		Figures	
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION			Date of Purchase	
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE

SERIES G SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES G SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series G Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series G Special Option Deed and the Special Option Terms attached.

This is to certify that [   ] of [   ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

9692340_1

SIXTH SCHEDULE

TERMS OF ISSUE OF SERIES G1 SPECIAL OPTIONS

1. **DEFINITIONS**

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

"**ASX**" means Australian Stock Exchange Limited (ACN 008 624 691).

"**Business Day**" has the same meaning as in the Listing Rules of the ASX.

"**Business Hours**" means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

"**Co-operation Agreement**" means the Co-Operation Agreement dated 15 February 2001 between the Manager and Westfield Holdings Limited.

"**Continuing Security**" means:

(a) the Preference Shares; and/or

(b) the Converted Common Stock.

"**Conversion Number**" in relation to a Special Option where the Continuing Securities the subject of the Notice of Exercise are Preference Shares, is 34.6632, subject to **paragraphs 15.1 and 15.2**, and in the case where the Continuing Securities the subject of the Notice of Exercise are Converted Common Stock, then the Conversion Number is 3.4663, subject to **paragraphs 15.1 and 15.2**.

"**Converted Common Stock**" means the shares of common stock in WEA into which Preference Shares have been converted by their holder in accordance with the terms and conditions specified in the Series D Certificate of Designation.

"**Exercise Date**" means the date specified in **paragraph 7.2(b)**.

"**Expert**" means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WEA or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for purposes of **paragraph 15.1 or 19**, an Expert is then engaged pursuant to the terms of **paragraph 15.1 or 19** or is then engaged, or contemporaneously being engaged pursuant to **Section 6** of the Series D Certificate of Designation, then the Expert being so

selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

"Financial Year" means a 12 month period from 1 January to 31 December.

"Issue Date" means the date on which the Special Options are issued to WEA pursuant to **clause 2.1** of the Special Option Deed.

"Manager" means Westfield America Management Limited as responsible entity and trustee of WAT.

"Member" means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

"Notice of Exercise" means a notice in or substantially in the form set out in **Attachment A**.

"Notice of Intention to Exercise" means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

"Option Certificate" means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

"Optionholder" means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

"party" means each of the Manager and any Optionholder-.

"Preference Share" means a Series D Cumulative Convertible Redeemable Preference Share in WEA.

"Quarter" means a three month period in a Financial Year commencing on one of the following dates:

(a)   1 January (**"First Quarter"**);

(b)   1 April (**"Second Quarter"**);

(c)   1 July (**"Third Quarter"**); and

(d)   1 October (**"Fourth Quarter"**).

"Reconstruction" means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a)   periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b)   issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c)   any issues of options by WEA or WAT; or

(d)   the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

"**Sell**" means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

"**Series D Certificate of Designation**" means the certificate of designation for the Preference Shares.

"**Special Option**" means an option to subscribe for Units on the Special Option Terms (being a separate class of option in WAT).

"**Special Option Deed**" means the Series G1 Special Option Deed made between the Manager, WEA and WAIPL including all schedules, attachments and annexures.

"**Special Option Period**" means the period commencing on the date being the earlier of the following:

(a)   30 September 2003; and

(b)   the date upon which dividends under the Series D Certificate of Designation are not paid in full in accordance with Section 3 of that certificate and the dividend rate is therefore increased to 1.5 times the rate that would otherwise apply;

(c)   the date upon which a Fixed Charge Coverage Violation (as defined in the Series D Certificate of Designation) occurs;

(d)   the date upon which a Change of Control Repurchase Event (as defined in the Series D Certificate of Designation) occurs,

(e)   the date upon which Consolidated EBITDA (as defined in the Series D Certificate of Designation) from United States source income as a percentage of total EBITDA for WAT falls below 75%; and

(f)   the date upon which the Manager gives a notice in accordance with **paragraphs 15.3(a)** or **(b)** of the Special Option Terms;

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

"**Special Option Terms**" means the terms as set out herein.

"**Trust Deed**" means the Trust Deed dated 28 March 1996 originally between Perpetual

Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

"**Unit**" means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

"**WAIPL**" means Westfield American Investments Pty. Limited

"**WAT**" means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

"**WEA**" means Westfield America, Inc.

1.2   Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2.   **ENTITLEMENT**

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3.   **EXERCISE PERIOD**

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4.   **PREREQUISITE TO EXERCISE**

4.1   A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

  (a)   the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

  (b)   the Optionholder complies in all material respects with all the other Special Option Terms; and

  (c)   the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

4.2   If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5.   **EXCHANGE RIGHT**

5.1   One Special Option is exercisable for each Preference Share or for the Converted Common Stock issued upon conversion of such Preference Share, as the case may be, transferred to the Manager.

5.2   On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

6.   **RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS**

6.1   Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2   A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Securities transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7.   **MANNER OF EXERCISE**

7.1   If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2   If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

      (a)   the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

      (b)   the specific date on which those Special Options are to be exercised ("**Exercise Date**") in accordance with the Special Option Terms;

      (c)   the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ("**Relevant Number**") (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d)   confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

7.3   On the Exercise Date:

(a)   the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b)   in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4   The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date except for that portion of the True-Up Dividend Amount as defined in the Series D Certificate of Designation, if any, for the period from the beginning of the year in which the applicable Special Option is exercised until the Exercise Date. The True-Up Dividend Amount payable for such period shall be computed by dividing the number of days in which the Optionholder held the Continuing Security during the applicable year by 365 and multiplying the result by the True-Up Dividend Amount determined in accordance with the Series D Certificate of Designation (and if such amount is received by the Manager instead of by the former holder of the Continuing Securities, the Manager must pay to that former holder the amount so received).

8.   TRANSFER OF SPECIAL OPTIONS

8.1   With the exception of the first transfer by WEA of the Special Options to WAIPL, an Optionholder shall not Sell any Special Options or Continuing Securities owned by it, unless it first notifies the Manager in writing of its desire to so Sell such securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Preference Shares or Converted Common Stock, as the case may be, to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2   Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3   Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a)   by delivery to the Manager of a duly executed and, subject to **paragraph 9**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b)   the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.38.3(a)**.

8.4   On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

8.5   All stamp duty (including fines and penalties and any other applicable payments) chargeable on or in relation to either:

(a)   the initial transfer of each Special Option by WAIPL to a transferee (each an "**Initial Transferee**"); and

(b)   the first transfer by any Initial Transferee of such Special Option to a subsequent transferee

shall be borne by the Manager and the Manager hereby indemnifies WAIPL and each transferee receiving a transfer to which **sub-paragraph (a)** or **(b)** of this **paragraph 8.5** applies (an "**Indemnified Transferee**") as a continuing indemnity for and against any such stamp duty (including fines and penalties and any other applicable payments) and any related costs and expenses including legal fees on an indemnity basis. The Manager shall be primarily responsible for attending to payment of such stamp duty (including fines and penalties and any other applicable payments) and the Manager shall provide SPCG and each Indemnified Transferee with such information and progress reports on such stamping as WAIPL or the Indemnified Transferee may reasonably require and WAIPL or the Indemnified Transferee shall be entitled to pay (but need not pay) such duty itself and to claim immediate indemnification from the Manager if WAIPL or the Indemnified Transferee reasonably believes that there will otherwise be a failure to pay the stamp duty within the period required by law.

9.   NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10.   RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

11.   NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the Corporations

Law, no Special Option confers on the Optionholder:

(a)   any right to require the Manager to redeem or repurchase the Special Option; or

(b)   except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12.   SECURITIES LAW RESTRICTIONS

12.1   This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ("**U.S. Securities Act**"), and may not be offered, sold or exercised except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act;

(b)   within the United States to or, in the case of exercise, by Institutional "Accredited Investors" within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c)   outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d)   to WEA, its affiliates, the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

All other Special Options must bear the following additional legend:

> "THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE

ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS."

12.2   Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b)   outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c)   in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a US person or is located in the US;

(d)   to the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3   A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a)   a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b)   a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4   A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for "Accredited Investors" in the form of **Attachment B-1**, certifying that the Optionholder is

an "Accredited Investor" as defined in that letter, together with the other materials referred to therein.

12.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13. REDEMPTION OF PREFERENCE SHARES

13.1 If WEA redeems Preference Shares in accordance with their terms the Optionholder must deliver (for no consideration) to the Manager the same number of Options, subject to **paragraph 15.1,** as Preference Shares to be redeemed and the Manager must reissue the Option Certificate in respect of the Optionholders' remaining holding (if any) of Special Options and may cancel the Special Options so transferred.

13.2 After all Preference Shares have either been redeemed or transferred to the Manager, the Manager may cancel any outstanding Special Options and if the Manager cancels the Special Options notify the Optionholder of the cancellation.

14. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ("Code"), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

15. RECONSTRUCTIONS

15.1 Except as provided in **paragraph 15.2,** if:

(a) WEA carries out a Reconstruction; or

(b) WAT carries out a Reconstruction,

then, in each such event:

(c) the number of Special Options held by an Optionholder; or

(d) the Conversion Number; or

(e) some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

9692340_1

(f)   is fair and equitable to the Members and Optionholders; and

(g)   to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 19**, refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 15.1(f), (g) and 19.3** in making a determination.

15.2   (a)   If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b)   If WEA is merged or consolidated with or into a new entity or if WEA transfers all or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

15.3

(a)   The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

(i)   announces an intention to wind up WAT; or

(ii)   receives a requisition from Members, that meets the requirements of the Corporations Law, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the Corporations Law to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

(b)   The Manager agrees that until the expiration of the Special Option Period:

(i)   prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

(ii)   in the event WEA is merged or consolidated with or into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

16.   REPRESENTATIONS, WARRANTIES AND COVENANTS

16.1   The Manager represents and warrants for the benefit of the Optionholder that as at the date of the Special Option Deed, the Issue Date, the date of transfer of the Special Options by WEA to WAIPL and the Exercise Date:

(a)   all Special Options have been duly authorised, validly issued, and the Optionholder is entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b)   there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c)   the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

16.2   The Manager covenants that:

(a)   it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b)   at all times while the Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of the Special Options and all other options outstanding with respect to Units; and

(c)   subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

16.3   To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

17.   REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

9692340_1

17.1   The Manager will maintain registers of Optionholders. An Optionholder may:

(a)   inspect such register at any time during Business Hours; and

(b)   obtain copies of such register.

17.2   The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

17.3   For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

17.4   If an Optionholder:

(a)   has lost a certificate in respect of any Special Options; and

(b)   provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

17.5   The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

18.   RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

19.   DISPUTES

19.1   If a dispute arises in relation to an adjustment to:

(a)   the number of Special Options held by an Optionholder; or

(b)   the Conversion Number; or

(c)   some or all such factors,

or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

19.2   The Expert must be directed by the party referring the dispute:

(a)   to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b)   to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

19.3   The Expert must take into account (i) any adjustment or resolution of a dispute with respect to the same factual circumstances and (ii) any prior or contemporaneous adjustments or resolutions of disputes, in each case under **Section 6** of the Series D Certificate of Designation such that the resolution of the dispute or disputes is fair and equitable to the Members and Optionholders.

19.4   The determination of the Expert will be final and binding on the Manager and the Optionholders.

20.   NOTICES

20.1   A party giving notice or notifying under these Special Option Terms must do so in writing:

(a)   directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b)   hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

> Westfield America Management Limited
> Level 24, Westfield Towers
> 100 William Street
> SYDNEY   NSW   2011
> Facsimile Number: (61 2) 9358 7077
> Attention: Company Secretary

WEA's address and facsimile number are:

> Westfield America, Inc.
> 11601 Wilshire Boulevard, Suite 1200
> Los Angeles California USA
> Facsimile Number: (310) 478 3987
> Attention: Company Secretary

WAIPL's address and facsimile number are:

> Westfield American Investments Pty. Limited
> Level 24, Westfield Towers
> 100 William Street

SYDNEY NSW 2011
Facsimile Number : (61 2) 9358 7033

Attention : Company Secretary

20.2   A notice given in accordance with **paragraph 20.1** is taken to be received:

(a)   if hand-delivered, on delivery;

(b)   if sent by prepaid post, 5 days after the date of posting;

(c)   if sent by courier, 2 days after being sent; or

(d)   if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

20.3   The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

21.   INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a)   headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b)   the singular includes the plural and vice versa and words importing a gender include other genders;

(c)   other grammatical forms of defined words or expressions have corresponding meanings;

(d)   a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e)   a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f)   a reference to "A$", "$A", "dollar" or "$" is a reference to Australian currency;

(g)   a reference to "US$" is a reference to United States of America currency;

(h)   a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i)   a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j)   words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k)   a reference to any legislation or statutory instrument or regulation is construed in accordance with the Acts Interpretation Act 1901 (Cth) or the equivalent State legislation, as applicable.

9692340_1

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES G1 SPECIAL OPTIONS

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[   ]

I/We [   ] of [   ] give notice that I/we wish to exercise [   ] Series G1 Special Options registered in my/our name on [   ] ("**Exercise Date**"). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [
].

Defined terms in the Special Option Terms have the same meaning in his Notice of Exercise.

We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a)   [   ] [*description of actual security – Preference Shares or Converted Common Stock*] being Continuing Securities in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b)   the Units in Westfield America Trust ("**WAT**") to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c)   this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d)   I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e)   **[APPLICABLE PARAGRAPH TO BE INSERTED]**

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S.

person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. "U.S. person" has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. "United States" means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an "accredited investor" (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an "accredited investor" as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in |Note 2|.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

82-35029

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[   ]

In connection with our proposed acquisition of Units in Westfield America Trust ("**Trust**") [in exchange for Preference Shares/Converted Common Stock of Westfield America, Inc.], we confirm that:

1.   We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2.   We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence.

3.   We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

    (a)   pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

    (b)   outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

    (c)   to an institutional "accredited investor" (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

        (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

        (ii)   unless such transfer is of Units with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

    (d)   to the Manager or its affiliates; and

in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

Page 19

9692340_1

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

    [Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

    [We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

    [We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: _____
Name:
Title:

Dated:

Signed by [   ] through its   )
duly authorised representative   )
[   ] in the presence of:)

82-35029

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of   )
)

Secretary   Director

Name of secretary (print)   Name of director (print)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
        Manager of Westfield America Trust
        [   ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ("**Trust**"):

1.   We have received a copy of the Series G1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2.   We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3.   We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

      (a)   outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

      (b)   to an institutional "accredited investor" (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

            (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

            (ii)   unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an "accredited investor" (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

      (c)   to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

      in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4.   The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6. [We are an institutional "accredited investor" (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an "accredited investor") as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: _____
Name:
Title:

Dated:

9692340_1

Signed by [   ] through its   )
duly authorised representative   )
[   ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of   )
)

Secretary   Director

Name of secretary (print)   Name of director (print)

82-35029

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here	Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')			
DESCRIPTION OF OPTIONS	Class Series G1 Special Options	Amount paid	Amount unpaid	Register NSW
QUANTITY	Words		Figures	
FULL NAME OF TRANSFEROR(S)				
CONSIDERATION			Date of Purchase	
FULL NAME OF TRANSFEREE(S)				
FULL ADDRESS OF TRANSFEREE(S)				
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially			

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

82-35029

**ATTACHMENT C TO SCHEDULE
SERIES G1 SPECIAL OPTION CERTIFICATE**

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES G1 SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series G1 Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series G1 Special Option Deed and the Special Option Terms attached.

This is to certify that [   ] of [   ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

SEVENTH SCHEDULE

TERMS OF ISSUE OF SERIES H SPECIAL OPTIONS

22. DEFINITIONS

22.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

'**ASX**' means Australian Stock Exchange Limited (ACN 008 624 691).

'**Business Day**' has the same meaning as in the Listing Rules of the ASX.

'**Business Hours**' means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

'**Continuing Security**' means shares of common stock in WEA.

'**Conversion Number**' in relation to a Special Option is the number equal to 3.049, subject to **paragraphs 14.1** and **14.2**.

'**Co-Operation Agreement**' means the co-operation agreement dated 15 February 2001 between the Manager and Westfield Holdings Limited.

'**Exercise Date**' means the date specified in **paragraph 7.2(b)**

'**Expert**' means an internationally recognised accounting firm (provided that such firm is one of Arthur Andersen LLP, PricewaterhouseCoopers LLP, Ernst & Young LLP, Deloitte & Touche LLP and KPMG LLP or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WCI or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for the purposes of **paragraph 14.1** or **18**, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

'**Financial Year**' means a 12 month period from 1 January to 31 December.

'**Issue Date**' means the date on which the Special Options are issued to WCI or WAIPL (as the case may be) pursuant to **clause 2.1** of the Special Option Deed.

'**Manager**' means Westfield America Management Limited as responsible entity and trustee of WAT.

'**Member**' means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

'**Notice of Exercise**' means a notice in or substantially in the form set out in **Attachment A**.

'**Notice of Intention to Exercise**' means a notice given by the Optionholder under **paragraph 7.1** of the Special Option Terms.

'**Option Certificate**' means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

'**Optionholder**' means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

'**party**' means each of the Manager and any Optionholder.

'**Quarter**' means a three month period in a Financial Year commencing on one of the following dates:

(a)   1 January ('**First Quarter**');

(b)   1 April ('**Second Quarter**');

(c)   1 July ('**Third Quarter**'); and

(d)   1 October ('**Fourth Quarter**').

'**Reconstruction**' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a)   periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b)   issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c)   any issues of options by WEA or WAT; or

(d)   the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

'**Sell**' means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

'**Special Option**' means an option to subscribe for Units on the Special Option Terms.

'**Special Option Deed**' means the Series H Special Option Deed made between the Manager, WCI and WAIPL including all schedules, attachments and annexures.

'**Special Option Period'** means the period commencing on the date being the earlier of the following:

(a)   30 September 2003; and

(b)   the date upon which the Manager gives a notice in accordance with **paragraphs 14.3 (a)** or **(b)** of the Special Option Terms,

and ending the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

'**Special Option Terms'** means the terms as set out herein.

'**Trust Deed'** means the Trust Deed dated 28 March 1996 originally between Perpetual Trustee Company Limited and Westfield America Management Limited, as amended, being the constitution of WAT.

'**Unit'** means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

'**WAIPL'** means Westfield American Investments Pty. Limited.

'**WAT'** means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

'**WCI'** means Westfield Corporation, Inc.

'**WEA'** means Westfield America, Inc.

22.2   Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

23.   ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

24.   EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

25.   PREREQUISITE TO EXERCISE

25.1   A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

(a)   the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than

the amount required by the *Corporations Law* (currently A$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **section 708(8)(a)** of the *Corporations Law* (or any successor provision); and

(b)   the Optionholder complies in all material respects with all the other Special Option Terms; and

(c)   the issue of Units to the Optionholder would not breach the Australian *Corporations Law* or any applicable law.

25.2   If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

26.   EXCHANGE RIGHT

26.1   One Special Option is exercisable for each Continuing Security transferred to the Manager.

26.2   On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7.**

27.   RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

27.1   Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

27.2   A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Security transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

28.   MANNER OF EXERCISE

28.1   If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2.**

28.2 If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a) the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b) the specific date on which those Special Options are to be exercised (**'Exercise Date'**) in accordance with the Special Option Terms;

(c) the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise (**'Relevant Number'**) (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d) confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

28.3 On the Exercise Date:

(a) the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

(b) in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

28.4 The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date.

29. **TRANSFER OF SPECIAL OPTIONS**

29.1 An Optionholder shall not Sell any Special Options owned by it, unless it first notifies the Manager in writing of its desire to so Sell such Special Options or Continuing Securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Continuing Securities to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

29.2   Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D of the *Corporations Law* is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

29.3   Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

(a)   by delivery to the Manager of a duly executed and, subject to **paragraph 30**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

(b)   the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.3(a)** .

29.4   On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

30.   NEW ISSUES BY WAT

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

31.   RIGHT TO VOTE

An Optionholder is entitled to vote at meetings of Members.

32.   NO OTHER RIGHTS

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Law*, no Special Option confers on the Optionholder:

(a)   any right to require the Manager to redeem or repurchase the Special Option; or

(b)   except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

33.   SECURITIES LAW RESTRICTIONS

33.1   This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ('**U.S. Securities Act**'), and may not be offered, sold or exercised except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act;

(b)   within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1** or **B-2**, as applicable;

(c)   outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d)   to WEA, its affiliates, the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

All other Special Options must bear the following additional legend:

> 'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

33.2   Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a) pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b) outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c) in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d) to the Manager or its affiliates; or

(e) as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

33.3 A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a) a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b) a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

33.4 A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for 'Accredited Investors' in the form of **Attachment B-1**, certifying that the Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

33.5 A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

33.6 Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

34. QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('Code'), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

35. RECONSTRUCTIONS

35.1   Except as provided in **paragraph 14.2**, if:

(a)   WEA carries out a Reconstruction; or

(b)   WAT carries out a Reconstruction,

then, in each such event:

(c)   the number of Special Options held by an Optionholder; or

(d)   the Conversion Number; or

(e)   some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f)   is fair and equitable to the Members and Optionholders; and

(g)   to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the parties agree that any reconstruction of WEA is carried out as if the Listing Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options on issue provided that if such Optionholders fail to approve the manner of adjustment determined by the Manager, the Manager must, pursuant to **paragraph 18**, refer the matter to an Expert who will make a determination of any adjustment. The Expert must be directed to take into account **paragraphs 14.1(f) and (g)** in making a determination.

35.2   (a)   If WAT is merged or consolidated with or into a new entity or WAT transfers all or substantially all of its assets to another entity then, on a subsequent exercise of the Special Options, the Optionholder is entitled to receive securities in the new transferee entity equal to those which the Optionholder would have received had it exercised such Special Options and held Units immediately prior to such transaction.

(b)   If WEA is merged or consolidated with or into a new entity or if WEA transfers all

82-35029

or substantially all of its assets to another entity and the Optionholder receives stock in such entity in consideration of its Continuing Securities then, on a subsequent exercise of the Special Options, the Optionholder is entitled to use such new securities received in such transaction (in lieu of the Continuing Securities) as the consideration for the issuance of ordinary Units based on a revised Conversion Number which is fair and equitable to the Members and the Optionholder.

35.3   (a)   The Manager agrees for the benefit of the Optionholders that if, while any Special Options are on issue, it:

       (i)   announces an intention to wind up WAT; or

       (ii)   receives a requisition from Members, that meets the requirements of the *Corporations Law*, to convene a meeting of Members for the purpose of passing a resolution to direct the winding up of WAT,

then it will immediately give written notice to the Optionholders of the announcement or requisition. In the case of an announcement or if Members subsequently pass a resolution in accordance with the *Corporations Law* to terminate WAT then, before WAT is terminated, the Optionholders may exercise any or all of their Special Options in accordance with the provisions of these Special Option Terms.

       (b)   The Manager agrees that until the expiration of the Special Option Period:

       (i)   prior to any Reconstruction of WAT it will provide not less than 30 days prior written notice of such Reconstruction to the Optionholder, and the Optionholder has the right at any time following delivery of such notice to exercise its Special Options; and

       (ii)   in the event WEA is merged or consolidated into a new entity or transfers all or substantially all of its assets to another entity, the Optionholder has the right at any time following such event to exercise its Special Options in accordance with the provisions of these Special Option Terms.

36. REPRESENTATIONS, WARRANTIES AND COVENANTS

36.1   The Manager represents and warrants for the benefit of the Optionholders that as at the date of the Special Option Deed, the Issue Date and the Exercise Date:

       (a)   all Special Options have been duly authorised, validly issued, and the Optionholders are entitled to the rights in favour of the Optionholder under the Special Option Terms;

       (b)   there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c)   the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

36.2   The Manager covenants that:

(a)   it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b)   at all times while Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of all Special Options and all other options outstanding with respect to Units; and

(c)   subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

36.3   To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

37.   REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

37.1   The Manager will maintain registers of Optionholders. An Optionholder may:

(a)   inspect such register at any time during Business Hours; and

(b)   obtain copies of such register.

37.2   The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

37.3   For the purposes of **paragraph 16.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

37.4   If an Optionholder:

(a)   has lost a certificate in respect of any Special Options; and

(b)   provides the Manager with a statutory declaration of loss in respect of such certificate,

the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

37.5   The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

38. RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

39. DISPUTES

39.1 If a dispute arises in relation to an adjustment to:

(a) the number of Special Options held by an Optionholder; or

(b) the Conversion Number; or

(c) some or all such factors,

or any other adjustment to be made pursuant to **paragraph 14.1** or **paragraph 14.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

39.2 The Expert must be directed by the party referring the dispute:

(a) to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

(b) to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

39.3 The determination of the Expert will be final and binding on the Manager and the Optionholders.

40. NOTICES

40.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 19**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph16**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

WCI's address and facsimile number are:

Westfield Corporation, Inc.
11601 Wilshire Boulevard, Suite 1200
Los Angeles California USA
Facsimile Number: (310) 478 3987
Attention: Company Secretary

WAIPL's address and facsimile number are:

Westfield American Investments Pty. Limited
Level 24, Westfield Towers
100 William Street
SYDNEY NSW 2011
Facsimile Number: (61 2) 9358 7077
Attention: Company Secretary

40.2   A notice given in accordance with **paragraph 19.1** is taken to be received:

(a)   if hand-delivered, on delivery;

(b)   if sent by prepaid post, 5 days after the date of posting;

(c)   if sent by courier, 2 days after being sent; or

(d)   if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

40.3   The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

41.   INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a)   headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b)   the singular includes the plural and vice versa and words importing a gender include other genders;

(c)   other grammatical forms of defined words or expressions have corresponding meanings;

(d) a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e) a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f) a reference to 'A$', '$A', 'dollar' or '$' is a reference to Australian currency;

(g) a reference to 'US$' is a reference to United States of America currency;

(h) a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i) a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j) words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k) a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

9692340_1

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES H SPECIAL OPTION

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
Manager of Westfield America Trust
[   ]

I/We [   ] of [   ] give notice that I/we wish to exercise [ ] Series H Special Options registered in my/our name on [   ] ('**Exercise Date**'). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(a)   [ ] [*description of actual Continuing Securities*] in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(b)   the Units in Westfield America Trust ('**WAT**') to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Law* for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section 708(8)(a)** of the *Corporations Law* (or any successor provision);

(c)   this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(d)   I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(e) |APPLICABLE PARAGRAPH TO BE INSERTED|

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S. person

requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. 'U.S. person' has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. 'United States' means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an 'accredited investor' (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an 'accredited investor' as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in |Note 2|.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

9692340_1

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
            Manager of Westfield America Trust
            [   ]

In connection with our proposed acquisition of Units in Westfield America Trust ('Trust') [in exchange for Continuing Securities of Westfield America, Inc.], we confirm that:

1.   We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2.   We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence.

3.   We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

    (a)   pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

    (b)   outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

    (c)   to an institutional 'accredited investor' (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

        (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

        (ii)   unless such transfer is of Units with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

    (d)   to the Manager or its affiliates; and

    in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

[Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: _____
   Name:
   Title:

9692340_1

Dated:

Signed by [   ] through its   )
duly authorised representative   )
[   ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its **constitution** in the)
presence of   )
)

Secretary   Director

Name of secretary (print)   Name of director (print)

9692340_1

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED
                  Manager of Westfield America Trust
                  [   ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ('Trust'):

1.   We have received a copy of the Series H Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2.   We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3.   We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

        (a)   outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

        (b)   to an institutional 'accredited investor' (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

                (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

                (ii)   unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

        (c)   to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4.   The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

9692340_1

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: _____
    Name:
    Title:

Dated:

9692340_1

82-35029

Signed by [   ] through its   )
duly authorised representative   )
[   ] in the presence of:)

or

THE COMMON SEAL of # is affixed in)
accordance with its constitution in the)
presence of   )
)

Secretary   Director

Name of secretary (print)   Name of director (print)

-

9692340_1

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here	Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')				
DESCRIPTION OF OPTIONS	Class	Amount paid	Amount unpaid		Register
	Series H Special Options				NSW
QUANTITY	Words			Figures	
FULL NAME OF TRANSFEROR(S)					
CONSIDERATION				Date of Purchase	
FULL NAME OF TRANSFEREE(S)					
FULL ADDRESS OF TRANSFEREE(S)					
BENEFICIAL INTEREST	Upon registration of this transfer, the transferee will/will not hold the above options beneficially				

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE OF TRANSFEROR(S) SIGN HERE *		FOR REGISTRAR USE
DATE SIGNED	/ /	
SIGNATURE OF TRANSFEREE(S) SIGN HERE *		
DATE SIGNED	/ /	

ATTACHMENT C TO SCHEDULE
SERIES H SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES H SPECIAL OPTION CERTIFICATE

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series H Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series H Special Option Deed and the Special Option Terms attached.

This is to certify that [   ] of [   ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....
Director

....
Secretary

82-35029

EIGHTH SCHEDULE

TERMS OF ISSUE OF SERIES I SPECIAL OPTIONS

1. **DEFINITIONS**

1.1 These words and phrases have the following meanings in these Special Option Terms unless the contrary intention appears:

'**ASX**' means Australian Stock Exchange Limited (ACN 008 624 691).

'**Business Day**' has the same meaning as in the Listing Rules of the ASX.

'**Business Hours**' means the hours between 9.00am and 5.00pm (Sydney time) on a Business Day.

'**Continuing Security**' means shares of common stock in WEA.

'**Conversion Number**' in relation to a Special Option is the number equal to 3.1616, subject to **paragraphs 15.1** and **15.2**.

'**Exercise Date**' means the date specified in **paragraph 7.2(b)**.

'**Expert**' means an internationally recognised accounting firm (provided that such firm is one of PricewaterhouseCoopers, Ernst & Young, Deloitte & Touche and KPMG or their respective affiliates or successors and provided further that the firm appointed is not the principal outside auditor for, and has not during the previous 24 months, received fees in excess of US$5 million from, the Manager, WQPL or any Optionholder holding a majority of the outstanding Special Options) agreed to by the Manager and Optionholders holding a majority of the outstanding Special Options on issue or in the absence of agreement between them and at the request of any of them an internationally recognised accounting firm appointed by the President or the head for the time being of the Australian Institute of Chartered Accountants, provided, however, that if at the time an Expert is being selected for the purposes of **paragraph 15.1** or **19**, then the Expert being so selected shall be the same Expert that is then so engaged or being contemporaneously engaged.

'**Financial Year**' means a 12 month period from 1 January to 31 December.

'**Issue Date**' means the date on which the Special Options are issued to WQPL pursuant to **clause 2.1** of the Special Option Deed.

'**Manager**' means Westfield America Management Limited as responsible entity and trustee of WAT.

'**Member**' means a person registered as the holder of a Unit (including persons jointly registered) as provided in the Trust Deed.

'**Notice of Exercise**' means a notice in or substantially in the form set out in **Attachment A**.

'**Notice of Intention to Exercise**' means a notice given by the Optionholder under

paragraph 7.1 of the Special Option Terms.

'**Option Certificate**' means a Special Option Certificate in or substantially in the form set out in **Attachment C**.

'**Optionholder**' means any person who is at any time registered as the holder of a Special Option (including persons jointly registered) in a register kept by the Manager.

'**party**' means each of the Manager and any Optionholder.

'**Quarter**' means a three month period in a Financial Year commencing on one of the following dates:

(a)   1 January ('**First Quarter**');

(b)   1 April ('**Second Quarter**');

(c)   1 July ('**Third Quarter**'); and

(d)   1 October ('**Fourth Quarter**').

'**Reconstruction**' means a capital reconstruction (including, without limitation, any consolidation, stock split or stock dividend, subdivision or reduction of capital), merger or any return of capital or other capital distribution but does not include the following:

(a)   periodic distributions (whether of income or capital) made pro rata among shareholders or unitholders of a class and whether interim or at the end of an Accrual Period;

(b)   issues of stock, shares or units which are not in redemption of any stock, shares or units;

(c)   any issues of options by WEA or WAT; or

(d)   the redemption, conversion or exercise of any securities issued by WAT or WEA in accordance with their terms.

'**Sell**' means a transfer, sale or assignment of the Special Options (or any part of the Special Options) or any other dealing or parting with possession of any right or interest (other than for the purposes of obtaining financing).

'**Special Option**' means an option to subscribe for Units on the Special Option Terms.

'**Special Option Deed**' means the Series 1 Special Option Deed made between the Manager and WQPL including all schedules, attachments and annexures.

'**Special Option Period**' means the period commencing on the second anniversary of the Issue Date and terminating on the date being 10 days prior to the termination date of WAT under **clause 4.3** of the Trust Deed.

'**Special Option Terms**' means the terms as set out herein.

'**Trust Deed**' means the Trust Deed dated 28 March 1996 originally between Perpetual

9692340_1

Trustee Company Limited and Westfield America Management Limited, as amended from time to time, being the constitution of WAT.

'**Unit**' means an undivided share in the beneficial interest in WAT as provided in the Trust Deed.

'**WAT**' means the managed investment scheme constituted by the Trust Deed and known as the Westfield America Trust (ARSN 092 058 449).

'**WEA**' means Westfield America, Inc.

'**WQPL**' means Westfield Queensland Pty Limited (ABN 22 004 855 878).

1.2   Words or phrases beginning in capitals and not otherwise defined in these Special Option Terms have the same meaning as in the Trust Deed.

2.   ENTITLEMENT

Each Special Option entitles the Optionholder to subscribe for Units on the terms set out in these Special Option Terms.

3.   EXERCISE PERIOD

A Special Option may be exercised at any time during the Special Option Period, in accordance with these Special Option Terms.

4.   PREREQUISITE TO EXERCISE

4.1   A Special Option may not be exercised (and the Manager will be under no obligation to issue Units in respect of any Special Option) unless:

     (a)   the Special Option is exercised as part of a parcel of Special Options which, on exercise, entitles the Optionholder to a parcel of Units having a value not less than the amount required by the *Corporations Act 2001* (Cth) (currently A\$500,000) for the issue of each such Unit to constitute an issue that does not need disclosure to investors pursuant to **s1012B** of **Part 7.9** of the *Corporations Act 2001* (Cth) (or any successor provision) because the person exercising the Special Option is a person of the kind described in **s761G(7)(a)** of the *Corporations Act 2001* (Cth) (or any successor provision); and

     (b)   the Optionholder complies in all material respects with all the other Special Option Terms; and

     (c)   the issue of Units to the Optionholder would not breach the Australian *Corporations Act 2001* (Cth) or any applicable law.

4.2   If the Optionholder which wishes to exercise a Special Option, gives a Notice of Intention to Exercise and a Notice of Exercise and otherwise complies in all material respects with the requirements for exercise of a Special Option set out in these Special Option Terms, the Manager must comply with the provisions of the Trust Deed and of the Special Option Terms in respect of the exercise of the Special Option.

5. EXCHANGE RIGHT

5.1   One Special Option is exercisable for each Continuing Security transferred to the Manager.

5.2   On exercise of a Special Option, the Optionholder will receive in respect of a Continuing Security, the Conversion Number of Units provided that, if this would have the effect that the Optionholder would receive a fraction of one Unit, the Optionholder will receive one additional Unit. The Conversion Number of Units must be issued within one Business Day after receipt of a Notice of Exercise given in accordance with **paragraph 7**.

6. RANKING OF UNITS ON EXERCISE OF SPECIAL OPTIONS

6.1   Subject to **paragraph 6.2**, a Unit allotted on exercise of a Special Option will rank equally in all respects with the existing Units on issue at the date of allotment.

6.2   A Unit allotted on exercise of a Special Option will rank for distribution of the Distributable Income from the date following the last day of the most recently completed dividend period for the Continuing Security transferred so that where Units are allotted during an Accrual Period, such Units will participate in the Distributable Income in respect of that Accrual Period in the proportion that the part of the Accrual Period (calculated in days) for which such Units rank for distribution of Distributable Income bears to the total number of days in such Accrual Period.

7. MANNER OF EXERCISE

7.1   If an Optionholder wishes to exercise a Special Option, then the Optionholder must give a non-binding notice of intention to exercise the Special Option to the Manager during the Special Option Period at least 10 Business Days before giving a Notice of Exercise under **paragraph 7.2**.

7.2   If an Optionholder wishes to exercise a Special Option and has complied with **paragraph 7.1**, it must give an irrevocable Notice of Exercise to the Manager during the Special Option Period specifying:

(a)   the number of Special Options which the Optionholder wishes to exercise in compliance with **paragraph 4** and the type of Continuing Security to be delivered;

(b)   the specific date on which those Special Options are to be exercised ('**Exercise Date**') in accordance with the Special Option Terms;

(c)   the number of Units which are to be issued to the Optionholder on the exercise of the Special Options detailed in the Notice of Exercise ('**Relevant Number**') (being equal to the number of Special Options to which the Notice of Exercise relates multiplied by the Conversion Number, subject to rounding up by one unit in the case of a fractional unit); and

(d)   confirmation of compliance with the U.S. securities laws restrictions contained in **paragraph 12**.

7.3   On the Exercise Date:

    (a)   the Optionholder must deliver to the Manager the Continuing Securities (together with any necessary instruments of transfer properly executed) to which the Notice of Exercise relates; and

    (b)   in consideration of the transfer pursuant to **paragraph 7.3(a)**, the Manager must issue to the Optionholder the Relevant Number of Units.

7.4   The Optionholder must ensure that any Continuing Security transferred pursuant to **paragraph 7.3(a)** (or specified in the Notice of Exercise) is (immediately prior to transfer) owned by the Optionholder (free of all mortgages, charges, liens and other encumbrances or prior claims), and has attached all rights (including rights to receive dividends) attaching or accruing to the Continuing Security on the Exercise Date.

8.   TRANSFER OF SPECIAL OPTIONS

8.1   An Optionholder shall not Sell any Special Options owned by it, unless it first notifies the Manager in writing of its desire to so Sell such Special Options or Continuing Securities and allows the Manager five Business Days from the date of such notice to make an offer for such securities. The Optionholder may reject, in its absolute discretion, any offer to purchase such securities made by the Manager and may Sell such securities to any buyer after the five Business Day period has elapsed; provided that any offer by the Manager shall include both the Special Options and the related Continuing Securities to the extent that the Optionholder notified the Manager that it will sell such securities as a package and provided further that for a period of 90 days after such five Business Day period has elapsed, the Optionholder shall not Sell such securities (other than pursuant to an underwritten public offering) at a price (before deduction of underwriting commissions, placement fees and other selling expenses) less than 90% of the price offered by the Manager.

8.2   Any person to whom a Special Option is transferred must be a person to whom disclosure to investors under Chapter 6D or s1012B of Part 7.9 (as the case may be) of the *Corporations Act 2001* (Cth) is not required. A transferee must provide to the Manager, if requested, evidence that it is such a person.

8.3   Subject to this **paragraph 8** and the securities law restrictions set out in **paragraph 12**, a Special Option is fully transferable as follows:

    (a)   by delivery to the Manager of a duly executed and, subject to **paragraph 30**, stamped transfer in the form of **Attachment B-3** by the Optionholder or the transferee, together with the Option Certificates to which the transfer relates; and

    (b)   the Manager registering the transfer of the Special Options, subject to the terms and conditions of the Trust Deed, which the Manager agrees to do promptly after receipt of the items referred to in **paragraph 8.38.3(a)**.

8.4   On registration of a transfer, the transferee is bound by the Trust Deed and the Special Options Terms and assumes the rights and obligations of an Optionholder in respect of the Special Options transferred.

9. **NEW ISSUES BY WAT**

A Special Option does not confer any right on the Optionholder to participate in any new issues of Units, or to be entitled to any distributions by WAT.

10. **RIGHT TO VOTE**

An Optionholder is entitled to vote at meetings of Members.

11. **NO OTHER RIGHTS**

In accordance with, and subject to, the provisions of the Trust Deed and the *Corporations Act 2001* (Cth), no Special Option confers on the Optionholder:

(a)   any right to require the Manager to redeem or repurchase the Special Option; or

(b)   except as expressly provided in the Trust Deed, any other entitlement under the Trust Deed consequent on holding the Special Option.

12. **SECURITIES LAW RESTRICTIONS**

12.1   This **paragraph 12** operates in addition to restrictions on transfers of Special Options under **paragraph 8**. The Special Options have not been registered under the U.S. Securities Act of 1933, as amended ('**U.S. Securities Act**'), and may not be offered, sold or exercised except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act;

(b)   within the United States to or, in the case of exercise, by Institutional 'Accredited Investors' within the meaning of Rule 501(a)(1), (2), (3) and (7) under the U.S. Securities Act in a transaction exempt from registration requirements of the U.S. Securities Act on delivery of a purchaser's letter in the form of **Attachment B-1 or B-2**, as applicable;

(c)   outside the United States to or, in the case of exercise, by non-U.S. persons in a transaction meeting the requirements of Rules 901, 903 or 904 of Regulation S under the U.S. Securities Act;

(d)   to WEA, its affiliates, the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The Special Options must bear a legend to the foregoing effect:

Special Options issued to non-U.S. persons pursuant to Regulation S under the U.S. Securities Act must bear the following additional legend:

'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN

CERTIFICATE THAT IT IS NOT BEING EXERCISED ON BEHALF OF A U.S. PERSON OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER AND (B) THE SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

All other Special Options must bear the following additional legend:

'THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THE SECURITY MAY BE EXERCISED ONLY BY (1) A NON-U.S. PERSON ON DELIVERY OF EITHER (i) A WRITTEN CERTIFICATE THAT IT HAS NOT BEEN EXERCISED ON BEHALF OF A U.S. PERSON, OR (ii) A WRITTEN OPINION OF COUNSEL TO THE EFFECT THAT THE SECURITY AND THE UNITS DELIVERED ON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR ARE EXEMPT FROM REGISTRATION THEREUNDER OR (2) AN INSTITUTIONAL ACCREDITED INVESTOR ON DELIVERY OF A LETTER SUBSTANTIALLY IN THE FORM ANNEXED TO THE SPECIAL OPTION TERMS AND (B) THIS SECURITY MAY BE EXERCISED ONLY IN ACCORDANCE WITH THE SPECIAL OPTION TERMS.'

12.2   Units issuable on exercise of the Special Options will not be registered under the U.S. Securities Act and may not be offered or sold by an Optionholder after exercise of an Option except:

(a)   pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an exemption from the registration requirements thereunder;

(b)   outside the United States to non-U.S. persons (which term includes U.S. dealers or other professional fiduciaries acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust)) in reliance on Rules 903 and 904 of Regulation S under the U.S. Securities Act;

(c)   in 'regular way transactions' on the ASX, provided that neither the seller, nor any person acting on its behalf, knows that the transaction has been pre-arranged with a buyer that is a U.S. person or is located in the U.S.;

(d)   to the Manager or its affiliates; or

(e)   as otherwise agreed by the Manager.

The foregoing restrictions must be noted in the Unit register maintained by the Manager. The Manager agrees that it will cause the notation to be removed from the Unit register at such time as the Units may be transferred without restriction under applicable law.

12.3   A Special Option may only be exercised by a non-U.S. person on delivery of either:

(a)   a written certification that the Optionholder is not a U.S. person and the Special Option is not being exercised on behalf of a U.S. person; or

(b)   a written opinion of counsel to the effect that the Special Option and the Units delivered on exercise thereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

12.4   A Special Option may only be exercised by a U.S. person on delivery of a purchaser's letter for 'Accredited Investors' in the form of **Attachment B-1**, certifying that the Optionholder is an 'Accredited Investor' as defined in that letter, together with the other materials referred to therein.

12.5   A Special Option may not be transferred to any person if the effect of such transfer would be that the ownership limitations contained in WEA's Restated Articles of Incorporation would be violated.

12.6   Any withholding obligation of the Manager on receipt of a Continuing Security may be satisfied by delivery of an amount in United States dollars by the Optionholder.

13.   QEF ELECTION

If an Optionholder intends to make the election provided for in Section 1295(b) of the Internal Revenue Code of 1986, as amended ('Code'), then such Optionholder must so notify the Manager and the Manager must, at the Manager's expense, take such actions as may be required by the Code and the authorities thereunder to have WAT be treated as a qualified electing fund (within the meaning of Section 1295 of the Code) with respect to a Unitholder or Optionholder that makes the election provided for under Section 1295(b) of the Code.

14.   RECONSTRUCTIONS

14.1   Except as provided in **paragraph 15.2**, if:

(a)   WEA carries out a Reconstruction; or

(b)   WAT carries out a Reconstruction,

then, in each such event:

(c)   the number of Special Options held by an Optionholder; or

(d)   the Conversion Number; or

(e)   some of, or all, such factors,

will be adjusted, as appropriate, in a manner determined by the Manager which:

(f)   is fair and equitable to the Members and Optionholders; and

(g)   to the extent necessary, complies with the Listing Rules of the ASX applying to a reorganisation (as that term is defined in the Listing Rules of the ASX) of capital at the time of the reorganisation (and for the avoidance of doubt the

parties agree that any reconstruction of WEA is carried out as if the Listing
Rules of the ASX applied to the reorganisation of WEA),

and is approved by Optionholders holding a majority of the outstanding Special Options
on issue provided that if such Optionholders fail to approve the manner of adjustment
determined by the Manager, the Manager must, pursuant to **paragraph 19,** refer the
matter to an Expert who will make a determination of any adjustment. The Expert must
be directed to take into account **paragraphs 15.1(f)** and **(g)** in making a determination.

14.2   (a)   If WAT is merged or consolidated with or into a new entity or WAT transfers all
or substantially all of its assets to another entity then, on a subsequent exercise
of the Special Options, the Optionholder is entitled to receive securities in the
new transferee entity equal to those which the Optionholder would have
received had it exercised such Special Options and held Units immediately
prior to such transaction.

    (b)   If WEA is merged or consolidated with or into a new entity or if WEA transfers
all or substantially all of its assets to another entity and the Optionholder
receives stock in such entity in consideration of its Continuing Securities then,
on a subsequent exercise of the Special Options, the Optionholder is entitled to
use such new securities received in such transaction (in lieu of the Continuing
Securities) as the consideration for the issuance of ordinary Units based on a
revised Conversion Number which is fair and equitable to the Members and the
Optionholder.

    (a)   The Manager agrees for the benefit of the Optionholders that if, while any
Special Options are on issue, it:

        (i)   announces an intention to wind up WAT; or

        (ii)   receives a requisition from Members, that meets the requirements of
the *Corporations Act 2001* (Cth), to convene a meeting of Members
for the purpose of passing a resolution to direct the winding up of
WAT,

then it will immediately give written notice to the Optionholders of the
announcement or requisition. In the case of an announcement or if Members
subsequently pass a resolution in accordance with the *Corporations Act 2001*
(Cth) to terminate WAT then, before WAT is terminated, the Optionholders
may exercise any or all of their Special Options in accordance with the
provisions of these Special Option Terms.

    (b)   The Manager agrees that until the expiration of the Special Option Period:

        (iii)   prior to any Reconstruction of WAT it will provide not less than 30
days prior written notice of such Reconstruction to the Optionholder,
and the Optionholder has the right at any time following delivery of
such notice to exercise its Special Options; and

        (iv)   in the event WEA is merged or consolidated into a new entity or
transfers all or substantially all of its assets to another entity, the
Optionholder has the right at any time following such event to

exercise its Special Options in accordance with the provisions of these Special Option Terms.

15.   REPRESENTATIONS, WARRANTIES AND COVENANTS

15.1   The Manager represents and warrants for the benefit of the Optionholders that as at the date of the Special Option Deed, the Issue Date and the Exercise Date:

(a)   all Special Options have been duly authorised, validly issued, and the Optionholders are entitled to the rights in favour of the Optionholder under the Special Option Terms;

(b)   there are no pre-emptive rights or similar rights to purchase any Units issuable on exercise of the Special Options on the part of any holders of any class of securities of WAT; and

(c)   the Special Option Deed has been duly authorised, executed and delivered by the Manager and is a valid and binding obligation of the Manager and enforceable in accordance with its terms.

15.2   The Manager covenants that:

(a)   it will use its best endeavours to ensure that the ordinary Units (including the Units issued on the exercise of the Special Options) are officially quoted on the ASX as soon as possible after they are issued and that such official quotation is maintained;

(b)   at all times while Special Options are outstanding, WAT will have sufficient authorised and unissued Units available for issue on exercise of all Special Options and all other options outstanding with respect to Units; and

(c)   subject to compliance by the Optionholder with the Special Option Terms, the Units issuable on exercise of the Special Options will be duly authorised, validly issued and fully paid.

15.3   To the extent that any covenant contained in the Special Option Deed is made for the benefit of the Optionholder, such covenant will be enforceable against the Manager by any person registered as a Optionholder.

16.   REGISTRATION AND NO QUOTATION OF SPECIAL OPTIONS

16.1   The Manager will maintain registers of Optionholders. An Optionholder may:

(a)   inspect such register at any time during Business Hours; and

(b)   obtain copies of such register.

16.2   The Manager must send to an Optionholder copies of all notices (including, without limitation, notices of Members' meetings), accounts and other statements sent to Members.

9692340_1

16.3 For the purposes of **paragraph 17.2**, notices, accounts and other statements sent to joint Optionholders will be deemed to be sent to all those Optionholders if sent to the Optionholder named first on the register.

16.4 If an Optionholder:

   (a)   has lost a certificate in respect of any Special Options; and

   (b)   provides the Manager with a statutory declaration of loss in respect of such certificate,

   the Manager must cancel the lost certificate and issue a replacement certificate to the Optionholder.

16.5 The Optionholder acknowledges that the Special Options will not be quoted on any stock exchange.

17.   RENEGOTIATION

If prior to the earliest date on which the Special Options may be exercised the laws of Australia are amended, varied or replaced, or the Commonwealth Government introduces a bill into Parliament, which may result in WAT failing to qualify as a 'collective investment vehicle', then the Manager and the Optionholders will enter into good faith negotiations to amend the terms of the Special Options, including if necessary the Special Option Period, in order to avoid such failure.

18.   DISPUTES

18.1 If a dispute arises in relation to an adjustment to:

   (a)   the number of Special Options held by an Optionholder; or

   (b)   the Conversion Number; or

   (c)   some or all such factors,

   or any other adjustment to be made pursuant to **paragraph 15.1** or **paragraph 15.2**, either the Manager or the Optionholder is entitled to refer the dispute (but no other disputes) to an Expert.

18.2 The Expert must be directed by the party referring the dispute:

   (a)   to resolve the dispute in a timely manner as an expert and not as an arbitrator; and

   (b)   to determine the party or parties responsible for paying the costs of the Expert having regard to the Expert's findings concerning resolution of the dispute.

18.3 The determination of the Expert will be final and binding on the Manager and the Optionholders.

19. NOTICES

82-35029

19.1 A party giving notice or notifying under these Special Option Terms must do so in writing:

(a) directed to the recipient's address specified in this **paragraph 20**, as varied by any notice or, in the case of an Optionholder, to the address specified in the register kept in accordance with **paragraph 17**; and

(b) hand delivered or sent by prepaid post or facsimile to that address.

The Manager's address and facsimile number are:

Westfield America Management Limited

Level 24, Westfield Towers

100 William Street

SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077

Attention: Company Secretary

WQPL's address and facsimile number are:

Westfield Queensland Pty. Limited

Level 24, Westfield Towers

100 William Street

SYDNEY NSW 2011

Facsimile Number: (61 2) 9358 7077

Attention: Company Secretary

19.2 A notice given in accordance with **paragraph 20.1** is taken to be received:

(a) if hand-delivered, on delivery;

(b) if sent by prepaid post, 5 days after the date of posting;

(c) if sent by courier, 2 days after being sent; or

(d) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice.

19.3 The Manager will promptly deliver to an Optionholder copies of any notices received by it under the Special Option Terms, including any notice changing the foregoing addresses.

9692340_1

20. INTERPRETATION

In these Special Option Terms, unless the contrary intention appears:

(a)   headings are for ease of reference only and do not affect the meaning of these Special Option Terms;

(b)   the singular includes the plural and vice versa and words importing a gender include other genders;

(c)   other grammatical forms of defined words or expressions have corresponding meanings;

(d)   a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of or schedule or annexure to these Special Option Terms and a reference to the Special Option Terms includes any schedules, attachments and annexures;

(e)   a reference to a document or agreement, including the Special Option Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time;

(f)   a reference to 'A$', '$A', 'dollar' or '$' is a reference to Australian currency;

(g)   a reference to 'US$' is a reference to United States of America currency;

(h)   a reference to a specific time for the performance of an obligation is a reference to that time in the State, Territory or other place where that obligation is to be performed;

(i)   a reference to a party includes its executors, administrators, successors (including persons taking by novation) and permitted assigns;

(j)   words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(k)   a reference to any legislation or statutory instrument or regulation is construed in accordance with the *Acts Interpretation Act 1901* (Cth) or the equivalent State legislation, as applicable.

ATTACHMENT A (TO SCHEDULE)

NOTICE OF EXERCISE OF SERIES I SPECIAL OPTION

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[   ]

I/We [   ] of [   ] give notice that I/we wish to exercise [   ] Series I Special Options registered in my/our name on [   ] ('**Exercise Date**'). The number of Units, which are to be issued on exercise of the Special Options referred to in this Notice of Exercise, is [ ].

Defined terms in the Special Option Terms have the same meaning in this Notice of Exercise.

We have received a copy of the Series I Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

I/We confirm that:

(l)   [   ] [*description of actual Continuing Securities*] in WEA registered in my/our name will on the Exercise Date be free of all mortgages, charges, liens and other encumbrances or prior claims;

(m)   the Units in Westfield America Trust ('**WAT**') to be issued to me/us on exercise of the Special Options to which this Notice of Exercise relates, have a value of not less than the amount required by the *Corporations Act 2001* (Cth) for the issue of each such Unit to constitute an issue for which disclosure to investors is not required under **section's1012B** of Part 7.9 of the *Corporations Act 2001* (Cth) (or any successor provision) because I/we am/are a person/persons of the kind described in s761G(7)(a) of the *Corporations Act 2001* (Cth) (or any successor provision);

(n)   this Notice of Exercise is irrevocable (subject to **paragraph 7.2** of Special Option Terms);

(o)   I/we have read the restrictions on exercise of Special Options and on transferability of Units contained in the Special Option Deed. I/we understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the '**Securities Act**'), and may not be offered or sold except as permitted by the Special Option Terms and that such restrictions may be required to be noted in the Unit register as set out in the Special Option Deed. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only in accordance with the Special Option Terms; and

(p)   [APPLICABLE PARAGRAPH TO BE INSERTED]

82-35029

NOTE: the following paragraph to be included in a Notice of Exercise by a non-U.S. person requesting that Units be delivered to an address outside of the United States:

[We are not a U.S. person, we are not acquiring any units for the account of any U.S. person, and we have not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, or as principal or agent, any Units acquired by us in the United States or to any U.S. person. 'U.S. person' has the meaning set forth in Regulation S under the Securities Act, and includes, among other persons, any national, citizen or resident of the United States or the estate or trust of any such person, any corporation, partnership or other entity created or organised in or under the laws of the United States, or any political subdivision thereof, any trust or estate (other than a foreign trust or estate) and any United States branch of a non-U.S. person. 'United States' means the United States of America, its territories and possessions.]

NOTE: the following paragraph to be included in a notice of exercise by an 'accredited investor' (a person meeting the requirements of Rule 501(a) of Regulation D under the Securities Act):

[We are delivering herewith a purchaser's letter for accredited investors in the form of Attachment B-1 to the Special Option Terms and the other materials referred to therein, and certify that each of us is an 'accredited investor' as defined in that letter.]

NOTE: the following paragraph to be included in a notice of exercise by a non-U.S. person requesting that units be delivered to an address in the United States or who does not meet the standards set forth in |Note 2|.

[We are not a U.S. person]. [We are delivering herewith a written opinion of nationally recognised United States counsel to the effect that the Special Options and the Units delivered on exercise have been registered under the Securities Act or are exempt from registration thereunder.]

82-35029

ATTACHMENT B-1 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Acquisition or Transfer of Units

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

Manager of Westfield America Trust

[   ]

In connection with our proposed acquisition of Units in Westfield America Trust ('Trust') [in exchange for Continuing Securities of Westfield America, Inc.], we confirm that:

1. We have received a copy of the Series 1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2. We understand that the Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence.

3. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Units, we will do so only:

    (a)   pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available);

    (b)   outside the United States in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

    (c)   to an institutional 'accredited investor' (as defined below) pursuant to any other exemption from the registration requirements of the Securities Act, subject to:

         (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

         (ii) unless such transfer is of Units with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

    (d)   to the Manager or its affiliates; and

    in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4. So long as the foregoing restrictions are required to be noted in the Unit register, the undersigned will, and each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

9692340_1

5. We understand that, on any proposed reoffer, resale, pledge or transfer of any Units, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms pursuant to which the Units were issued. We further understand that the foregoing restrictions will be noted in the Unit register.

[Insert applicable paragraph.]

6. [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7. [insert applicable paragraph]

[We are acquiring the Units purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Units with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Units to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: _____

Name:

Title:

9692340_1

82-35029

Dated:

Signed by [   ] through its   )

duly authorised representative   )

[   ] in the presence of:)

or

THE COMMON SEAL of # is affixed in
accordance with its **constitution** in the
presence of   )
)
)
)

Secretary   Director

Name of secretary (print)   Name of director (print)

9692340_1

82-35029

ATTACHMENT B-2 (TO SCHEDULE)

FORM OF PURCHASER'S LETTER BY ACCREDITED INVESTOR

Transfer of Options

TO: WESTFIELD AMERICA MANAGEMENT LIMITED

        Manager of Westfield America Trust

        [   ]

In connection with our proposed acquisition of Special Options in Westfield America Trust ('Trust'):

1.   We have received a copy of the Series 1 Special Option Terms, a copy of which is annexed to the Westfield America Trust Deed.

2.   We understand that the Special Options and the Units issuable on exercise thereof have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act'), and may not be offered or sold except as permitted in the following sentence and in the Special Option Deed.

3.   We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should reoffer, resell, pledge or transfer any Special Options, we will do so only:

   (a)   outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

   (b)   to an institutional 'accredited investor' (as defined below) pursuant to an exemption from the registration requirements of the Securities Act, subject to:

      (i)   the receipt by the Manager of a letter substantially in the form provided in the Special Option Deed,

      (ii)   unless such transfer is of Special Options with a purchase price of not less than US$250,000 to an 'accredited investor' (as defined below), the receipt by the Manager of an opinion of counsel acceptable to the Manager that such reoffer, resale, pledge or transfer is in compliance with the Securities Act;

   (c)   to Westfield America Inc, its affiliates, the Manager, or its affiliates; and

   in each case, in accordance with any applicable securities laws of any State or the United States of America or any other applicable jurisdiction.

4.   The undersigned will, and each subsequent purchaser from it is required to, notify any subsequent purchaser from it of the resale restrictions set forth above.

9692340_1

5.   We understand that, on any proposed reoffer, resale, pledge or transfer of any Special Options, we will be required to furnish to the Manager and the registrar and transfer agent for the Units, such certification and other information as the Manager may reasonably require to confirm that the proposed sale complies with the foregoing restrictions and the provisions of the Special Option Terms governing the Special Options. We further understand that the foregoing restrictions will be noted in the legend on the Special Options.

[Insert applicable paragraph.]

6.   [We are an institutional 'accredited investor' (an entity meeting the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Units, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.]

7.   [insert applicable paragraph]

[We are acquiring the Special Options purchased by us for our own account or for one or more accounts (each of which is an 'accredited investor') as to each of which we exercise sole investment discretion and for each of which we are acquiring Special Options with a purchase price of not less than US$250,000 in each case for investment and not with a view to, or for sale in connection with any distribution thereof within the meaning of the Securities Act.]

[We have delivered to the Manager an opinion of counsel acceptable to the Manager that such offer, sale, pledge or transfer of the Special Options to us is in compliance with the Securities Act.]

Defined terms in the Special Option Terms have the same meaning in this letter.

You are entitled to rely on this letter and are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Purchaser]

By: _____

Name:

Title:

Dated:

Signed by [   ] through its   )

duly authorised representative   )

[   ] in the presence of:)

or

THE COMMON SEAL of # is affixed in
accordance with its constitution in the
presence of   )

Secretary   Director

Name of secretary (print)   Name of director (print)

ATTACHMENT B -3 (TO SCHEDULE)

TRANSFER FORM

For Non-Market Transactions

Affix stamp or similar duty here	Marking stamp

FULL NAME OF REGISTERED SCHEME	Westfield America Trust ARSN 092 058 449 ('WAT')		
DESCRIPTION **OF** **OPTIONS**	Class Series 1 Special Options	Amount paid Amount unpaid	Register NSW
QUANTITY	Words		Figures
FULL NAME **OF** **TRANSFEROR(S)**			
CONSIDERATION			Date of Purchase
FULL NAME **OF** **TRANSFEREE(S)**			
FULL ADDRESS **OF** **TRANSFEREE(S)**			
BENEFICIAL **INTEREST**	Upon registration of this transfer, the transferee will/will not hold the above options beneficially		

I, the registered holder and transferor (>Transferor=) named above, for the consideration specified above transfer to the transferee named above (>Transferee=) the special options specified above (>Special Options=) registered in my name in the books of WAT subject to the conditions on which I hold them at the time of signing this form. I, the Transferee agree to accept the transfer of the Special Options and the registration of the Special Options in my name in the books of WAT subject to the same conditions and agree to be bound by the constitution of WAT as amended from time to time and the terms of the Special Options.

SIGNATURE		FOR REGISTRAR USE

OF	
TRANSFEROR(S)	
SIGN HERE ✱	
DATE SIGNED	/ /
SIGNATURE	
OF	
TRANSFEREE(S)	
SIGN HERE ✱	
DATE SIGNED	/ /

ATTACHMENT C TO SCHEDULE

SERIES I SPECIAL OPTION CERTIFICATE

CERTIFICATE NUMBER

WESTFIELD AMERICA TRUST

Constituted by Trust Deed dated 28 March 1996, as amended

SERIES I SPECIAL OPTION CERTIFICATE

|

NUMBER OF OPTIONS	CLASS	DISTINCTIVE NUMBERS
[ ]	Series I Special Options	FROM [ ] TO [ ]

These options are issued in accordance with the Trust Deed of the Westfield America Trust, the Series I Special Option Deed and the Special Option Terms attached.

This is to certify that [   ] of [   ] is the registered holder of the options in Westfield America Trust set out in the panel above.

SIGNED FOR AND ON BEHALF of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust.

....

Director

....

Secretary

NINTH SCHEDULE

TERMS OF OFFER OF PRIORITY UNITS

The Manager may offer Priority Units pursuant to offers made at substantially the same time where:

(A)   the Priority Units are in a class which is quoted on the stock market of Australian Stock Exchange Limited ('class') and ordinary Units in that class have not been suspended from quotation; and

(B)   the offers are made pursuant to an arrangement under which:

(I)   an offer is made to all the then Members as at the Record Date other than the following Members ('**Excluded Members**'):

(1) persons in their capacity as Members holding Series F Special Options, Series G Special Options, Series G1 Special Options, Series H Special Options and Series I Special Options;

(2) persons who participated in the institutional placement approved by Members on 22 February 2002;

(3) persons whose address (as recorded in the register of Members) is in a jurisdiction in which the Manager reasonably considers it is not lawful or is not reasonably practicable for the Manager to offer and issue Priority Units to that person.

(II)   each offer is made on a non-renounceable basis;

(III) each Member (other than Excluded Members), on a record date announced by the Manager ('Record Date') holding:

(1) ordinary Units will be offered an entitlement to subscribe for one ordinary Unit for every four ordinary Units held by that Member provided that Members holding less than 8,000 ordinary Units will be entitled to subscribe for up to 2,000 ordinary Units and Members holding 400,000 or more ordinary Units will be entitled to subscribe for no more than 100,000 ordinary Units;

(2) interests in the Trust known as Series B Class Units and Series C Class Units will be offered an entitlement to subscribe for up to 2,000 ordinary Units; and

(3) interests in the Trust known as RCP Units will be offered an entitlement to subscribe for up to 2,000 ordinary Units,

each entitlement being cumulative and the minimum subscription being 1,000 Priority Units;

(C)   the following requirements are also satisfied:

    (I)   Members approve the making of the offer, by way of special resolution of the Members where Members with at least 25% of the total value of all interests of Members entitled to vote on the question vote on the question at the meeting; and

    (II)   Members to whom the offer is made are provided with a copy of a disclosure document in respect of the offer; and

    (III) Priority Units the subject of the offer are issued within 13 months of the date of the disclosure document referred to in sub-paragraph (C)(II) above.

9692340_1

EXECUTED as a deed.

THE COMMON SEAL of WESTFIELD)
AMERICA MANAGEMENT LIMITED)
is affixed in accordance with its articles of)
association in the presence of:)

<seal appears>

<signature appears>

....
Signature of authorised person

<signature appears>

....
Signature of authorised person

SECRETARY

DIRECTOR

....
Office held

....
Office held

TIMOTHY WALSH

STEPHEN P JOHNS

....
Name of authorised person (block letters)

....
Name of authorised person (block letters)

THE COMMON SEAL of PERPETUAL)
TRUSTEE COMPANY LIMITED is)
affixed in accordance with its articles of)
association in the presence of:)

<seal appears>

<signature appears>

....
Signature of authorised person

<signature appears>

....
Signature of authorised person

SECRETARY

DIRECTOR

....
Office held

....
Office held

DAVID RICHARDS

DAVID ROWAN WHITE

....
Name of authorised person (block letters)

....
Name of authorised person (block letters)

